

HALLIBURTON

2024 Proxy Statement

HALLIBURTON

To Our Valued Shareholders

April 2, 2024

Fellow Shareholders:

On behalf of our Board of Directors, management team, and approximately 48,000 employees, thank you for your investment in Halliburton.

In 2023, as a result of our clear strategy, collaboration, and focus on execution, we delivered a 13 percent increase in revenue over 2022 and the highest operating margins in over a decade. Additionally, in line with our commitment to return cash to shareholders, we distributed approximately $1.4 billion in the form of dividends and stock repurchases.

Projected long-term global economic expansion creates even greater demand for secure, affordable, and reliable energy from oil and natural gas. As we enter 2024, the fundamentals for our business remain strong. Our team is focused on our strategy to deliver profitable international growth, maximize value in North America, increase capital efficiency, develop and deploy digital and automation solutions, and advance cleaner, affordable energy.

Internationally, we see above-market growth within our well construction product lines, where customers choose Halliburton to improve the reliability, consistency, and efficiency of their drilling operations. In North America, larger customers with stable programs have elevated quality expectations and demand greater technology to improve recovery and well productivity. Our value proposition – to collaborate and engineer solutions to maximize asset value for our customers – positions us to capitalize on these opportunities.

Your vote is important regardless of how many shares you own. We invite you to attend our Annual Meeting on May 15, 2024, at our corporate offices in Houston, Texas. Whether or not you are able to join us in person, please review the proxy materials and vote as soon as possible. You may vote by phone, online, or if you received a paper proxy, through the mail. See the Notice of Annual Meeting for instructions on how to vote.

On behalf of the Board of Directors, thank you for your confidence in Halliburton.

Sincerely,

Jeffrey A. Miller
Chairman, President and CEO

Robert A. Malone
Lead Independent Director





Table of Contents

HALLIBURTON

Notice of Annual Meeting
of Shareholders to be held May 15, 2024

April 2, 2024

Halliburton Company, a Delaware corporation, will hold its Annual Meeting of Shareholders on Wednesday, May 15, 2024, at 9:00 a.m. Central Daylight Time at its corporate office at 3000 N. Sam Houston Parkway East, Life Center - Auditorium, Houston, Texas 77032.

At the meeting, the shareholders will be asked to vote:

1. To elect the twelve nominees for Director named in the attached proxy statement to serve for the ensuing year and until their successors shall be elected and shall qualify.
2. To ratify the appointment of KPMG LLP as principal independent public accountants to examine the financial statements and books and records of Halliburton for the year ending December 31, 2024.
3. To approve on an advisory basis our executive compensation.
4. To approve the amendment and restatement of the Halliburton Company Stock and Incentive Plan.
5. To transact any other business that properly comes before the meeting or any adjournment or adjournments of the meeting.

These items are fully described in the following pages, which are made a part of this Notice. The Board of Directors has set the close of business on March 18, 2024, as the record date for the determination of shareholders entitled to notice of and to vote at the meeting and at any adjournment of the meeting.

Internet Availability of Proxy Materials

On or about April 2, 2024, we mailed our shareholders a Notice of Internet Availability of Proxy Materials containing instructions on how to access our 2024 proxy statement and 2023 Annual Report on Form 10-K and how to vote online. If you received your Annual Meeting materials via e-mail, the e-mail contains voting instructions and links to the proxy statement and Form 10-K on the Internet. The notice also provides instructions on how you can request a paper copy of these documents if you desire.

If You Plan to Attend

Attendance at the meeting is limited to shareholders and one guest each. Admission will be on a first-come, first-served basis. Registration will begin at 8:00 a.m., and the meeting will begin at 9:00 a.m. Each shareholder holding stock in a brokerage account will need to bring a copy of a brokerage statement reflecting stock ownership as of the record date. Please note that you will be asked to present valid picture identification, such as a driver's license or passport, and you will have a security screening. For security reasons, you may not bring cameras, recording equipment, electronic devices, bags, briefcases, or packages into the meeting.

By order of the Board of Directors

Van H. Beckwith
Executive Vice President, Secretary and Chief Legal Officer

You can vote by any of the following methods:


INTERNET
www.proxyvote.com
until 11:59 p.m.
Eastern Daylight Time
on May 14, 2024


BY TELEPHONE
until 11:59 p.m.
Eastern Daylight Time
on May 14, 2024


BY MAIL
Completing, signing, and returning your proxy or voting instruction card **before May 15, 2024**


IN PERSON
at the Annual Meeting

The following voting matters are described in this proxy statement.

	Board Vote Recommendation	Page Reference
Election of Directors	**FOR** Each Nominee	15
Ratification of Selection of Principal Independent Public Accountants	**FOR**	35
Advisory Approval of Executive Compensation	**FOR**	38
Approval to Amend and Restate the Halliburton Company Stock and Incentive Plan	**FOR**	81

Proxy Statement Summary

This summary highlights information contained elsewhere in this proxy statement or as otherwise noted. This summary does not contain all of the information that you should consider, and you should read the entire proxy statement carefully before voting. Page references are supplied to help you find further information in this proxy statement.

2023 Strategic Priorities

As we began 2023, we identified the following focus areas in our 2022 Form 10-K:

- **International:** Allocate our capital to the highest return opportunities and increase our international growth in both onshore and offshore markets.
- **North America:** Maximize value by utilizing our premium low-emissions equipment and automated and intelligent fracturing technologies to drive higher margins through better pricing and increased efficiency.
- **Digital:** Continue to drive differentiation and efficiencies through the deployment and integration of digital and automation technologies, both internally and for our customers.
- **Capital efficiency:** Maintain our capital expenditures in the range of 5-6% of revenue while focusing on technological advancements and process changes that reduce our manufacturing and maintenance costs and improve how we move equipment and respond to market opportunities.

- **Sustainability and energy transition:** Continue to:
  - Leverage the increasing number of participants in and scope of Halliburton Labs to gain insight into developing value chains in the energy mix transition;
  - Develop and deploy solutions to help oil and natural gas operators lower their emissions while also using our existing technologies in renewable energy applications;
  - Develop technologies to lower our own emissions; and
  - Grow our participation in the entire life cycle of carbon capture and storage, hydrogen, and geothermal projects globally.

2023 Performance Overview (pages 44-45)

Business Highlights

Our success throughout 2023 was a direct result of the hard work and dedication of our employees with relentless focus on safety, operational execution, customer collaboration, and service quality performance. We expect oil and natural gas demand to continue to grow over the next several years as easing inflationary pressures across the Organization for Economic Co-operation and Development countries increase the likelihood for central bank rate cuts, abating fears of a macroeconomic slowdown. We believe long-term expansion of the global economy will continue to create demands on all forms of energy. We expect oil and natural gas will remain a critical component of the global energy mix. Multiple financial and operational metrics demonstrated strong performance. Here are the highlights for 2023:

- **Financial:** Our total revenue increased 13% in 2023 compared to 2022. Our International revenue increased 17% and our North America revenue increased 9% in 2023 compared to 2022, with improved margins driven by increased activity and pricing gains. Overall, our Completion and Production and Drilling and Evaluation operating segments finished the year with 21% and 17% operating margins, respectively. We generated strong cash flows from operations and repurchased $300 million of debt.

- **Digital:** Our accelerated deployment and integration of digital and automation technologies created technical differentiation in the market and contributed to our higher margins and increased internal efficiencies.
- **Capital efficiency:** We advanced technologies and made strategic choices that kept our capital expenditures to 6% of revenue, which is in the range of our 5-6% of revenue target.
- **Shareholder returns:** We returned $1.4 billion of capital to shareholders through buybacks and dividends, which is consistent with our capital returns framework.
- **Sustainability and energy transition:**
  - Named to the Dow Jones Sustainability North America Index (DJSI) for the third consecutive year. DJSI assesses the sustainability performance of companies using a transparent, rules-based process based on the annual S&P Global Corporate Sustainability Assessment;
  - Added eleven new participating companies to Halliburton Labs, our clean energy accelerator; and
  - Provided services in carbon capture and storage.

Our 2024 Board Nominees (pages 17-28)

Name	Age	Occupation
Abdulaziz F. Al Khayyal	70	Former Director and Senior Vice President, Industrial Relations, Saudi Aramco
William E. Albrecht	72	President, Moncrief Energy, LLC
M. Katherine Banks	64	Former President, Texas A&M University
Alan M. Bennett	73	Former President and Chief Executive Officer, H&R Block, Inc.
Earl M. Cummings	59	Managing Partner, MCM Houston Properties, LLC
Murry S. Gerber	71	Former Executive Chairman of the Board, EQT Corporation
Robert A. Malone	72	Executive Chairman, President and Chief Executive Officer, First Sonora Bancshares, Inc., and the First National Bank of Sonora
Jeffrey A. Miller	60	Chairman of the Board, President and Chief Executive Officer, Halliburton Company
Bhavesh V. (Bob) Patel	57	President, Standard Industries
Maurice S. Smith	52	President, Chief Executive Officer and Vice Chair, Health Care Service Corporation
Janet L. Weiss	60	Former President, BP Alaska
Tobi M. Edwards Young	48	Senior Vice President, Legal, Regulatory, and Corporate Affairs, Cognizant Technology Solutions



Size of Board to be Elected

12

Independent Director Nominees

92%

Ethnically Diverse Nominees

5

Gender Diverse Nominees

3

Average Age of Director Nominees

63

Average Director Nominee Tenure

6.8

Director Experience

Energy Industry — 11	Science/Technology/Engineering — 12	International Business — 12
Accounting/Finance — 12	Strategic Planning and Risk Oversight — 12	Health, Safety & Environment and Sustainability — 12

Our 2023 Named Executive Officers (page 46)

Name	Age	Occupation
Jeffrey A. Miller	60	Chairman, President and Chief Executive Officer
Eric J. Carre	58	Executive Vice President and Chief Financial Officer
Van H. Beckwith	59	Executive Vice President, Secretary and Chief Legal Officer
Lawrence J. Pope	56	Executive Vice President, Administration and Chief Human Resources Officer
Mark J. Richard	62	President – Western Hemisphere
Joe D. Rainey[1]	67	Former President – Eastern Hemisphere

(1) Mr. Rainey retired on December 31, 2023.

Our Executive Compensation Program (pages 46-73)

Objectives (page 46)

Our executive compensation program is composed of base salary, a short-term incentive, and long-term incentives, and is designed to achieve the following objectives:

- Provide a clear and direct relationship between executive pay and our performance on both a short-term and long-term basis;
- Target market competitive pay levels with a comparator peer group;
- Emphasize operating performance drivers;

- Link executive pay to measures that drive shareholder returns;
- Support our business strategies; and
- Maximize the return on our human resource investment.

Elements of our Executive Compensation Program for 2023 (page 47)

Halliburton's executive compensation program for the 2023 plan year was composed of base salary, a short-term incentive, and long-term incentives, as described below:

	Reward Element	Objective	Key Features	How Award Value is Determined	2023 Decisions
FIXED	Base Salary	To compensate executives based on their responsibilities, experience, and skillset.	Fixed element of compensation paid in cash.	Benchmarked against a group of comparably sized corporations and industry peers.	Base salary determinations varied by individual as noted on page 50.
AT RISK	Short-Term (Annual) Incentive	To motivate and incentivize performance over a one-year period.	Award value and measures are reviewed annually. Targets are set at the beginning of the period.	Performance measured against: • 60% NOPAT • 20% Asset Turns • 20% Non-Financial Strategic Metrics	Award values were targeted at the market median for 2023. Returned to a 12-month performance measurement period.
	Long-Term Incentives	To motivate and incentivize sustained performance over the long-term. Aligns interests of our NEOs with long-term shareholders.	Value is delivered: • 70% performance units measured over three years (½ in stock; ½ in cash) with relative TSR modifier • 30% restricted stock	The 2023 performance units measured against ROCE performance relative to performance peers and including a relative TSR modifier. Restricted stock grants have time-based vesting and value is driven by our share price.	Award values were targeted at the market median for 2023. Increased relative ROCE performance required for a target PUP payout from median performance to the 55th percentile. Capped the payout of the primary metric (relative ROCE) to target level when average HAL ROCE for the applicable three-year performance period is negative; TSR modifier still applies.

Our Year-round Shareholder Engagement (page 14)

Through active, two-way dialogue with our shareholders, our Board and management team work diligently to stay informed regarding our investors' expectations, gather feedback to inform strategic decision-making, and provide answers to investor questions about our approach to governance, our oversight of risks, our approach to sustainability, and the design of our executive compensation program. Some highlights from our shareholder engagement program in 2023 included:

- Board members and our management team offered opportunities for engagement with shareholders representing approximately 60% of our shares. They also engaged with the two largest proxy advisors, Institutional Shareholder Services (ISS) and Glass Lewis.
- Participants included Murry S. Gerber, Chair of the Compensation Committee or Robert A. Malone, Lead Independent Director, and Halliburton senior management.
- A refreshed shareholder presentation highlighted the latest information about our Board oversight and engagement; executive compensation program; our people; health, safety, and environment (HSE) performance and strategies; and our approach to sustainable energy solutions.
- Additionally, our senior management and Investor Relations team participated in 16 sell-side conferences, one non-deal roadshow, and 304 investor meetings that are all part of our ongoing cadence of shareholder outreach.
- Our senior management and Directors presented shareholder feedback to the full Board of Directors for discussion and consideration.

Corporate Governance

Corporate Governance Guidelines and Committee Charters

Our Board has long maintained a formal statement of its responsibilities and guidelines to ensure effective governance in all areas of its responsibilities. Our Corporate Governance Guidelines are available on our website at *www.halliburton.com* by clicking on the tabs "Investors", "Company Information", and then the "Corporate Governance" link. The guidelines are reviewed periodically and revised as appropriate to reflect the dynamic and evolving processes relating to corporate governance, including the operation of the Board.

Our current Board structure and governance practices, as specified in those Guidelines and our By-laws, Code of Business Conduct, and policies and business practices, include the following:

Annual Election of Directors	**Yes**	Shareholder Called Special Meetings	**Yes**
Mandatory Retirement Age	**75**	Poison Pill	**No**
Majority Voting in Director Elections	**Yes**	Code of Conduct for Directors, Officers, and Employees	**Yes**
Lead Independent Director	**Yes**	Stock Ownership Guidelines for Directors/Officers	**Yes**
Related Persons Transactions Policy	**Yes**	Anti-Hedging and Pledging Policy	**Yes**
Supermajority Voting Threshold for Mergers	**No**	Compensation Recoupment Policy	**Yes**
Proxy Access	**Yes**	Corporate Political Contributions	**No**
Shareholder Action by Written Consent	**Yes**		

In order for our shareholders to understand how the Board conducts its affairs in all areas of its responsibility, the full text of the charters of our Audit; Compensation; Health, Safety and Environment; and Nominating and Corporate Governance Committees and for our Lead Independent Director are also available on our website.

Information contained on or accessible from our website or any other website is not incorporated by reference into and should not be considered part of this proxy statement.

Code of Business Conduct

Our Code of Business Conduct, which applies to all of our Directors and employees and serves as the code of ethics for our principal executive officer, principal financial officer, principal accounting officer or controller, and other persons performing similar functions, is available on our website. Any waivers to our Code of Business Conduct for our Directors or executive officers can only be made by our Audit Committee. There were no waivers of the Code of Business Conduct in 2023.

Related Persons Transactions Policy

Our Board has adopted a written policy governing related persons transactions as part of the Board's commitment to good governance and independent oversight. The policy covers transactions involving any of our Directors, executive officers, nominees for Director, greater than 5% shareholders, or any of their immediate family members, among others.

The types of transactions covered by this policy are transactions, arrangements, or relationships, or any series of similar transactions, arrangements, or relationships, including any indebtedness or guarantee of indebtedness, in which (i) we or any of our subsidiaries were or will be a participant, (ii) the aggregate amount involved exceeds $120,000 in any calendar year, and (iii) any related person had, has, or will have a direct or indirect material interest.

Under the policy, we generally only enter into or ratify related persons transactions when the Audit Committee determines such transactions are in our best interests and the best interests of our shareholders. In determining whether to approve or ratify a related persons transaction, the Audit Committee will consider the following factors and other factors it deems appropriate:

- whether the related persons transaction is on terms comparable to terms generally available with an unaffiliated third party under the same or similar circumstances;
- the benefits of the transaction to us;
- the extent of the related person's interest in the transaction; and
- whether there are alternative sources for the subject matter of the transaction.

The Board of Directors and Standing Committees of Directors

The Board has the following standing Committees: Audit; Compensation; Health, Safety and Environment; and Nominating and Corporate Governance. Each standing Committee is comprised of Directors who, in the business judgment of the Board, are independent, after considering all relevant facts and circumstances, including the independence standards set forth in our Corporate Governance Guidelines.

Our Corporate Governance Guidelines provide that the independence of each Director will be determined by the Board in the exercise of its business judgment and considering the applicable rules and regulations of the Securities and Exchange Commission, or SEC, and the New York Stock Exchange, or NYSE.

In connection with its independence determination, the Board considered that we utilize health insurance services of Blue Cross Blue Shield, a subsidiary of Health Care Service Corporation, in the ordinary course of business, of which Mr. Smith is the President, CEO, and Vice Chair. The Board concluded that the relationship was not material and did not affect the independence of Mr. Smith.

Board Leadership

Our Board believes that it is important to maintain flexibility to determine the appropriate leadership of the Board and whether the roles of Chairman and Chief Executive Officer should be combined or separate. Our Corporate Governance Guidelines provide that the Board consider annually whether it is appropriate for the same individual to fill both of those roles. When making that determination, the Board considers issues such as industry and financial expertise, in-depth knowledge of Halliburton and its business, and succession planning. In 2023, the Board evaluated and decided that a combined leadership role would continue to best serve the Company and its shareholders. The Board believes that Jeffrey A. Miller, our Chairman, President and Chief Executive Officer, with his industry expertise, financial expertise, and in-depth knowledge of Halliburton and its business, is the correct person to fill both roles. The Board also believes that Mr. Miller is best suited to lead the Board's discussion and evaluation of the Company's business, financial, and health, safety, environment, and sustainability strategy and performance. With the exception of Mr. Miller, the Board is composed of independent Directors.

In the Board's consideration of the appropriate leadership structure, independence and objectivity is a primary area of focus, and is supported by the appointment of a Lead Independent Director whose role and responsibilities are set forth in the Lead Independent Director Charter adopted by the Board. Robert A. Malone is our Lead Independent Director. The Lead Independent Director's responsibilities include the following:

✓ liaises between the independent Directors and the Chairman	✓ participates in shareholder engagement
✓ approves agendas for Board meetings and ensures the agendas provide opportunities for the Board to provide input on the Company's business strategy and management's execution of that strategy	✓ advises management on and approves information sent to the Board and approves schedules for meetings of the Board
✓ presides over meetings and executive sessions of the independent Directors	✓ authorizes the retention of outside advisors and consultants who report directly to the Board
✓ leads the Board's annual evaluation of the Chief Executive Officer	✓ schedules meetings of the independent Directors as appropriate
✓ participates in efforts to identify and recruit candidates for Board membership	

Our Lead Independent Director Charter is available on our website at *www.halliburton.com.*

Board and Committee Oversight

Governance and Sustainability Oversight

The Halliburton Board of Directors Nominating and Corporate Governance Committee conducts general oversight for governance and sustainability. However, each Board committee is responsible for different aspects of oversight (as outlined in each committee's charter).

By regularly engaging with shareholders and other outside experts, the Board can more effectively prioritize relevant governance and sustainability matters in the Company's overall corporate strategy. At least twice annually, the Board engages with shareholders to hear their perspectives and feedback. The Board also prioritizes these matters at each meeting through set agenda items. Shareholders have endorsed this oversight structure and other governance enhancements.

The following chart details the primary oversight responsibilities held by each of Halliburton's Board committees:



Board of Directors			
Nominating and Corporate Governance Committee	**Audit Committee**	**Health, Safety and Environment Committee**	**Compensation Committee**
• Overall sustainability • Corporate Governance Guidelines • Director self-evaluation process and performance reviews • Board refreshment • Board's mix of skills, characteristics, experience, and expertise • Director compensation • Management succession planning • Political and lobbying spending	• Principal independent public accountants • Internal Assurance Services and the Ethics and Compliance group • Financial statements and accounting systems and controls • Enterprise risk, including information security and cybersecurity* • Control structure for externally reported non-financial metrics	• HSE matters and sustainability • HSE risk-management processes • HSE performance • Environmental impact, including climate matters	• Overall executive compensation program • Effectiveness of compensation program to attract, retain, and motivate Section 16 officers • Pay and incentive plans metrics, including Non-Financial Strategic Metrics

*   *The Board of Directors receives quarterly cybersecurity updates.*

The Board believes that it has a strong governance structure in place to ensure independent oversight on behalf of all shareholders. All standing Committees of the Board are comprised solely of independent Directors. Below is a discussion of some of these areas of oversight.

Political and Lobbying Spending

The Nominating and Corporate Governance Committee is responsible for oversight, review, and approval of political engagements such as Halliburton's lobbying activities, payments to trade associations, and political expenditures, as provided by the *Halliburton Policies for Political Engagement*, which also provides a comprehensive overview of the political activity we engaged in this year. The report is available on our website at *www.halliburton.com*.

Notable highlights from this report include:

- Zero corporate contributions made directly to political parties or candidates.
- Zero corporate contributions used to support ballot measures.
- Prohibitions against using corporate funds to contribute to 527 and 501(c)(4) organizations.

- Board oversight of the Company's strategy for political engagement, including oversight of political spending and lobbying.

In 2023, Halliburton scored a 93 on the CPA-Zicklin Index with a raw score of 65 points. A score of 90 or above indicates robust disclosure and oversight and classifies a company as a Trendsetter, a status Halliburton obtained in 2022 and maintained in 2023. We are the only oilfield services company currently classified as a CPA-Zicklin Index Trendsetter.

Enterprise Risk Management

Our Enterprise Risk Management (ERM) program identifies and analyzes enterprise-level risks and their potential impact on our business. The objectives of our ERM program are to:

- increase the probability of achieving higher returns on capital and reducing cash flow volatility by identifying:
  - current and developing risks; and
  - significant controls and potential gaps related to identified risks;
- ensure that our key risks are being effectively managed; and
- assess whether our compensation policies are reasonably likely to have a materially adverse effect on us.

Our internal processes to identify and manage risks include our Code of Business Conduct; extensive policies and business practices; financial controls; Internal Assurance Services audits

of our internal controls and health, safety, environment, and sustainability; the activities of the Ethics and Compliance group of the Law Department; and our ERM program.

The Audit Committee receives an annual ERM report on risk assessment and risk management in which risks are identified and assigned a significance rating based on potential consequences of the risk, the likelihood of occurrence, and mitigation preparedness.

Our Chief Executive Officer, who is primarily responsible for managing our day-to-day business, is ultimately responsible to the Board for all risk categories. Our executive officers have responsibility for the various risk categories. The Board has delegated to its Committees the responsibility to monitor certain risks and receive regular updates on those risks.

Cybersecurity

Global attacks on corporate Information Technology and Operational Technology are increasingly frequent and sophisticated. Halliburton takes every threat to cybersecurity seriously. We invest significant resources in protecting Company systems and data, and do so in alignment with industry standards, including the National Institute of Standards and Technology (NIST) Cyber Security Framework, NIST 800-53, NIST 800-82, and International Electrotechnical Commission 62443.

Halliburton's Board of Directors receives an update on cybersecurity during each of its quarterly meetings. This update includes metrics on the effectiveness of technical and human security controls, cybersecurity training program compliance, internal and third-party cybersecurity incidents, and cybersecurity risks. In addition, the Audit Committee receives a detailed update annually which includes in-depth updates on Halliburton's cybersecurity program and strategy including cybersecurity risks.

Focus on Emissions Reduction

In 2023, we continued to invest in innovations and initiatives that support progress toward our 2035 emissions reduction target. We expect total emissions to fluctuate in the near term as market dynamics, our hydraulic fracturing equipment mix, and operational efficiencies affect our emissions. Hydraulic fracturing accounts for about 80% of our carbon footprint, and strong demand for oil and natural gas supply drove demand for our services, which resulted in a 15% increase in our absolute Scope 1 and 2 emissions year over year. However, our overall emissions intensity dropped 13% compared to 2018,

which suggests we are on track to meet our target, while also continuing to grow long-term value for shareholders.

Given the continued expansion of our electric fracturing fleet, our Scope 2 emissions went from 11% of our total reported emissions in 2022 to 20% in 2023. We expect this shift to continue as more of our diesel-powered equipment is replaced by electric units over time. Continued electrification will open new avenues for emissions reduction given power source optionality.

Non-Financial Strategic Metrics and Incentive Plans

As a result of our listen and respond shareholder outreach effort, and with the endorsement of our shareholders, the Compensation Committee decided, effective January 1, 2022, to include Non-Financial Strategic Metrics covering greenhouse gas (GHG) emissions and diversity and inclusion — two of our main areas

of focus — in our annual incentive plan. Non-Financial Strategic Metrics comprise 20% of the total award, with achievement of specific financial goals comprising 80% of the total award. More information on these Non-Financial Strategic Metrics is provided beginning on page 53.

Members of the Committees of Our Board of Directors

Name	Audit Committee	Compensation Committee	Health, Safety and Environment Committee	Nominating and Corporate Governance Committee
Abdulaziz F. Al Khayyal	✔		✔	
William E. Albrecht		✔	☆	
M. Katherine Banks			✔	✔
Alan M. Bennett	☆			✔
Earl M. Cummings		✔	✔	
Murry S. Gerber	✔	☆		
Robert A. Malone		✔		✔
Jeffrey A. Miller				
Bhavesh V. Patel	✔		✔	
Maurice S. Smith		✔	✔	
Janet L. Weiss	✔			✔
Tobi M. Edwards Young	✔			☆
Milton Carroll*		✔		✔

☆ *Chair* ✔ *Member*

*   *Mr. Carroll served as the Chair of the Nominating and Corporate Governance Committee until February 13, 2024, when he notified the Board that he would not stand for re-election as a Director at the 2024 Annual Meeting of Shareholders, at which time Ms. Young was appointed as Chair of the committee.*

The Board has determined that all members of the Audit Committee are independent under our Corporate Governance Guidelines. The Board has determined that Alan M. Bennett, Murry S. Gerber, and Bhavesh V. Patel are "audit committee financial experts" as defined by the SEC.

Board Attendance

During 2023, the Board held 5 meetings and met in executive session of the independent Directors, without management present, on 4 occasions. Committee meetings were held as follows:

Audit Committee	9
Compensation Committee	4
Health, Safety and Environment Committee	4
Nominating and Corporate Governance Committee	4

All members of the Board attended at least 92% of the total number of meetings of the Board and the Committees on which he or she served during the last fiscal year, with the exception of Mr. Carroll who attended approximately 69% of the total number of meetings for the Board and Committees on which he served. Mr. Carroll notified the Board on February 13, 2024, of his intent to not stand for re-election at the 2024 Annual Meeting of Shareholders.

All of our Directors attended the 2023 Annual Meeting, as required by our Corporate Governance Guidelines.

Evaluation of Board and Director Performance

The Board believes that a rigorous evaluation process is an essential component of strong corporate governance practices. The Nominating and Corporate Governance Committee annually conducts a four-part evaluation process to evaluate Board effectiveness and aid in succession planning.



PROCESS REVIEW

The Nominating and Corporate Governance Committee reviews and approves the process to evaluate the performance of the Board, its four standing Committees (Audit; Compensation; Health, Safety and Environment; and Nominating and Corporate Governance), and each individual Director. The Committee also approves a Director qualifications and experience survey. The Committee annually reviews, updates, and modifies, and then approves the evaluation process and the qualifications and experience survey.

Questionnaires and the survey are distributed through a web-based platform. This process encourages candid responses from our Directors and promotes productive discussions.

EVALUATION

Each Director completes written questionnaires designed to gather suggestions to improve Board, Committee, and Director performance and effectiveness and to identify opportunities for change. The questionnaires solicit feedback on a range of issues, including:

- Board operations
- Succession planning
- Committee composition, processes, and responsibilities
- Information sharing with and from management
- Overall Board dynamics

- Director preparation, participation, and contribution
- Alignment of skills and characteristics to business needs and strategy
- Leadership
- Agenda topics

The qualifications and experience survey identifies individual skills and expertise of each non-management Director.

ANALYSIS

The Chair of the Nominating and Corporate Governance Committee analyzes completed questionnaires and provides a summary to the Board. We then update our qualifications and experience matrix based on the survey responses and feedback, with a focus on optimizing the range and depth of perspectives and experiences necessary to oversee the relevant opportunities, strategies, and risks of the Company.

ACTIONS TAKEN

The Nominating and Corporate Governance Chair reports to the Board on results of the entire process. This year, the Board held a discussion of the Board's processes and the evaluation results. The Directors concluded that the Board and its Committees are functioning well. Further, by analyzing the completed qualifications and experience matrix, the Board identifies those skills and expertise desirable for future Director candidates. If warranted, the Chair of the Nominating and Corporate Governance Committee or the Lead Independent Director engage in discussions with individual Board members about their performance.

Shareholder Nominations of Directors

Our By-laws provide that shareholders may nominate persons for election to the Board at a meeting of shareholders.

Shareholder nominations require written notice to the Corporate Secretary at the address of our principal executive office set forth on page 87 of this proxy statement, and for the 2025 Annual Meeting of Shareholders, must be received not less than 90 days nor more than 120 days prior to the anniversary date of the 2024 Annual Meeting of Shareholders, or no later than February 14, 2025, and no earlier than January 15, 2025. The shareholder notice must contain, among other things, certain information relating to the shareholder and the proposed nominee as described in our By-laws. In addition, the proposed nominee may be required to furnish other information as we may reasonably require to determine the eligibility of the proposed nominee to serve as a Director.

Our By-laws also provide for proxy access for shareholder nominations of Directors. The provision permits up to 20 shareholders owning 3% or more of our outstanding common stock continuously for at least three years to nominate and include in our proxy materials for a meeting of shareholders up to two Directors or 20% of the Board, whichever is greater, provided that the shareholder(s) and the nominee(s) satisfy the requirements specified in the By-laws.

Qualifications of Directors

Candidates nominated for election or re-election to the Board should possess the following qualifications:

- Personal characteristics:
  - high personal and professional ethics, integrity, and values;
  - an inquiring and independent mind; and
  - practical wisdom and mature judgment;
- Broad training and experience at the policy-making level in business, government, education, or technology;
- Expertise that is useful to the Company and complementary to the background and experience of other Board members, so that an optimum balance of experience and expertise of members of the Board can be achieved and maintained;
- Willingness to devote the required amount of time to carry out the duties and responsibilities of Board membership;
- Commitment to serve on the Board for several years to develop knowledge about our business;
- Willingness to represent the best interests of all of our shareholders and objectively evaluate management performance; and
- Involvement only in activities or interests that do not create a conflict with the Director's responsibilities to the Company and its shareholders.

The Nominating and Corporate Governance Committee is responsible for assessing the appropriate mix of skills and characteristics required of Board members and periodically reviews and updates the criteria. In selecting Director nominees, the Board considers the personal characteristics, experience, and other criteria as set forth in our Corporate Governance Guidelines, as well as the Company's specific needs and the needs of our Board at the time.

Board Refreshment

The Board of Directors is responsible for filling Board vacancies when they occur, and for making sure regular Board refreshment occurs. The Company's Corporate Governance Guidelines stipulate that each non-management Director shall retire from the Board immediately prior to the annual shareholder meeting that follows their 75th birthday.

The Board has delegated to the Nominating and Corporate Governance Committee the duty to select and recommend new candidates for approval. When called upon to fill a vacancy, this Committee considers all recommended candidates, and may retain an independent executive search firm to assist with candidate selection and review.

The Nominating and Corporate Governance Committee conducts an annual review of the overall composition of the Board to determine whether the current non-management Directors collectively represent an appropriate mix of experience, diversity, and expertise. Determination of expertise includes consideration of the following (among other factors): experience in a leadership role in a public or private company, including C-suite experience; experience with oil and natural gas, energy, manufacturing, engineering, or technology; experience in matters relating to health, safety, and environment; or other sustainability experience.



The Board Refreshment Process

STEP 1	STEP 2	STEP 3	STEP 4	STEP 5
The Board considers whether additional members to the Board would enhance the Board's oversight, experience, diversity, geographic reach, and other attributes. The Board and management engage in an effort to search for qualified candidates including through searches and referrals, and by studying possible areas for additional expertise.	The Nominating and Corporate Governance Committee considers the candidates recommended for Board membership by Board members, management, and shareholders.	Candidates' qualifications are reviewed using the Board's membership criteria, which includes review of a candidate's experience, expertise, diversity, and other factors to discern whether the candidate will contribute desired skills and expertise.	Committee members, other Board members, and management interview a shortlist of candidates.	The Nominating and Corporate Governance Committee makes a recommendation of Director nominees who are best qualified to serve the interests of Halliburton's shareholders and possess skills and expertise that strengthen our Board.

7
New Directors added since 2019 bringing fresh perspectives to the Board

2019
• M. Katherine Banks
• Patricia Hemingway Hall

2021
• Bhavesh V. Patel

2022
• Tobi M. Edwards Young
• Earl M. Cummings

2023
• Janet L. Weiss
• Maurice S. Smith

The Nominating and Corporate Governance Committee will consider candidates for Board membership recommended by Board members, our management, and shareholders. The Committee may also retain an independent executive search firm to identify candidates for consideration and to gather additional information about the candidate's background, experience, and reputation. A shareholder who wishes to recommend a candidate should notify our Corporate Secretary.

In anticipation of upcoming mandatory director age retirements, our Board refreshment journey includes the enhancement of our Board over the last several years with the addition of four female Directors, one of whom is ethnically diverse, and three ethnically diverse male Directors. Ms. Weiss and Mr. Smith joined

the Board in 2023. Ms. Weiss contributes substantial global, multinational experience in the oil and natural gas industry. As a CEO, Mr. Smith brings deep expertise in setting and executing long-term corporate strategy, identifying and implementing important growth initiatives, and overseeing financial operations and activities. Ms. Young and Mr. Cummings joined the Board in 2022. Ms. Young contributes technology, governance, policy-making, and regulatory experience, and recently became the Chair of the Nominating and Corporate Governance Committee upon Mr. Carroll's announcement that he would not stand for re-election. Mr. Cummings contributes leadership in technology solutions and entrepreneurship. Mr. Patel joined the Board in 2021. His chemical industry experience benefits us greatly as we expand our chemicals business. Dr. Banks and Ms. Hemingway Hall joined the Board in 2019. Dr. Banks contributes extensive experience in engineering and technology to the Board as well as her perspective as the former President of a major research university.

Ms. Hemingway Hall decided not to stand for re-election to the Board in 2022, due solely to a personal decision related to health and travel issues associated with the COVID-19 pandemic and endemic.

Shareholder Engagement

Halliburton's Board values continuous improvement. We prioritize regular engagement with our shareholders through ongoing, open dialogue that helps us gather valuable feedback and ensures we are aware of investor viewpoints.

To that end, in 2023, independent Board members participated in off-season investor meetings to better understand shareholder priorities and concerns prior to the proxy voting season. We offered to engage with our largest shareholders, as well as several others who had contacted Halliburton. This engagement included offering and participating in in-person sessions. Board members and management offered engagement opportunities to holders of approximately 60% of our shares and management communicated with 20 shareholders representing approximately 55% of our shares, and with the two largest proxy advisors, ISS and Glass Lewis. These included video conferences and in-person meetings that included engagements with Murry S. Gerber (Chair of the Compensation Committee) or Robert A. Malone (Lead Independent Director) and Halliburton senior management.

The Company distributed our refreshed shareholder presentation to all of our largest shareholders and others who contacted

Halliburton, even if they were unable to participate in a meeting or video call, and offered to follow up with them. Our 2023 updates to these materials highlighted the most recent available information with regard to topics like board oversight and engagement; executive compensation; our people; health, safety, and the environment; and sustainable energy solutions.

In addition to providing an off-season investor engagement program, we solicited shareholder feedback coincident with annual and quarterly reporting, earnings conference calls, and investor meetings. Halliburton's senior management and Investor Relations team held regular meetings and conference calls with analysts, institutional investors, and environment, social, and governance rating firms, among others. In 2023, Halliburton participated in 16 sell-side conferences, one non-deal roadshow, and 304 investor meetings that were all part of the Company's ongoing cadence of shareholder outreach.

Our senior management and Directors presented shareholder feedback to the full Board of Directors for discussion and consideration.

Communication to the Board

To foster better communication from our shareholders and other interested persons, we maintain a process for shareholders and others to communicate with the Audit Committee and the Board. The process has been approved by both the Audit Committee and the Board and meets the requirements of the NYSE and SEC. The methods of communication with the Board include telephone, mail, and e-mail.

 888.312.2692
or
770.613.6348

 Board of Directors
c/o Code of Business Conduct
Halliburton Company
P.O. Box 2625
Houston, TX 77252-2625
USA

 BoardofDirectors@halliburton.com

Our Director of Business Conduct, an employee, reviews all communications directed to the Audit Committee and the Board. The Audit Committee is promptly notified of any substantive communication involving accounting, internal accounting controls, or auditing matters. The Lead Independent Director is promptly notified of any other significant communication, and any Board-related matters which are addressed to a named Director are promptly sent to that Director. Copies of all communications are available for review by any Director. Communications may

be made anonymously or confidentially. Confidentiality shall be maintained unless disclosure is:

- required or advisable in connection with any governmental investigation or report;
- in the interests of Halliburton, consistent with the goals of our Code of Business Conduct; or
- required or advisable in our legal defense of a matter.

Information regarding these methods of communication is also on our website at *www.halliburton.com*.

Proposal No. 1   Election of Directors

In considering whether a current Director should be nominated for election as a Director, the Nominating and Corporate Governance Committee and the Board considered, among other matters, the expertise and experience of the Director, the annual performance evaluation of the Director, the Director's attendance at, preparation for, and engagement in Board and Committee meetings, the diversity of the Board, the tenure of the Director, and the overall distribution of tenure among Directors to ensure sufficient experience with the Company's operations, performance, and technology, and the cycles of the industry. Qualifications and experiences of our Directors are provided under Information about Nominees for Director.

☑ AFTER CONSULTATION WITH THE NOMINATING AND CORPORATE GOVERNANCE COMMITTEE, THE BOARD OF DIRECTORS RECOMMENDS A **VOTE FOR** THE ELECTION OF EACH OF THE DIRECTOR NOMINEES LISTED UNDER INFORMATION ABOUT NOMINEES FOR DIRECTOR.

The twelve nominees are all current Directors. If any nominee is unwilling or unable to serve, favorable and uninstructed proxies will be voted for a substitute nominee designated by the Board. If a suitable substitute is not available, the Board will reduce the number of Directors to be elected. Each nominee has indicated approval of his or her nomination and his or her willingness to serve if elected. The Directors elected will serve for the ensuing year and until their successors are elected and qualify.

NON-MANAGEMENT DIRECTOR QUALIFICATIONS AND EXPERIENCE

	A. F. Al Khayyal	W. E. Albrecht	M. K. Banks	A. M. Bennett	E. M. Cummings	M. S. Gerber	R. A. Malone	B.V. Patel	M. S. Smith	J. L. Weiss	T. Young
TENURE											
Year Elected	2014	2016	2019	2006	2022	2012	2009	2021	2023	2023	2022
INDEPENDENCE AND EXPERIENCE											
Independence	●	●	●	●	●	●	●	●	●	●	●
Board or Board Committee Leadership	●	●	●	●	●	●	●	●	●	●	●
Public Company Experience	●	●	●	●	●	●	●	●	●	●	●
Private Company Experience	●	●	●		●	●	●	●	●		●
Not-for-Profit Experience	●	●	●	●	●	●	●	●	●	●	●
Government Experience			●		●		●		●	●	●
Academia			●	●	●				●	●	●
Community Leadership/Philanthropic	●	●	●	●	●	●	●	●	●	●	●
DECISION-MAKING OR OTHER SUBSTANTIAL EXPERIENCE											
Energy Industry Including Oil and Natural Gas	A	A	A	A	A	A	A	A	B	A	
Accounting/Finance	B	A	A	A	A	A	A	A	A	A	A
Innovation and Entrepreneurship	A	A	A	A	A	A	A	A	A	A	
Information Technology and Cybersecurity	B	A	A	B	A	A	A	A	B	A	A
Science, Technology, and Engineering	A	A	A	B	A	A	A	A	B	A	A
Legal/Compliance	B	A	A	A	A	A	A	A	A	A	A
Mergers & Acquisitions	A	A	B	A	A	A	A	A	A	A	A
Human Resources and Compensation	A	A	A	A	A	A	A	A	A	A	A
Strategic Planning and Risk Oversight	A	A	A	A	A	A	A	A	A	A	A
International Business	A	A	B	A		A	A	A	B	B	A
Health, Safety, and Environment and Sustainability	A	A	A	B	A	A	A	A	B	A	A
Manufacturing, Supply Chain, and Operations	A	A	A	B	B	A	A	A	A	A	A
Public Policy	B	A	A	A	A	A	A	B	A	A	A
Corporate Governance	A	A	A	A	A	A	A	A	A	A	A

LEGEND

A   **Policy-making experience in business, government, education, or technology**

B   **Other substantial experience**

DEMOGRAPHICS											
Race/Ethnicity											
Black/African American					●				●		
Indian/South Asian								●			
White/Caucasian		●	●	●		●	●			●	
Middle Eastern	●										
Native American											●
Gender											
Male	●	●		●	●	●	●	●	●		
Female			●							●	●

Information about Nominees for Director



Abdulaziz F. Al Khayyal

Former Director and Senior Vice President of Industrial Relations, Saudi Aramco

INDEPENDENT

Age: 70

Director Since: **2014**

Halliburton Committees
- Audit
- Health, Safety and Environment

Current Public Company Directorships
- Marathon Petroleum Corporation (since 2016)

Former Public Company Directorships
(within last five years):
- None

Other Directorships and Memberships
- Director, National Gas & Industrialization Company
- Member, Board of Directors for the International Youth Foundation

Mr. Al Khayyal has exceptional knowledge of the energy industry, including significant international experience, a thorough understanding of the geopolitics of the oil and natural gas business, and executive experience with the world's largest producer of crude oil. Mr. Al Khayyal retired from a senior leadership role at Saudi Aramco in 2014 after more than three decades of service.

Skills and qualifications

Energy Industry, International Business, Strategic Planning: Mr. Al Khayyal is the retired director and Senior Vice President of Industrial Relations of Saudi Aramco. He held multiple senior roles of increasing responsibility during his career at Saudi Aramco, spanning from 1981 to 2014, including Senior Vice President, Refining, Marketing and International, and Vice President, Corporate Planning. He worked across many facets of the company, including leadership roles in sales and marketing, human resources, corporate planning, and international operations. Mr. Al Khayyal had responsibility or worked for assets and facilities around the globe, including in Saudi Arabia and the Middle East, the United States, South Korea, and the Philippines.

Technology/Engineering: Mr. Al Khayyal served in several engineering assignments early in his Saudi Aramco career and worked in several midstream and downstream positions. In addition to his 33-year career at Saudi Aramco, Mr. Al Khayyal attended University of California, Irvine, where he received his Bachelor of Science degree in mechanical engineering and an MBA.

Health, Safety & Environment and Sustainability: Mr. Al Khayyal held a wide range of managerial positions in oil and natural gas operations and maintenance, including as Saudi Aramco's Senior Vice President, International Operations. While in this role, he oversaw the daily operations including environmental, safety, and security concerns for 50,000 employees across the Saudi Aramco organization. This extensive, directly applicable industry expertise brings important context and perspectives to the work of our Health, Safety and Environment Committee.

Human Resources/Compensation: As Director of Personnel and later VP of Human Resources for three years at Saudi Aramco, Mr. Al Khayyal was responsible for recruitment, hiring, training, benefits and compensation practices, and policies and procedures across its global workforce. He led the initiative to form a medical joint venture with Johns Hopkins to manage healthcare needs for Saudi Aramco's 350,000 employees and dependents.

Legal/Regulatory/Public Policy: Mr. Al Khayyal currently serves as a board member for Marathon Petroleum and is Vice Chair of the Sustainability and Public Policy Committee. As Senior Vice President of Industrial Relations, he had direct oversight of Saudi Aramco's global government relations efforts.



William E. Albrecht
President, Moncrief Energy, LLC

INDEPENDENT

Age: 72
Director Since: 2016

Halliburton Committees
- Health, Safety and Environment (Chair)
- Compensation

Current Public Company Directorships
- Chairman of the Board, Vital Energy (formerly Laredo Petroleum Inc.) (since 2020)

Former Public Company Directorships (within last five years):
- Chairman of the Board, Rowan Companies (2015-2019)
- Chairman of the Board, California Resources Corporation (2014-2020)
- Lead Independent Director, Valaris Inc. (2019-2021)

Other Directorships and Memberships
- Director, Terra Energy Partners
- Director Certified, National Association of Corporate Directors
- Board Leadership Fellow, National Association of Corporate Directors

Mr. Albrecht has extensive experience in the oil and natural gas industry and executive experience with a public oil and natural gas exploration and production company and an international offshore drilling company. As the President of an independent oil and natural gas company, he has deep knowledge of the current dynamics in the U.S. oil and natural gas industry. Additionally, Mr. Albrecht's expertise in the field of engineering gives him technical understanding of Halliburton's products, services, and customers.

Skills and qualifications

Energy Industry, International Business, Strategic Planning: Mr. Albrecht has spent more than 40 years in leadership positions in the domestic oil and natural gas industry. Since 2021, he has been the President of Moncrief Energy. Previously, Mr. Albrecht was Chairman of the Board of California Resources Corporation (CRC), an independent oil and natural gas company. He worked as Vice President at Occidental Petroleum and as President of Oxy Oil & Gas, Americas. At Oxy, Mr. Albrecht had managerial oversight of its upstream assets. Prior to Oxy, Mr. Albrecht was an executive officer for domestic energy producer EOG Resources and a petroleum engineer for Tenneco Oil Company. Mr. Albrecht holds a Master of Science degree in systems management from the University of Southern California and a Bachelor of Science degree in engineering from the United States Military Academy.

Accounting/Finance: Over multiple decades in oil and natural gas industry leadership roles, Mr. Albrecht has led development and acquisition efforts at companies including Kelley Oil & Gas Corp., Contour Energy, EOG Resources, and Occidental Petroleum. His responsibilities have included oversight and active engagement in accounting and finance matters at each assignment.

Health, Safety & Environment and Sustainability: As a petroleum engineer for Tenneco Oil Company, Mr. Albrecht had hands-on experience in health, safety, environmental, and sustainability efforts and knows what it takes to maintain a safe and sustainable workplace. As President of Oxy Oil and Gas USA and later President of Oxy Oil and Gas Americas, Mr. Albrecht provided leadership and oversight on Oxy HSE performance and continuous improvement efforts.

Mergers & Acquisitions: Mr. Albrecht oversees strategy at Moncrief Energy. At EOG Resources, he served as Vice President of Acquisitions and Engineering, where he had responsibility for acquisitions, divestitures, and the annual SEC year-end reserves report. As Chairman of the Board of Rowan Companies, Mr. Albrecht oversaw the 2018 merger of Rowan and Ensco. As Chairman of the Board at CRC, he oversaw asset acquisitions such as the 2018 Elk Hills oil field purchase from Chevron.

Human Resources/Compensation: As Chairman of the Board of CRC and as President of Moncrief Energy, Mr. Albrecht gained significant industry experience regarding compensation and HR matters, such as recruitment and hiring, benefits, and training.



M. Katherine Banks
Former President, Texas A&M University

INDEPENDENT

Age: 64
Director Since: 2019

Halliburton Committees
- Health, Safety and Environment
- Nominating and Corporate Governance

Current Public Company Directorships
- Peabody Energy (since 2023)

Former Public Company Directorships
(within last five years):
- None

Other Directorships and Memberships
- Elected Fellow of the American Society of Engineers
- National Academy of Engineering
- Board member, Triad National Security

Dr. Banks has significant experience in engineering, technology, and academia, and she brings unique expertise in scientific lab management, safety, and nuclear security. Before retiring in 2023, Dr. Banks served as President of Texas A&M University. She also served as Vice Chancellor of National Laboratories and National Security Strategic Initiatives for the Texas A&M University System, where she provided oversight of the Los Alamos National Laboratory contract and the George H.W. Bush Combat Development Complex at the RELLIS campus.

Skills and qualifications

Strategic Planning: Dr. Banks has over 30 years of experience in academia and served as President of Texas A&M University, one of the largest U.S. universities with more than 72,000 students and 10,000 faculty and staff members. Prior to becoming President, she served as the Dean of the College of Engineering for nine years at Texas A&M and Head of the School of Civil Engineering at Purdue University. As governments and industries consider alternative forms of energy and as service companies consider additional products and services for emerging and alternative energy sources, Dr. Banks' experience with engineering, technology, and nuclear security provides strategic insight into future opportunities.

Technology/Engineering, Energy Industry: Dr. Banks' technical training includes a Bachelor of Science degree in environmental engineering from the University of Florida, a Master of Science degree in environmental engineering from the University of North Carolina, and a Doctoral degree in civil and environmental engineering from Duke University. She has held numerous leadership positions in engineering schools, including serving as Vice Chancellor of Engineering and Dean of Texas A&M's College of Engineering. Dr. Banks is an Elected Fellow of the American Society of Civil Engineers and was elected to the National Academy of Engineering. In addition to her leadership positions and national recognition in the field of engineering, she received Oil and Gas Investor's 25 Influential Women in Energy Pinnacle Award in 2021.

Human Resources and Compensation: Given Halliburton's focus on developing talent, Dr. Banks' knowledge of the American academic system is highly valuable to the Board's discussions of talent recruitment, retention, and development.

Health, Safety & Environment and Sustainability: At Texas A&M, Dr. Banks helped establish the EnMed program, an innovative engineering medical school option created by Texas A&M University and Houston Methodist Hospital, designed to educate a new kind of physician who will create transformational technology for health care. Dr. Banks' previous oversight of Texas A&M's Sustainability Master Plan provides unique perspectives and knowledge to the Board's work to oversee environment, social, and governance strategy at Halliburton.

Public Policy: Dr. Banks' leadership positions included serving as Vice Chancellor of National Laboratories and National Security Strategic Initiatives. In these capacities she has had significant engagement on matters of public policy.



Alan M. Bennett

Former President and Chief Executive Officer, H&R Block, Inc.

INDEPENDENT

Age: 73
Director Since: 2006

Halliburton Committees
- Audit (Chair)
- Nominating and Corporate Governance

Current Public Company Directorships
- Fluor Corporation (since 2011)
- TJX Companies, Inc. (since 2007)

Former Public Company Directorships
(within last five years):
- None

Other Directorships and Memberships
- None

Mr. Bennett has broad business and financial expertise, from internal audit to corporate controller to chief financial officer of a large, public company. He is a certified public accountant and also has chief executive officer experience. Mr. Bennett has deep experience overseeing strategic decisions related to mergers and acquisitions, which gives him valuable perspectives in Board discussions of strategy and capital allocation. He brings a keen understanding of the customer perspective and how to create results-driven marketing campaigns.

Skills and qualifications

Accounting/Finance, Strategic Planning, Mergers & Acquisitions: Mr. Bennett is a certified public accountant who retired in 2011 as President and CEO of H&R Block, a tax, banking, and financial service provider, and he has intimate knowledge of financial matters. Prior to this role, he served as Senior Vice President and Chief Financial Officer at Aetna, a diversified healthcare benefits company, and was Vice President, Sales and Marketing, at Pirelli Armstrong Tire Company. His leadership roles at H&R Block, Aetna, and Pirelli Armstrong provide our Board with insights into strategic planning, audits, enterprise risk management, and mergers and acquisitions. Mr. Bennett earned his Bachelor of Science degree in accounting from Susquehanna University.

Legal/Regulatory/Public Policy: At Aetna, Mr. Bennett engaged frequently on critical regulatory and legal matters for a company that operates in a highly regulated industry. Mr. Bennett's experience at Aetna required a deep understanding of public policy issues in the healthcare space. He brings deep knowledge of internal control processes for Sarbanes-Oxley Act compliance.

Technology: Through his leadership at H&R Block, Mr. Bennett understands the technology requirements needed to support a large workforce across multiple geographies. He approved and oversaw the rollout of major technology systems at H&R Block and Aetna.

Human Resources/Compensation: In his role as Chief Executive Officer of H&R Block, Mr. Bennett had responsibility for a global workforce that spanned more than 90,000 employees across the company's operating footprint. He is intimately familiar with HR issues such as hiring, benefits, retention, and training, having served as a leader at one of the largest U.S. health care providers, and he has direct experience overseeing management succession activities.

Corporate Governance: Mr. Bennett has served on the boards of five major U.S. corporations in the past 20 years: Bausch & Lomb, H&R Block, TJX Companies, Fluor, and Halliburton. He uses this deep experience and knowledge base to support Board discussions of investor expectations and governance best practices as he chairs the Audit Committee and serves on the Nominating and Corporate Governance Committee.



Earl M. Cummings

Managing Partner, MCM Houston Properties, LLC

INDEPENDENT

Age: 59
Director Since: **2022**

Halliburton Committees
- Compensation
- Health, Safety and Environment

Current Public Company Directorships
- Independent Chair of the Board, CenterPoint Energy (since 2023)
- CenterPoint Energy (2020-2023)

Former Public Company Directorships
(within last five years):
- None

Other Directorships and Memberships
- Texas Southern University, Jesse H. Jones School of Business Advisory Council Member
- Texas Children's Hospital, Operations & Planning Committee
- University of Houston Energy Advisory Board, Strategic Planning Committee

Mr. Cummings has significant technical expertise, leadership in information technology solutions, experience with federal and state government issues, and deep entrepreneurship credentials needed for innovation in an evolving energy economy. In addition, Mr. Cummings brings valuable expertise in business strategy, capital markets, and mergers and acquisitions. Since 2013, Mr. Cummings has been the Managing Partner of MCM Houston Properties, a real estate fund that purchases, restores, and rents single-family residential properties in the Houston area.

Skills and qualifications

Strategic Planning, Accounting/Finance: As Managing Partner of MCM Houston Properties, Mr. Cummings is responsible for executive leadership, capital raising, acquisition, and business and investment strategies of the fund and its assets. He has managed and sold more than 75,000 properties valued at over $5.5 billion. He is engaged in all phases of management and operation including investor and finance relationships, project selection, due diligence, acquisition, asset management, portfolio optimization and disposition strategy, RFP preparation and response, vendor and talent selection, and political and government affairs. Mr. Cummings previously served on the Audit Committee of the CenterPoint Energy board of directors. He received an MBA from Pepperdine University.

Technology/Engineering: Previously, Mr. Cummings served as Chief Executive Officer of The BTS Team, an information technology and staffing firm specializing in network, programming, database, and desktop support services. Additionally, Mr. Cummings has served on the board of C-STEM Robotics, where he was founding Chairman of the Executive Board. He received a Bachelor of Business Administration degree in management information systems from the University of Houston.

Public Policy: At MCM, Mr. Cummings has extensive knowledge of and direct experience working with a variety of federal and state real estate issues, including federal contract administration, technical proposal preparation, partnership and mentoring agreements, Federal Acquisition Regulations, the Small Business Administration, and General Service Administration.

Human Resources/Compensation: Mr. Cummings has direct HR and compensation experience as a board member of CenterPoint Energy, where he previously served on the Compensation Committee.

Health, Safety & Environment and Sustainability: Mr. Cummings is intimately familiar with the HSE requirements of a publicly traded company through his work as the Chair of the Governance, Environment and Sustainability Committee of the CenterPoint Energy board of directors.



Murry S. Gerber

Former Executive Chairman of the Board, EQT Corporation

INDEPENDENT

Age: 71
Director Since: 2012

Halliburton Committees
- Audit
- Compensation (Chair)

Current Public Company Directorships
- BlackRock, Inc. (since 2000)
- United States Steel Corporation (since 2012)

Former Public Company Directorships
(within last five years):
- None

Other Directorships and Memberships
- Board of Trustees, Pittsburgh Cultural Trust

Mr. Gerber has extensive business experience in the energy industry, with specific subject matter expertise in U.S. unconventional oil and natural gas basins. Mr. Gerber's public company board experience spans two decades and multiple sectors, giving him important insights and perspectives on commodity markets and financial markets.

Skills and qualifications

Energy Industry, Strategic Planning, Accounting/Finance, Technology/Engineering: Mr. Gerber served as Executive Chairman of EQT Corporation from 2010 until May 2011, as its Chairman from 2000 to 2010, as its President from 1998 to 2007, and as its Chief Executive Officer from 1998 to 2010. EQT is an integrated energy company with a focus in natural gas production, gathering, processing, transmission, and distribution. Prior to this, Mr. Gerber served as CEO of Coral Energy (now Shell Trading North America). Mr. Gerber brings deep executive expertise managing and overseeing strategic, operational, and financial matters for large, complex enterprises. His experience as Lead Independent Director and a member of the Audit Committee at BlackRock and as Chair of the Audit Committee of United States Steel provides valuable experience for the Halliburton Board. Mr. Gerber holds a Bachelor of Science degree in geology from Augustana College and a Master of Science degree in geology from the University of Illinois.

Legal/Regulatory/Public Policy: Mr. Gerber is intimately familiar with legal and regulatory issues in highly regulated industries through his work at EQT and as the Lead Independent Director of BlackRock. At EQT, he had daily oversight of public policy issues related to the oil and natural gas industry.

Mergers & Acquisitions: During his time leading EQT, Mr. Gerber oversaw the company's growth from a local distribution company to the leading exploration and production company in the Appalachian Basin, investing $7 billion in the region.

Human Resources/Compensation: As President and CEO of EQT, Mr. Gerber had direct oversight of company HR and compensation plans, practices, and training and retention efforts.

Health, Safety & Environment and Sustainability: As head of a large oil and natural gas company, Mr. Gerber had responsibility for company HSE initiatives and performance. He understands the critical nature of HSE requirements and their importance to the success of the business. Mr. Gerber serves on the Nominating, Governance & Sustainability Committee at BlackRock.



Robert A. Malone

Executive Chairman, President and Chief Executive Officer, First Sonora Bancshares, and The First National Bank of Sonora (Sonora Bank)

INDEPENDENT

Age: 72

Director Since: 2009

Lead Independent Director Since: 2018

Halliburton Committees
- Compensation
- Nominating and Corporate Governance

Current Public Company Directorships
- Non-Executive Chairman of the Board, Peabody Energy (since 2016) and Director (since 2009)
- Teledyne Technologies (since 2015)

Former Public Company Directorships
(within last five years):
- BP Midstream Partners GP LLC, the general partner of BP Midstream (2017-2022)

Other Directorships and Memberships
- None

Mr. Malone has exceptional executive leadership experience, energy and natural resources industry expertise, and is highly experienced in crisis management, safety regulation compliance, and corporate restructuring. Mr. Malone is currently Executive Chairman, President and CEO of First Sonora Bancshares, and of Sonora Bank. He held global leadership roles at BP plc, BP America Inc., and BP Shipping Ltd.

Skills and qualifications

Accounting/Finance, Strategic Planning, Mergers & Acquisitions: In his current and prior roles, Mr. Malone has accrued years of experience setting and executing corporate strategy, leading acquisitions, and overseeing accounting and financial reporting processes. He brings important perspectives and context to the Board's discussions of finance and capital allocation.

Energy Industry, Technology/Engineering: Prior to his current role at First Sonora, Mr. Malone was Executive Vice President of BP and the Chairman of the Board and President of BP America, at the time the largest producer of oil and natural gas and the second-largest gasoline retailer in the United States. Prior to this, Mr. Malone was Chief Executive Officer of BP Shipping and Alyeska Pipeline. Additionally, Mr. Malone serves as non-executive Chairman of the Board at Peabody Energy and as a board member of Teledyne Technologies, which provides enabling technologies for industrial growth markets. Mr. Malone holds a Bachelor of Science degree in metallurgical engineering from The University of Texas at El Paso and was an Alfred P. Sloan Fellow at the Massachusetts Institute of Technology where he earned a Master of Science degree in management.

Legal/Regulatory/Public Policy: At BP, he led several efforts that required deep public policy, regulatory, and crisis management expertise, and he had direct oversight for the Law and Government Relations teams while at BP America.

Human Resources/Compensation: Mr. Malone's executive leadership and board experience provides deep HR knowledge and insight from multiple industries. Through his work at Sonora Bank and BP, Mr. Malone brings knowledge on hiring, compensation, benefits, training, and retention matters that directly benefit our Board.

International Business: Mr. Malone lived abroad and conducted business around the world while at BP and BP Shipping. This gives him deep perspective into the global energy industry.

Health, Safety & Environment and Sustainability: In his past roles within the global BP organization, Mr. Malone had strong operations experience, supported sustainability initiatives, and was responsible for HSE performance and improvement. He was a safety director and understands the day-to-day safety requirements for a global energy company.



Jeffrey A. Miller

Chairman of the Board, President and
Chief Executive Officer, Halliburton Company

NON-INDEPENDENT

Age: 60
Director Since: 2014

Halliburton Committees
- None

Current Public Company Directorships
- None

Former Public Company Directorships
(within last five years):
- None

Other Directorships and Memberships
- American Petroleum Institute
- National Petroleum Council
- Advisory Council, Texas A&M University Dwight Look College of Engineering
- Board of Directors, Association of Former Students of Texas A&M University
- The Council on Recovery Foundation
- Greater Houston Partnership

Mr. Miller joined Halliburton in 1997, working in various leadership roles of increasing responsibility and oversight, including serving on our Board of Directors since 2014. From 2014 to 2017, he served as President and Chief Health, Safety and Environment Officer. From 2017 to 2018, Mr. Miller served as President and CEO; beginning in 2019, he has served as Halliburton's Chairman of the Board, President and CEO.

Mr. Miller brings deep global energy industry expertise, executive and business development experience, and in-depth knowledge of Halliburton's strategy, risks, human capital management programs, operations, and health, safety, and environment protocols. Mr. Miller holds a Bachelor of Science degree in agriculture and business from McNeese State University and an MBA from Texas A&M University.

Skills and qualifications

Energy Industry, Strategic Planning, International Business: Mr. Miller has extensive experience leading energy industry business efforts in every region of the world, including specific assignments living in Angola, Indonesia, Venezuela, and Dubai. He leads Halliburton's strategy and direction. He previously served as Senior Vice President, Global Business Development, and was responsible for Halliburton's largest global customers.

Health, Safety & Environment and Sustainability: Mr. Miller leads the Company's HSE and sustainability strategies and goals. He oversees Halliburton's HSE efforts and understands the daily requirements for an energy company to operate safely. Through his leadership, Halliburton made "advance a sustainable energy future" a strategic company priority, and the Company set and is achieving measurable sustainability targets that include reductions in Scope 1 and 2 emissions.

Accounting/Finance, Mergers & Acquisitions: Mr. Miller is a CPA and worked at a major accounting firm prior to Halliburton. He has deep mergers and acquisitions experience, working closely on a number of significant acquisitions and divestitures. Through Mr. Miller's guidance, Halliburton focuses on driving capital efficiency across the balance sheet.

Technology/Engineering: Through Mr. Miller's leadership, Halliburton advances digital and automation in its and its customers' operations to create more intelligent, remote, autonomous, and environmentally friendly operations throughout the energy industry. Under his direction, Halliburton develops and provides innovative technology solutions and is the leader in U.S. patents granted to oil and natural gas service companies for the past seven years.

Human Resources/Compensation: In roles of increasing responsibility in locations around the world while at Halliburton, Mr. Miller gained significant experience leading people and organizations. Through his various roles, Mr. Miller developed deep insight into and hands-on leadership in HR matters, such as recruitment and hiring, compensation, benefits, and training.



Bhavesh V. (Bob) Patel

President, Standard Industries

INDEPENDENT

Age: 57
Director Since: 2021

Halliburton Committees
- Audit
- Health, Safety and Environment

Current Public Company Directorships
- None

Former Public Company Directorships
(within last five years):
- Union Pacific Corp. (2017-2021)
- LyondellBasell Industries (2018-2021)

Other Directorships and Memberships
- Director, Houston Branch, Federal Reserve of Dallas
- Member, Business Council
- Advisory Council, College of Engineering at The Ohio State University
- Board of Visitors, Fox School of Business at Temple University

Mr. Patel has nearly 35 years of chemical industry experience in manufacturing, commercial, and management roles. He brings global executive leadership skills, public company board experience, and emissions reduction and safety expertise. Mr. Patel has served as President of Standard Industries, a global industrial company with an array of holdings, technologies, and investments, since 2023. Previously, Mr. Patel was CEO of W.R. Grace, which is owned by Standard Industries, and held leadership positions at LyondellBasell in the U.S. and the Netherlands before becoming its CEO.

Skills and qualifications

Energy Industry, Mergers & Acquisitions, International Business: Mr. Patel has held numerous senior leadership roles during his distinguished career. In addition to his former role as CEO of W.R. Grace, Mr. Patel served as CEO of LyondellBasell, one of the largest chemicals, plastics, and refining companies in the world. During his tenure, LyondellBasell built new world-scale production facilities, expanded its market presence in Asia, and made strategic acquisitions, including A. Schulman.

Before serving as CEO at LyondellBasell, Mr. Patel held several leadership roles with the company, including Senior Vice President and then Executive Vice President of Olefins & Polyolefins, as well as technology segments. Prior to this, Mr. Patel held positions of increasing responsibility at Chevron and Chevron Phillips Chemical Company, including leadership positions based in Singapore and the United States. His experience in global commodity markets adds insight into the Board's discussions of international operations, strategy, and risk. Mr. Patel holds a Bachelor of Science degree in chemical engineering from The Ohio State University and an MBA from Temple University.

Accounting/Finance: Mr. Patel has strong financial acumen, gleaned through his responsibilities for profit and loss while at Standard Industries, W.R. Grace, LyondellBasell, and Chevron, and he understands financial issues pertinent to the Board.

Health, Safety & Environment and Sustainability: Mr. Patel's experience overseeing LyondellBasell's sustainability initiatives, including its emissions reduction strategy, provides important context for our Board's oversight of Halliburton's environment, social, and governance strategy. As CEO of LyondellBasell, the company partnered with Suez, a French water and waste management company, as well as with Karlsruhe Institute of Technology in Germany, to advance chemical recycling of plastic materials and assist the global efforts regarding plastic waste recycling needs. He helped establish the Alliance to End Plastic Waste, a cross-value chain CEO-led organization that strives to advance a global circular economy for plastics.

Legal/Regulatory/Public Policy: Mr. Patel has vast experience evaluating and mediating global legal, regulatory, and public policy issues in the energy industry.

Human Resources/Compensation: At Standard Industries and previously at W.R. Grace and LyondellBasell, Mr. Patel has had oversight of company HR and compensation practices.



Maurice S. Smith
President, Chief Executive Officer and
Vice Chair, Health Care Service Corporation

INDEPENDENT

Age: 52
Director Since: 2023

Halliburton Committees
- Compensation
- Health, Safety and Environment

Current Public Company Directorships
- Ventas Corporation

Former Public Company Directorships
(within last five years):
- None

Other Directorships and Memberships
- Chairman, Prime Therapeutics
- Board member, Blue Cross Blue Shield Association
- Board member, America's Health Insurance Plans (AHIP)
- Board, Federal Reserve Bank of Chicago
- Board, Economic Club of Chicago

Mr. Smith has extensive senior leadership experience in the health care industry, currently serving as the President, CEO and Vice Chair of Health Care Service Corporation (HCSC), one of the largest U.S. health insurers. Mr. Smith began his career at HCSC in 1993 and has held positions of increasing responsibilities across a range of functions. He is Chairman of the Board of Prime Therapeutics (a privately held, partially owned subsidiary of HCSC with revenue of over $30 billion), a diversified pharmacy solutions organization serving health plans, employers, and government programs. Mr. Smith brings to our Board deep expertise in setting and executing long-term corporate strategy, identifying and implementing important growth initiatives, and overseeing financial operations and activities.

Skills and qualifications

Strategic Planning, Accounting/Finance, Mergers & Acquisitions: Mr. Smith has held prominent leadership roles over the past three decades, with experience across sales, finance, strategy, operations, and government relations. Under his leadership as HCSC President (since 2019), CEO (since 2020), and Vice Chair (since 2023), Mr. Smith has delivered strong revenue and earnings growth and steered the company through an ever-evolving industry, including navigating the dynamic landscape created by a global pandemic. Mr. Smith was President of Blue Cross Blue Shield of Illinois, a division of HCSC, from 2015 to 2019. Previously, he directed the Company's investment and capital allocation strategies, capital structure, and financing activities, including important step-function growth initiatives such as the acquisition of Health Benefits and doubling HCSC's Medicare Advantage geographic footprint. Through these efforts, HCSC has achieved annual revenues over $50 billion and employs more than 25,000 people. Mr. Smith's board involvement with the Federal Reserve Bank of Chicago provides context for current and future economic conditions. Mr. Smith earned a Bachelor of Arts degree in business administration from Roosevelt University and an MBA from Pepperdine University.

Regulatory/Public Policy: With over 30 years in health care, Mr. Smith has gained invaluable experience with the trends, public policy matters, and direction of the industry. This experience enhances our Board's understanding of complex legal, regulatory, and compliance risks relevant to the business.

Health, Safety & Environment and Sustainability: Under Mr. Smith's leadership, HCSC has continued to advance its long-term impact by partnering with non-profits and local care providers to improve community health, create jobs, and operate in a responsible and sustainable manner. From this experience, Mr. Smith brings important context and perspectives to our boardroom that are invaluable in our oversight of sustainability initiatives and corporate social responsibility efforts.

Human Resources/Compensation: Mr. Smith is intimately familiar with HR issues such as hiring, benefits, retention, and training, having served as a leader at one of the largest U.S. health insurers.



Janet L. Weiss

Former President, BP Alaska

INDEPENDENT

Age: 60
Director Since: 2023

Halliburton Committees
- Audit
- Nominating and Corporate Governance

Current Public Company Directorships
- Tourmaline Oil Corp.

Former Public Company Directorships
(within last five years):
- None

Other Directorships and Memberships
- Director, First National Bank Alaska
- Director, Northwest University

Ms. Weiss has substantial experience in the oil and natural gas industry, including serving as the President of BP Alaska. Prior to that role, Ms. Weiss held numerous leadership positions at BP and ARCO. Through these experiences, Ms. Weiss gained and brings to our Board significant experience in engineering, management, health and safety, operations, and strategic planning, as well as invaluable insight and perspective on the operations and financial aspects of the global oil and natural gas industry.

Skills and qualifications

Energy Industry, International Business, Strategic Planning: Ms. Weiss retired in 2020 with more than 35 years of energy industry leadership experience. As President of BP Alaska, Ms. Weiss was responsible for BP's Alaska oil and natural gas exploration, development, and production activities, as well as its interests in the Trans-Alaska oil pipeline. Prior to that, she held key management positions throughout BP in North America and the UK. Ms. Weiss serves as a director at Tourmaline Oil, a publicly traded Canadian exploration and production company.

Technology/Engineering: Beginning her career in Alaska, Ms. Weiss worked as a process engineer, reservoir engineer, petroleum engineer, and reservoir engineering advisor. Her executive appointments have included VP of Special Projects for BP Exploration & Production and VP for Unconventional Gas Technology. Her engineering background is valuable in discussions about Halliburton's products and services strategy and the Board's oversight of related risks. Ms. Weiss earned a Bachelor of Science degree in chemical engineering from Oklahoma State University.

Health, Safety & Environment and Sustainability: Ms. Weiss has hands-on experience with the daily operational and HSE requirements needed to operate safely in the oil and natural gas industry. This includes roles as Vice President responsible for business delivery for fields in Wyoming and in the Gulf of Mexico Shelf, Reservoir Manager for fields in Alaska, Strategy Manager for Alaska, and Director of Organizational Capability for BP's Exploration and Production Operations and HSSE staff of over 7,000 people. Ms. Weiss serves as a member of the Environment, Safety, and Sustainability Committee of the Tourmaline board.

Human Resources/Compensation: As President of BP Alaska and in roles of increasing responsibility prior to that, Ms. Weiss gained significant industry experience regarding compensation and HR matters, such as recruitment and hiring, benefits, and training.

Corporate Governance: Ms. Weiss has deep governance experience through her time at BP and serving on the boards of public, private, and academic entities. She brings valuable business and cultural perspectives from her global, multinational experience that will contribute meaningfully to the Board's efforts.



Tobi M. Edwards Young

Senior Vice President, Legal, Regulatory, and Corporate Affairs, Cognizant Technology Solutions

INDEPENDENT

Age: 48
Director Since: 2022

Halliburton Committees
- Audit
- Nominating and Corporate Governance (Chair)

Current Public Company Directorships
- None

Former Public Company Directorships
(within last five years):
- None

Other Directorships and Memberships
- Board, Information Technology Industry Council
- Board, Chamber of Commerce, U.S.-India Business Council
- Co-chair, Global Women's Democracy Network, International Republican Institute

Ms. Young has extensive experience with legal and regulatory issues, policy-making, compliance, and corporate social responsibility, as well as valuable knowledge in technology and digital including cybersecurity, data management, data privacy, artificial intelligence, and environment, social, and governance matters. Ms. Young serves as Senior Vice President, Legal, Regulatory, and Corporate Affairs for Cognizant Technology Solutions, a Fortune 200 information technology services and consulting company. She has direct experience in the executive, legislative, and judicial branches of the federal government, bringing valuable public policy experience to the Board.

Skills and qualifications

Legal/Regulatory/Public Policy: Ms. Young brings vast legal, regulatory, and compliance experience and expertise to our Board. At Cognizant, Ms. Young serves as Senior Vice President, Legal, Regulatory, and Corporate Affairs. Prior to this, Ms. Young served as a law clerk to U.S. Supreme Court Associate Justice Neil M. Gorsuch from 2018 to 2019, as well as General Counsel and Board Secretary of the George W. Bush Foundation/Office of the Former President. Ms. Young also served as Associate White House Counsel and Special Assistant to President George W. Bush, as well as Press Secretary to U.S. Representative J.C. Watts, Jr. Ms. Young holds a Bachelor of Arts degree from The George Washington University and a Juris Doctor from the University of Mississippi School of Law.

Technology/Engineering: In her current role, Ms. Young addresses legal and regulatory issues related to compliance, artificial intelligence, global data privacy, cybersecurity standards, and environment, social, and governance matters, among other issues. Ms. Young serves as a board member of the Information Technology Industry Council, the IT industry's global trade association, and is a member of the International Republican Institute's Business Advisory Council. She was previously a member of the U.S. Chamber of Commerce Litigation Center's Technology Advisory Committee. These organizations address emerging policy and litigation issues such as data privacy, cybersecurity, accessibility, and sustainability that surround technology advancement.

Health, Safety & Environment and Sustainability: At Cognizant, Ms. Young oversees the company's corporate social responsibility portfolio focused on economic mobility, educational opportunities, health, and community sustainability, and she works closely on environment, social, and governance issues to develop policy and action on sustainability efforts.

Strategic Planning, Accounting/Finance, Mergers & Acquisitions/Global Business: Ms. Young has strong experience with strategic planning, mergers and acquisitions, and financial issues at Cognizant. She serves as a board member on the U.S.-India Business Council of the U.S. Chamber of Commerce, which works to create an inclusive bilateral trade environment between the two countries.

Directors' Compensation

Directors' Fees

All non-management Directors receive an annual retainer of $130,000, which increased in 2022 from $115,000. The Lead Independent Director receives an additional annual retainer of $35,000, and the chair of each Committee receives an additional annual retainer for serving as chair as follows:

Audit - $25,000; Compensation - $20,000; Health, Safety and Environment - $20,000; and Nominating and Corporate Governance - $20,000. Non-management Directors are permitted to defer all or part of their fees under the Directors' Deferred Compensation Plan.

Directors' Equity Awards

All non-management Directors receive an annual equity award with a value of approximately $185,000, consisting of restricted stock units (RSUs), each of which represents the right to receive a share of common stock at a future date. These annual awards are made in December. The actual number of RSUs is determined by dividing $185,000 by the average of the closing price of our common stock on the NYSE on each business day during the month of November. The value of the award may be more or less than $185,000 based on the methodology described above for determining the number of RSUs to be awarded and the closing price of our common stock on the NYSE on the date of the award. Non-management Directors are permitted to defer all of their RSUs under the Directors' Deferred Compensation Plan.

Additionally, when a non-management Director first joins the Board, he or she receives an equity award shortly thereafter of RSUs equal to a prorated value of the annual equity award of $185,000. The factor used to determine the prorated award is the number of whole months of service from the beginning of the month in which Board service begins to the following first of December divided by 12. The number of RSUs awarded is determined by dividing the prorated award amount by the average of the closing price of our common stock on the NYSE on each business day during the month immediately preceding the Director joining the Board.

Directors may not sell, assign, otherwise transfer, or encumber restricted shares (which were previously granted to non-management Directors) or RSUs until the restrictions are removed. Restrictions on RSUs lapse entirely on the first anniversary of the grant date with the applicable underlying shares of common stock distributed to the non-management Director unless the Director elected to defer receipt of the shares under the Directors' Deferred Compensation Plan. If a non-management Director has a separation of service from the Board before completing the specified number of service years from the applicable award date, any unvested RSUs would be forfeited, unless the Board determines to accelerate vesting. Restrictions on restricted shares and RSUs lapse following termination of Board service only under specified circumstances, which include death or disability, retirement under the Director mandatory retirement policy, or early retirement after at least four years of service.

During the restriction period, Directors have the right to (i) vote restricted shares, but not shares underlying RSUs, and (ii) receive dividends or dividend equivalents in cash on restricted shares and RSUs that have not been deferred. RSUs that have been deferred receive dividend equivalents under the Directors' Deferred Compensation Plan.

Directors' Deferred Compensation Plan

The Directors' Deferred Compensation Plan is a nonqualified deferred compensation plan and participation is completely voluntary. Under the plan, non-management Directors are permitted to defer all or part of their retainer fees and all of the shares of common stock underlying their RSUs when they vest. If a non-management Director elects to defer retainer fees under the plan, then the Director may elect to have his or her deferred fees accumulate under an interest-bearing account or translate on a quarterly basis into Halliburton common stock

equivalent units (SEUs) under a stock equivalents account. If a non-management Director elects to defer receipt of the shares of common stock underlying his or her RSUs when they vest, then those shares are retained as deferred RSUs under the plan. The interest-bearing account is credited daily with interest at the prime rate of Citibank, N.A. The SEUs and deferred RSUs are credited quarterly with dividend equivalents based on the same dividend rate as Halliburton common stock and those amounts are translated into additional SEUs or RSUs, respectively.

After a Director's retirement, distributions under the plan are made to the Director in a single distribution or in annual installments over a five- or ten-year period as elected by the Director. Distributions under the interest-bearing account are made in cash, while distributions of SEUs under the stock equivalents account and deferred RSUs are made in shares of Halliburton common stock. Messrs. Al Khayyal, Bennett, Carroll, Patel, and Smith have deferred retainer fees under the plan. Dr. Banks and Messrs. Al Khayyal, Albrecht, Bennett, Carroll, Cummings, Patel, and Smith have deferred RSUs under the plan.

Directors' Stock Ownership Requirements

We have stock ownership requirements for all non-management Directors to further align their interests with our shareholders. All non-management Directors are required to own Halliburton common stock in an amount equal to or in excess of the greater of (i) the annual base retainer in effect on the date the non-management Director is first elected to the Board multiplied by five or (ii) $500,000. The Nominating and Corporate Governance Committee reviews the holdings of all non-management Directors, which include restricted shares, other Halliburton common stock, and RSUs owned by the Director, at each May meeting. Each non-management Director has five years to meet the requirements, measured from the date he or she is first elected to the Board. Each non-management Director currently meets the stock ownership requirements or is on track to do so within the requisite five-year period.

Matching Programs

To further our support for charities, Directors may participate in the Halliburton Foundation's matching gift programs for educational institutions, not-for-profit hospitals, and medical foundations. For each eligible contribution, the Halliburton Foundation makes a contribution of 2.25 times the amount contributed by the Director, subject to approval by its Trustees. The maximum aggregate of all contributions each calendar year by a Director eligible for matching is $50,000, resulting in a maximum aggregate amount contributed annually by the Halliburton Foundation in the form of matching gifts of $112,500 for any Director who participates in the programs. Neither the Halliburton Foundation nor we have made a charitable contribution, within the preceding three years, to any charitable organization in which a Director serves as an executive officer that exceeds in any single year the greater of $1 million or 2% of such charitable organization's consolidated gross revenues.

The Halliburton Political Action Committee, or HALPAC, allows Directors to donate to political candidates and participate in the political process. We match the Directors' donations to HALPAC dollar-for-dollar to a 501(c)(3) status nonprofit organization of the contributor's choice.

2023 Director Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Abdulaziz F. Al Khayyal	130,000	166,111	17,220	48,100	361,431
William E. Albrecht	150,000	166,111	–	143,975	460,086
M. Katherine Banks	130,000	166,111	–	83,465	379,576
Alan M. Bennett	155,000	166,111	18,417	168,722	508,250
Earl M. Cummings	130,000	166,111	–	15,295	311,406
Murry S. Gerber	150,000	166,111	–	117,584	433,695
Robert A. Malone	165,000	166,111	–	130,804	461,915
Bhavesh V. Patel	130,000	166,111	1,490	130,131	427,732
Maurice S. Smith[1]	111,222	281,882	–	2,487	395,591
Janet L. Weiss[1]	111,222	281,882	–	114,327	507,431
Tobi M. Edwards Young	130,000	166,111	–	6,052	302,163
Milton Carroll	150,000	166,111	3,617	142,383	462,111

(1) Mr. Smith and Ms. Weiss joined the Board on February 21, 2023. The Stock Awards each received include a prorated award when they joined the Board and the grant in December received by all of the non-management Directors.

Fees Earned or Paid In Cash. The amounts in this column represent retainer fees earned in fiscal year 2023, but not necessarily paid in 2023. Refer to the section Directors' Fees for information on annual retainer fees.

Stock Awards. The amounts in the Stock Awards column reflect the grant date fair value of RSUs awarded in 2023. We calculate the fair value of equity awards by multiplying the number of RSUs granted by the closing stock price as of the award's grant date.

The number of restricted shares (RSAs), outstanding RSUs, deferred RSUs, and SEUs held at December 31, 2023, by non-management Directors are:

Name	Restricted Shares	Outstanding RSUs	Deferred RSUs	SEUs
Abdulaziz F. Al Khayyal	–	–	62,317	18,490
William E. Albrecht	–	–	54,545	–
M. Katherine Banks	–	4,826	13,144	–
Alan M. Bennett	25,236	–	73,389	40,149
Earl M. Cummings	–	–	4,826	–
Murry S. Gerber	2,000	4,826	–	–
Robert A. Malone	14,843	4,826	–	–
Bhavesh V. Patel	–	–	26,075	6,601
Maurice S. Smith	–	–	8,683	3,113
Janet L. Weiss	–	8,633	–	–
Tobi M. Edwards Young	–	4,826	–	–
Milton Carroll	20,271	–	73,389	67,355

Change in Pension Value and Nonqualified Deferred Compensation Earnings. The amounts in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column are attributable to the above-market earnings for cash deferrals to our nonqualified deferred compensation plan. The methodology for determining what constitutes above-market earnings is the difference between the interest rate as stated in the plan document and the Internal Revenue Service Annual Long-Term 120% AFR rate as of December 31, 2023. The 120% Annual AFR rate used for determining above-market earnings in 2023 was 6.05%. The average director earnings for the balances associated with the Directors' Deferred Compensation Plan were 8.41% for 2023. The average above-market earnings associated with this plan equalled 2.36% (8.41% minus 6.05%) for 2023.

All Other Compensation. This column includes compensation related to the matching gift programs under the Halliburton Foundation and for HALPAC, dividends or dividend equivalents on restricted shares or RSUs, and dividend equivalents associated with the Directors' Deferred Compensation Plan.

Directors who participated in the matching gift program and the corresponding match provided by the Halliburton Foundation in 2023 are: Mr. Albrecht - $112,500; Dr. Banks - $74,502; Mr. Bennett - $78,750; Mr. Carroll - $45,000; Mr. Cummings - $11,250; Mr. Gerber - $112,500; Mr. Malone - $112,500; Mr. Patel - $112,500; Ms. Weiss - $112,500; and Ms. Young - $1,125.

HALPAC matching contributions are: Mr. Bennett - $5,000; and Mr. Malone - $5,000.

Directors who received dividends or dividend equivalents on restricted shares or RSUs held on Halliburton record dates are: Dr. Banks - $642; Mr. Bennett - $16,151; Mr. Carroll - $12,973; Mr. Cummings - $4,045; Mr. Gerber - $5,084; Mr. Malone - $13,304; Ms. Weiss - $1,827; and Ms. Young - $4,927.

Directors who received dividend equivalents attributable to their stock equivalents account under the Directors' Deferred Compensation Plan are: Mr. Al Khayyal - $11,705; Mr. Bennett - $25,416; Mr. Carroll - $41,005; Mr. Patel - $4,179; and Mr. Smith - $651.

Directors who received dividend equivalents attributable to their deferred RSUs under the Directors' Deferred Compensation Plan are: Mr. Al Khayyal - $36,395; Mr. Albrecht - $31,475; Dr. Banks - $8,321; Mr. Bennett - $43,405; Mr. Carroll - $43,405; Mr. Patel - $13,452; and Mr. Smith - $1,836.

Stock Ownership Information

Delinquent Section 16(a) Reports

The Company believes, based on our records and review of filings with the SEC, that during the fiscal year ended December 31, 2023, our Directors and executive officers complied with the filing requirements of Section 16(a) of the Securities Exchange Act of 1934, with one exception. A Form 4 for Mr. Jeffrey Shannon Slocum was filed late due to an administrative error, resulting in one transaction not being reported on a timely basis.

Stock Ownership of Certain Beneficial Owners and Management

The following table sets forth beneficial ownership information about persons or groups that own or have the right to acquire more than 5% of our common stock, based on information contained in Schedules 13G filed with the SEC.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
BlackRock, Inc. 50 Hudson Yards, New York, NY 10001	71,869,681[1]	8.00%
Capital World Investors 333 South Hope Street, 55th Fl, Los Angeles, CA 90071	121,820,814[2]	13.60%
State Street Corporation 1 Congress Street, Suite 1, Boston, MA 02114	55,117,076[3]	6.16%
The Vanguard Group 100 Vanguard Blvd, Malvern, PA 19355	97,654,886[4]	10.91%

(1) BlackRock, Inc. is deemed to be the beneficial owner of 71,869,681 shares. BlackRock has sole power to vote or to direct the vote of 63,782,291 shares and has sole power to dispose or to direct the disposition of 71,869,681 shares.

(2) Capital World Investors is deemed to be the beneficial owner of 121,820,814 shares. Capital World Investors has sole power to vote or to direct the vote of 121,573,804 shares and has sole power to dispose or to direct the disposition of 121,820,814 shares.

(3) State Street Corporation is deemed to be the beneficial owner of 55,117,076 shares. State Street Corporation has shared power to vote or to direct the vote of 38,556,304 shares and has shared power to dispose or to direct the disposition of 55,082,867 shares.

(4) The Vanguard Group is deemed to be the beneficial owner of 97,654,886 shares. The Vanguard Group has sole power to dispose or to direct the disposition of 93,992,188 shares. The Vanguard Group has shared power to vote or to direct the vote of 1,104,155 shares and has shared power to dispose or to direct the disposition of 3,662,698 shares.

The following table sets forth information, as of March 14, 2024, regarding the beneficial ownership of our common stock by each Director, each Named Executive Officer, and by all Directors and executive officers as a group.

	Amount and Nature of Beneficial Ownership		
Name of Beneficial Owner or Number of Persons in Group	**Sole Voting and Investment Power[1]**	**Shared Voting or Investment Power**	**Percent of Class**
Abdulaziz F. Al Khayyal	–	–	*
William E. Albrecht	16,000	–	*
M. Katherine Banks	9,625	–	*
Van H. Beckwith	348,256	–	*
Alan M. Bennett	27,236	–	*
Eric J. Carre	390,314	–	*
Milton Carroll	20,271	–	*
Earl M. Cummings	16,057	–	*
Murry S. Gerber	569,771	–	*
Robert A. Malone	76,578	–	*
Jeffrey A. Miller	1,342,515	–	*
Bhavesh V. Patel	10,000	–	*
Lawrence J. Pope	624,565	–	*
Joe D. Rainey[2]	686,419	–	*
Mark J. Richard	634,952	–	*
Maurice S. Smith	–	–	*
Janet L. Weiss	1,566	–	*
Tobi M. Edwards Young	10,457	–	*
Shares owned by all current Directors and executive officers as a group (23 persons)	5,370,787	–	*

*   Less than 1% of shares outstanding.

(1) The table includes shares of common stock eligible for purchase pursuant to outstanding stock options within 60 days of March 14, 2024, for the following: Mr. Beckwith – 54,348; Mr. Carre – 148,909; Mr. Miller – 583,500; Mr. Pope – 207,800; Mr. Rainey – 316,500; Mr. Richard – 128,473; and five unnamed executive officers – 134,924. Until the options are exercised, these individuals will not have voting or investment power over the underlying shares of common stock but will only have the right to acquire beneficial ownership of the shares through exercise of their respective options. The table also includes restricted shares of common stock over which the individuals have voting power but no investment power.

(2) Mr. Rainey retired December 31, 2023. The table reflects his beneficial ownership as of that date.

Proposal No. 2   Ratification of Selection of Principal Independent Public Accountants

The Audit Committee is responsible for the appointment, compensation, retention, oversight of the work, and evaluation of the principal independent public accountants retained to audit our financial statements. The Audit Committee and Board have approved the selection of KPMG LLP as our principal independent public accountants to examine our financial statements and books and records for the year ended December 31, 2024, and a resolution will be presented at the Annual Meeting to ratify this selection. The Audit Committee and Board believe that the continued retention of KPMG to serve as our principal independent public accountants for the year ended December 31, 2024, is in the best interests of Halliburton and our shareholders. Representatives of KPMG are expected to be present at the Annual Meeting and be available to respond to appropriate questions from shareholders.

KPMG began serving as our principal independent public accountants for the year ended December 31, 2002. The Audit Committee routinely reviews the performance and retention of our independent public accountants, including an evaluation of service quality, the nature and extent of non-audit services, and other factors required to be considered when assessing independence from Halliburton and its management. The Audit Committee also periodically considers whether there should be a rotation of the principal independent public accountants and is involved in the selection of the principal independent public accountants' lead engagement partner and the mandated rotation process of such partner.

The affirmative vote of the majority of votes cast by holders of shares of our common stock present in person or represented by proxy at the meeting and entitled to vote on the matter is needed to approve the proposal.

If the shareholders do not ratify the selection of KPMG, the Board will reconsider the selection of independent public accountants.

THE BOARD OF DIRECTORS RECOMMENDS A **VOTE FOR** RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS PRINCIPAL INDEPENDENT PUBLIC ACCOUNTANTS TO EXAMINE OUR FINANCIAL STATEMENTS AND BOOKS AND RECORDS FOR THE YEAR ENDING DECEMBER 31, 2024.

Audit Committee Report

We operate under a written charter, a copy of which is available on Halliburton's website at *www.halliburton.com*. As required by the charter, we review and reassess the charter annually and recommend any changes to the Board for approval. We are also mindful of the observations provided in the Securities and Exchange Commission's Statement on Role of Audit Committees in Financial Reporting and Key Reminders Regarding Oversight Responsibilities.

Halliburton's management is responsible for preparing Halliburton's financial statements, and the principal independent public accountants are responsible for auditing those financial statements. The Audit Committee's role is to provide oversight of management in carrying out management's responsibility and to appoint, compensate, retain, oversee the work of, and evaluate the principal independent public accountants. The Audit Committee is not providing any expert or special assurance as to Halliburton's financial statements or any professional certification as to the principal independent public accountants' work.

In fulfilling our oversight role for the year ended December 31, 2023, we:

- reviewed and discussed Halliburton's audited financial statements with management;
- discussed with KPMG LLP, Halliburton's principal independent public accountants, the matters required by Auditing Standard 1301 relating to the conduct of the audit;

- received from KPMG the written disclosures and the letter required by the Public Company Accounting Oversight Board regarding KPMG's independence;
- evaluated KPMG's service quality; and
- discussed with KPMG its independence and reviewed other matters required to be considered under Securities and Exchange Commission rules regarding KPMG's independence.

Based on the foregoing, we recommended to the Board that the audited financial statements be included in Halliburton's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, for filing with the Securities and Exchange Commission.

THE AUDIT COMMITTEE

Abdulaziz F. Al Khayyal
Alan M. Bennett
Murry S. Gerber
Bhavesh V. Patel
Janet L. Weiss
Tobi M. Edwards Young

Fees Paid to KPMG LLP

During 2022 and 2023, we incurred the following fees for services performed by KPMG LLP.

	2022	2023
	(In millions)	**(In millions)**
Audit fees	$ 10.1	$ 10.9
Audit-related fees	0.4	0.4
Tax fees	0.6	0.8
All other fees	0.1	0.3
TOTAL	**$ 11.2**	**$ 12.4**

Audit Fees

Audit fees represent the aggregate fees for professional services rendered by KPMG for the integrated audit of our annual financial statements for the fiscal years ended December 31, 2022, and December 31, 2023. Audit fees also include the audits of many of our subsidiaries to comply with statutory requirements in foreign countries and reviews of our financial statements included in the Forms 10-Q we filed during fiscal years 2022 and 2023.

Audit-Related Fees

Audit-related fees were incurred for assurance and related services that are traditionally performed by the independent public accountants. These services primarily include attestation engagements required by contractual or regulatory provisions.

Tax Fees

The aggregate fees for tax services primarily consisted of international tax compliance and tax return services related to our expatriate employees. In 2022, tax compliance and preparation fees total $0.2 million and tax advisory fees total $0.4 million, and in 2023, tax compliance and preparation fees total $0.4 million and tax advisory fees total $0.4 million.

All Other Fees

All other fees are comprised of professional services rendered by KPMG related to nonrecurring miscellaneous services.

Fee Approval Policies and Procedures

The Audit Committee has established a written policy that requires the approval by the Audit Committee of all services provided by KPMG as the principal independent public accountants that examine our financial statements and books and records and of all audit services provided by other independent public accountants. Prior to engaging KPMG for the annual audit, the Audit Committee reviews a Principal Independent Public Accountants Auditor Services Plan. KPMG then performs services throughout the year as approved by the Committee. KPMG reviews with the Committee, at least quarterly, a projection of KPMG's fees for the year. Periodically, the Audit Committee approves revisions to the plan if the Committee determines changes are warranted. Our Audit Committee also considered whether KPMG's provision of tax services as reported above were compatible with maintaining KPMG's independence as our principal independent public accountants. All of the fees described above for services provided by KPMG were approved in accordance with the policy.

Proposal No. 3   Advisory Approval of Executive Compensation

Pursuant to Section 14A of the Securities Exchange Act of 1934, our shareholders have the opportunity to vote to approve, on an advisory basis, the compensation of our Named Executive Officers (NEOs) as disclosed in this proxy statement. As reaffirmed by our shareholders at the 2023 Annual Meeting of Shareholders, consistent with our Board's recommendation, we submit this proposal for a non-binding vote on an annual basis.

As described in detail under Compensation Discussion and Analysis, our executive compensation program is designed to attract, motivate, and retain our NEOs, who are critical to our success. Under the program, our NEOs are rewarded for the achievement of specific annual, long-term, and strategic goals, corporate goals, and the realization of increased shareholder returns. Please read Compensation Discussion and Analysis for additional details about our executive compensation program, including information about the fiscal year 2023 compensation of our NEOs and our Board's ongoing commitment to ensure that our program aligns with our long-term strategy and shareholder value creation.

The Compensation Committee reviews the compensation program for our NEOs to ensure the program achieves the desired goals of aligning our executive compensation structure with our shareholders' interests and current market practices. We believe our executive compensation program achieves the following objectives identified under Compensation Discussion and Analysis:

- Provide a clear and direct relationship between executive pay and our performance on both a short-term and long-term basis;
- Target market competitive pay levels with a comparator peer group;
- Emphasize operating performance drivers;
- Link executive pay to measures that drive shareholder returns;
- Support our business strategies; and
- Maximize the return on our human resource investment.

We ask that our shareholders indicate their support for our compensation program as described in this proxy statement and vote "FOR" the following resolution at the Annual Meeting: "RESOLVED, that the compensation paid to Halliburton's Named Executive Officers, as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables, and narrative discussion, is hereby approved."

The affirmative vote of the majority of votes cast by holders of shares of our common stock present in person or represented by proxy at the meeting and entitled to vote on the matter is needed to approve the proposal.

Our Board and our Compensation Committee value the opinions of our shareholders. The say-on-pay vote is advisory and, therefore, not binding on us, our Board, or our Compensation Committee. However, the Compensation Committee considers shareholder feedback in its ongoing review of our executive compensation program.

✅ THE BOARD OF DIRECTORS RECOMMENDS A **VOTE FOR** THE APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.

Compensation Committee Report

We have reviewed and discussed the Compensation Discussion and Analysis with Company management and, based on such review and discussion, we recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

THE COMPENSATION COMMITTEE

William E. Albrecht
Milton Carroll
Earl M. Cummings
Murry S. Gerber
Robert A. Malone
Maurice S. Smith

Compensation Discussion and Analysis

To Our Valued Shareholders:

"Our shareholders' input has resulted in a shareholder-aligned, best-practice executive compensation program that continues to incentivize the senior leadership team to execute on strategies that drive superior returns."

Murry S. Gerber
Chair of the Compensation Committee

April 2, 2024

We are grateful for the role you play in our success. Over the last several years, your openness to sharing your views on how we can strengthen our executive compensation program to further align your interests with that of our senior leadership team to achieve our financial and strategic goals has been invaluable. Your collaboration and willingness to engage with us has helped us craft a world-class program that, following our 2023 Annual Meeting, returned us to the higher level of say-on-pay support we work continuously to earn.

These critical relationships with our investors fuel our ongoing commitment to listen and respond. And in 2023, Halliburton outperformed — ending the year by delivering the exceptional, industry-leading returns and strong free cash flow that you, and we as the Board, expect from Halliburton. Through the outstanding efforts and dedication of our approximately 48,000 Halliburton employees around the world, led by our senior leadership team, the Company outperformed its direct peers and the Oilfield Services Index (OSX) in terms of Return on Capital Employed (ROCE) while also repurchasing $300 million of debt. We also delivered a 13 percent increase in revenue over 2022 and the highest operating margins in over a decade. Additionally, in line with our commitment to return cash to shareholders, we distributed approximately $1.4 billion in the form of dividends and stock repurchases.

This year's Compensation Discussion and Analysis (CD&A) summarizes the pay decisions made by the Compensation Committee for Named Executive Officers (NEOs) for 2023 and reviews the ongoing shareholder engagement efforts that helped shape our executive compensation program's current structure and governance foundation.

As always, we appreciate the care you take in reading this year's CD&A, and we are confident it demonstrates our commitment to continually strengthening our pay program structure and alignment with our shareholders' interests.

Sincerely,

THE COMPENSATION COMMITTEE
William E. Albrecht
Milton Carroll
Earl M. Cummings
Murry S. Gerber
Robert A. Malone
Maurice S. Smith

Shareholder Outreach and Board Activity

Halliburton prioritizes continuing engagement with its shareholders. Our ongoing, open dialogue helps ensure that the Board and management have a regular pulse on investors' views and provides valuable feedback on how we can continuously improve.

During 2023, we offered to engage with our largest shareholders, as well as others who had reached out for engagement or otherwise contacted Halliburton. Board members and management offered opportunities for engagement to shareholders representing approximately 60% of our shares, and with the two largest proxy advisors, Institutional Shareholder Services Inc. (ISS) and Glass Lewis. These included in-person sessions and video conferences with Murry S. Gerber (Chair of the Compensation Committee) or Robert A. Malone (Lead Independent Director) and Halliburton

senior management. These efforts were in addition to the 16 sell-side conferences, one non-deal roadshow, and 304 investor meetings that are all part of our regular shareholder outreach cadence.

Discussions with our investors during 2023 were concentrated around their support for the various changes we have made to our executive compensation program over the last several years and high satisfaction for how the program is structured today. Shareholders made it clear that they are pleased with the metrics in our Annual Performance Plan, the use of relative ROCE and TSR in the Performance Unit Program (PUP), and that we measure our performance against our energy-based peers.

We offered engagement to shareholders representing approximately	We communicated with shareholders representing approximately	The Compensation Committee Chair or Lead Independent Director participated in meetings representing approximately
		
60% of shares outstanding	**55%** of shares outstanding	**47%** of shares outstanding

Investors with whom we engaged also reinforced that the most recent changes we approved and implemented effective January 1, 2023 (based on feedback during 2022 and as summarized below) further strengthened the program's design and demonstrated our commitment to providing a market-competitive program that produces the results investors expect. As a result, and based on specific shareholder feedback, we did not make any material changes to our program for 2024.

What We Heard During Our 2022 Investor Meetings		Changes Effective January 1, 2023
Shareholders wanted a **more challenging performance target** for the PUP.	✓	**Increased Target Performance for Relative ROCE** We increased the relative ROCE performance required for a target PUP payout from median performance to the 55th percentile.
Shareholders wanted more emphasis on aligning executive pay with the shareholder experience; specifically, shareholders wanted the payout opportunity for the PUP to be capped in a period of **negative ROCE** performance.	✓	**Implemented a Payout Cap for negative ROCE performance** Beginning with the 2023 PUP cycle, we have capped the payout of the primary metric (relative ROCE) to target level when average HAL ROCE for the applicable three-year performance period is negative; TSR modifier still applies.
Shareholders previously supported the use of two six-month performance periods due to global pandemic and geopolitical disruptions, but requested that we return to a **12-month performance measurement period.**	✓	**Returned to a 12-month performance measurement period** Shareholders supported a return to a 12-month performance period for the 2023 Annual Performance Pay Plan.

Straight from the Boardroom: Talking with Murry S. Gerber



Robust discussions with investors have led to meaningful and well-received changes to our executive compensation program. With our constant shareholder engagement, we receive excellent questions and both positive and constructive feedback about aspects of our program. Below are the answers to recent representative shareholder questions from Murry S. Gerber, Chair of our Compensation Committee.

Q   How do you feel about Halliburton's 2023 say-on-pay vote result following the 2023 Annual Meeting?

A   We're pleased with the nearly 80% support we garnered at our 2023 Annual Meeting for our program, and we remain committed to actively seeking investor feedback. This commitment stems from the recognition that the influence of just one major shareholder can considerably sway our voting outcomes. The events of 2023 exemplify this, as the vast majority of our shareholders endorsed our program, but one large shareholder voted against the proposal. Because we want to listen to each shareholder who has concerns, we increased our efforts to engage with this shareholder and we believe that engagement provided each of us with a stronger relationship and an opportunity to learn from each other.

Q   What did you focus on during the discussions with this shareholder?

A   Through engagement feedback, we learned that this shareholder had specific questions about the size and scope of Halliburton's Comparator Peer Group. Additionally, we learned that they found it difficult to compare actual compensation among competitors, given differences in each company's respective data set and compensation design.

Q   What did you learn and how are you responding?

A   *(1) As to the question about peer groups:* With support from our independent compensation consultant, we reviewed how Halliburton's Comparator Peer Group compares to the peer groups developed by the proxy advisory firms, and our direct competitors. The data shows a solid overlap and similarity of Halliburton's selected peers with those of the proxy advisory firms' and the peer groups disclosed by our direct competitors. We showed that removing or adding specific companies to or from the peer group would not materially change CEO target total compensation. Hearing

this feedback, we also engaged with other shareholders and the proxy advisors on the same point and received positive feedback that we had an appropriate peer group. The Compensation Committee considered all of this feedback and remains committed to the disclosed Comparator Peer Group as the right one for Halliburton.

(2) As to actual compensation comparison data: When we revised our compensation program in the past, we did so with clear direction from our shareholders on its composition. As a result, our approach to long-term incentives is slightly different from that of our peers and that difference requires data to make accurate comparisons. At Halliburton, our long-term incentive is paid 50% in cash and 50% in shares and our competitors pay 100% in shares. Those two different methods of compensation required different disclosures. Through engagement, we learned that some shareholders would best be served with additional insight to accurately compare how Halliburton compensates its executives against the methods used by our peers. To respond, the Compensation Committee enhanced this CD&A with a "Determination of CEO Target Total Compensation" section to demonstrate that CEO target total compensation is strongly aligned with our direct peers.

Q   Why does Halliburton pay 50% of long-term incentives in cash?

A   When we modified our long-term incentives in 2020 to change from 100% cash to 50% cash and 50% stock, we did so only after extensive engagement with our major shareholders and with their support. What we heard from shareholders and from independent compensation consultants is that cash is less dilutive to shareholders than shares and paying a portion of the award in cash reduces the need for executives to sell shares. Using a mix of 50% cash and 50% shares also provides important balance between incentives that align management with shareholder interests, especially in cyclical industries or volatile market conditions.

2023 CEO Compensation Overview

Determination of CEO Target Total Compensation

When determining target total compensation for the CEO, the Compensation Committee evaluates CEO compensation through various lenses to ensure that it is setting competitive total target compensation opportunities and approving actual compensation outcomes that are aligned with actual performance results and shareholder expectations.

In 2020, we made significant changes to our PUP with strong support from our shareholders. Instead of granting all awards in stock, we use a mix of performance cash (50%) and performance stock (50%). This shift affected how we report executive compensation in the Summary Compensation Table, making it impractical to directly compare our executives' actual reported pay with competitors who use 100% stock for long-term incentives — because under the SEC's reporting rules, these two methods yield different disclosures. Specifically, cash is reported when paid and stock is reported when granted. This means that when we outperform our competitors, our reported pay can be materially higher than theirs even if their actual pay is the same or higher. In

other words, to achieve a comparator like-for-like compensation analysis, additional math is required.

Total target compensation for our CEO is structured to target market competitive pay levels in base salary and short- and long-term incentive opportunities relative to market pay levels for CEOs in the comparator peer group. Total target compensation opportunities are set by the Compensation Committee at the beginning of each performance period and are intended to be forward looking. Because our philosophy places an emphasis on variable pay at risk, and also uses a mix of cash and stock for performance-based long-term incentives, actual pay results may be above or below the 50th percentile of our Comparator Peer Group depending on performance.

The chart below compares Mr. Miller's last three years of total target compensation as approved by the Compensation Committee to the total target compensation of our two largest peers in the oilfield sector:



Effective January 2022, the Committee moved grants of restricted stock from December to January to align with grants of performance units. For purposes of comparability, the restricted stock grant awarded in December 2020 is included in the above graph for 2021.

The Compensation Committee also considers the CEO's performance and accomplishments in the areas of business development and expansion, management succession, development and retention of management, ethical leadership, and the achievement of financial and operational objectives. Each year, our CEO and the members of the Board agree upon a set of objectives addressing the following areas:

- Leadership and vision;
- Integrity;
- Keeping the Board informed on matters affecting Halliburton;
- Performance of the business;
- Development and implementation of initiatives that provide long-term economic benefits;

- Accomplishment of strategic objectives; and
- Development of management.

Other NEOs' compensation is determined similarly by evaluating each NEO's performance and considering the market competitive pay levels of the Comparator Peer Group for the NEO's position. The Compensation Committee also considers the importance of keeping our management team focused and stable, especially given that other oilfield services companies have aggressively recruited our NEOs and other executives in the past, with more than thirty former Halliburton executives departing to become CEOs and/or senior executives of other oilfield services companies.

Individual Performance Highlights

The Board determined that Mr. Miller met these objectives in 2023 through the following achievements:

LEADERSHIP AND VISION

- Led the organization to a year of strong growth and execution with a relentless focus on safety, operational execution, customer collaboration, and service quality performance
- Prioritized stakeholder communication and maintained high visibility with employees, shareholders, and customers
- Facilitated the addition of two new Board members, both of whom bring one or more forms of diversity to the Board

INTEGRITY

- Stressed and upheld Halliburton's Code of Business Conduct (COBC), actively reinforcing our COBC as the "DNA" underlying all our business strategy and execution through employee town halls and leadership meetings
- Continued to advocate for the Local Ethics Officer program, which continues to be at the cutting edge of compliance initiatives
- Led efforts to advance gender and ethnic/racial diversity, inclusion, and respect, all core elements of our COBC and imperative to the culture within Halliburton

KEEPING THE BOARD INFORMED

- Communicated regularly with the Board, providing updates on business issues and unfettered access to management and subject matter experts
- Promoted Board exposure through management presentations, field operations visits, and introductions to employees

PERFORMANCE OF THE BUSINESS

- Generated $3.5 billion of operating cash flow, resulting in $2.3 billion of free cash flow in 2023
- Strengthened our balance sheet, reducing gross debt by $300 million during 2023
- Returned $1.4 billion of cash to shareholders through stock repurchases and dividends
- Outperformed primary competitors on ROCE and delivered our highest ROCE in the last three years
- Maintained unwavering commitment to our Health, Safety and Environment program
- Halliburton named to the Dow Jones Sustainability North America Index, marking 2023 as the third consecutive year

DEVELOP AND IMPLEMENT INITIATIVES THAT PROVIDE LONG-TERM ECONOMIC BENEFITS

- Continued Company focus on accelerating deployment and integration of digital and automation technologies
- Continued to emphasize the importance of Continuous Improvement, which drives profitability, capacity, and greater flexibility
- Executed key steps to institutionalize environmental, social, and governance focus

ACCOMPLISHMENT OF STRATEGIC OBJECTIVES

- Deployed key technologies to drive future growth and profitability
- Continued expansion of our new drilling technology platforms
- Advanced acceptance and increased deployment of hydraulic fracturing technologies that help to improve completion performance
- Advanced a sustainable energy future through efforts to convert the North America hydraulic fracturing fleet to lower emissions footprint and reduce hydraulic fracturing GHG emissions intensity

DEVELOPMENT OF MANAGEMENT

- Prioritized management exposure to the Board via spotlight presentations, continued commitment to our robust succession management process, and remained focused on talent development with an emphasis on diversity, inclusion, and respect initiatives

2023 Performance Overview

Business Highlights

Our success throughout 2023 was a direct result of the hard work and dedication of our employees with relentless focus on safety, operational execution, customer collaboration, and service quality performance. We expect oil and natural gas demand to continue to grow over the next several years as easing inflationary pressures across the Organization for Economic Co-operation and Development countries increase the likelihood for central bank rate cuts, abating fears of a macroeconomic slowdown. We believe long-term expansion of the global economy will continue to create demands on all forms of energy. We expect oil and natural gas will remain a critical component of the global energy mix. Multiple financial and operational metrics demonstrated strong performance. Here are the highlights for 2023:

- **Financial:** Our total revenue increased 13% in 2023 compared to 2022. Our International revenue increased 17% and our North America revenue increased 9% in 2023 compared to 2022, with improved margins driven by increased activity and pricing gains. Overall, our Completion and Production and Drilling and Evaluation operating segments finished the year with 21% and 17% operating margins, respectively. We generated strong cash flows from operations and repurchased $300 million of debt.

- **Digital:** Our accelerated deployment and integration of digital and automation technologies created technical differentiation in the market and contributed to our higher margins and increased internal efficiencies.

- **Capital efficiency:** We advanced technologies and made strategic choices that kept our capital expenditures to 6% of revenue, which is in the range of our 5-6% of revenue target.

- **Shareholder returns:** We returned $1.4 billion of capital to shareholders through buybacks and dividends, which is consistent with our capital returns framework.

- **Sustainability and energy transition:**
  - Named to the Dow Jones Sustainability North America Index (DJSI), for the third consecutive year. DJSI assesses the sustainability performance of companies using a transparent, rules-based process based on the annual S&P Global Corporate Sustainability Assessment;
  - Added eleven new participating companies to Halliburton Labs, our clean energy accelerator; and
  - Provided services in carbon capture and storage.

Geographic Revenue Diversity



Revenue
(billions USD)

25% Middle East/Asia

46% North America

$23.0

12% Europe/Africa/CIS

17% Latin America

In 2023, Halliburton continued to earn the majority of its revenue internationally, demonstrating strong growth despite its exit from Russia in August 2022, with its North America business showing strong growth despite rig count declines.

Cash Flow Execution



(billions USD)

$3.458 Operating Cash Flow
$2.274 Free Cash Flow
$0.800 Share Repurchases
$0.576 Dividends
$0.300 Debt Repayment

● Operating Cash Flow ● Free Cash Flow ● Share Repurchases
● Dividends ● Debt Repayment

During 2023, we generated $3.458 billion of operating cash flow and had $1.379 billion of capital expenditures and $195 million of proceeds from sales of property, plant, and equipment, resulting in $2.274 billion of free cash flow. This demonstrates our ability to generate strong free cash flow* for our shareholders. We returned approximately $1.4 billion of capital to shareholders through share repurchases and dividends and repurchase of $300 million of debt.

* Management believes that the non-GAAP measure of free cash flow, defined as "operating cash flow" less "capital expenditures" plus "proceeds from the sale of property, plant, and equipment", is an important liquidity measure that is useful to investors and management for assessing the business's ability to generate cash.

Debt Reduction Progress



Gross Debt
(billions USD)

$9.1 — 2021
$7.9 — 2022
$7.6 — 2023

Halliburton has strengthened its balance sheet, reducing gross debt by $300 million during 2023.

We delivered strong ROCE performance over the one-, three-, and five-year periods ending December 31, 2023, relative to the Oilfield Services Index (OSX), our two largest competitors, and our Performance Peer Group. The details are depicted in the chart below:

Return on Capital Employed (ROCE)
(in percentage)



	1-year	3-year	5-year
HAL	18	15	5
OSX	9	5	-3
Direct Peers	15	7	-6
Performance Peer Group	13	11	0

● HAL   ● OSX   ● Direct Peers   ● Performance Peer Group

The Foundation of Our Executive Compensation Program

2023 Named Executive Officers

Name	Age	Occupation
Jeffrey A. Miller	60	Chairman, President and Chief Executive Officer
Eric J. Carre	58	Executive Vice President and Chief Financial Officer
Van H. Beckwith	59	Executive Vice President, Secretary and Chief Legal Officer
Lawrence J. Pope	56	Executive Vice President, Administration and Chief Human Resources Officer
Mark J. Richard	62	President – Western Hemisphere
Joe D. Rainey[1]	67	Former President – Eastern Hemisphere

(1) Mr. Rainey retired on December 31, 2023.

Our Executive Compensation Program Objectives

Our executive compensation program is designed to achieve the following objectives:

- Provide a clear and direct relationship between executive pay and our performance on both a short-term and long-term basis;
- Target market competitive pay levels with a comparator peer group;
- Emphasize operating performance drivers;
- Link executive pay to measures that drive shareholder returns;
- Support our business strategies; and
- Maximize the return on our human resource investment.

Good Compensation Governance Practices At-A-Glance

What We Do	What We Don't Do
Use mix of relative and absolute financial metrics	No repricing of underwater stock options
The majority of total direct compensation opportunity is performance-based, at-risk, and long-term	No excessive perquisites
Deliver rewards that are based on the achievement of long-term objectives and the creation of shareholder value	No guaranteed bonuses or uncapped incentives
Maintain a clawback policy in the event of a material financial restatement	No single trigger vesting upon a change of control
Maintain robust executive and Director stock ownership requirements	No excise tax gross-ups
Use an independent, external compensation consultant	No hedging or pledging of company securities by executives and Directors
Benchmark against a relevant group of peer companies	No buyout or exchange of underwater options
Rigorous oversight of incentive metrics, goals, and pay-for-performance relationship	No special or one-time stock grants for internal promotions
Hold an annual say-on-pay vote	No liberal share counting or recycling

Elements of our Executive Compensation Program for 2023

Halliburton's executive compensation program for the 2023 plan year was composed of base salary, a short-term incentive, and long-term incentives as described below:

	Reward Element	Objective	Key Features	How Award Value is Determined	2023 Decisions
FIXED	**Base Salary**	To compensate executives based on their responsibilities, experience, and skillset.	Fixed element of compensation paid in cash.	Benchmarked against a group of comparably sized corporations and industry peers.	Base salary determinations varied by individual as noted on page 50.
AT RISK	**Short-Term (Annual) Incentive**	To motivate and incentivize performance over a one-year period.	Award value and measures are reviewed annually. Targets are set at the beginning of the period.	Performance measured against: • 60% NOPAT • 20% Asset Turns • 20% Non-Financial Strategic Metrics	Award values were targeted at the market median for 2023. Returned to a 12-month performance measurement period.
	Long-Term Incentives	To motivate and incentivize sustained performance over the long-term. Aligns interests of our NEOs with long-term shareholders.	Value is delivered: • 70% performance units measured over three years (½ in stock; ½ in cash) with relative TSR modifier • 30% restricted stock	The 2023 performance units measured against ROCE performance relative to performance peers and including a relative TSR modifier. Restricted stock grants have time-based vesting and value is driven by our share price.	Award values were targeted at the market median for 2023. Increased relative ROCE performance required for a target PUP payout from median performance to the 55th percentile. Capped the payout of the primary metric (relative ROCE) to target level when average HAL ROCE for the applicable three-year performance period is negative; TSR modifier still applies.



Compensation Mix

As illustrated below, the majority of our CEO's and NEOs' total direct compensation opportunity is performance-based, at-risk, and long-term. The graphs depict the mix of total target direct compensation set for our CEO and NEOs for the 2023 plan year. As part of its process, the Compensation Committee makes decisions about target long-term incentive award opportunities for the following year during its regular December meeting.

2023 CEO Compensation Mix

22% Restricted Stock
11% Base Salary
17% Annual Incentive
72% LONG-TERM INCENTIVES
25% Performance Equity
25% Performance Cash
89% At-Risk Compensation

2023 Other NEO Compensation Mix

19% Restricted Stock
17% Base Salary
18% Annual Incentive
65% LONG-TERM INCENTIVES
23% Performance Equity
23% Performance Cash
83% At-Risk Compensation

Setting Executive Compensation

Role of the Compensation Committee

The Compensation Committee oversees the executive compensation program and has overall responsibility for making final decisions about total compensation for all of the NEOs, except for the CEO, which is set by the entire Board of Directors. As part of its annual process, the Compensation Committee works closely with senior management (as appropriate) and the Compensation Committee's independent compensation consultant. This process ensures consistency from year to year and adherence to the responsibilities listed in the Committee's Charter, which is available on our website.

The CEO does not provide recommendations concerning his own compensation, nor is he present when his compensation is discussed by the Compensation Committee. The Compensation Committee, with input from its independent compensation consultant, discusses the elements of his compensation in executive session and makes a recommendation to all the non-management Directors for discussion and final approval. At the Compensation Committee's request, a member of management attends the executive session to answer questions.

The CEO, with input from the Compensation Committee's independent compensation consultant, assists the Compensation Committee in setting compensation for the other NEOs.

Use of Independent Consultants and Advisors

The Compensation Committee engaged Pearl Meyer as its independent compensation consultant during 2023. Pearl Meyer does not provide any other services to us. The primary responsibilities of the independent compensation consultant are to:

- Provide independent and objective market data;
- Conduct compensation analysis;
- Recommend potential changes to the Comparator Peer Group and Performance Peer Group;
- Recommend plan design changes;
- Advise on risks associated with compensation plans; and
- Review and advise on pay programs and pay levels.

These services are provided as requested by the Compensation Committee throughout the year. Based on their review of our executive compensation program, Pearl Meyer concluded that our compensation plans do not appear to present any material risks to the Company or its shareholders in the design, metrics, interaction between, or administration of the incentive plans.

Comparator and Performance Peer Companies

The Compensation Committee uses various market data to examine and set target compensation opportunities for the NEOs, as well as determine actual award payouts, to ensure that it provides competitive compensation opportunities and approves actual compensation outcomes that are aligned with shareholder expectations. The following provides context for the different peer groups used to support the Compensation Committee's process:

- Comparator Peer Group — used to determine market levels of total compensation for the 2023 plan year.

- Performance Peer Group — used to assess relative ROCE performance over a three-year performance period for determining PUP payouts.
- Oilfield Services Index (OSX) — used to assess relative TSR performance and adds a long-term performance component to the PUP directly linked to stock price (modifier imposes an award penalty for bottom quartile performance and provides an incentive for top quartile performance).

2023 Comparator Peer Group

The Compensation Committee regularly assesses the market competitiveness of the Company's executive compensation program based on data from a comparator peer group. The companies comprising the Comparator Peer Group are reviewed annually by the Committee and selected based on the following considerations:

- Market capitalization;
- Revenue and number of employees;
- Global impact and reach; and
- Industry affiliation.

Industry affiliation includes companies that are involved in the oil and natural gas and energy services industries. With data provided by the independent compensation consultant, the

Compensation Committee reviews the Comparator Peer Group annually to ensure relevance. There are challenges developing a comparator peer group based solely on our industry affiliation as the majority of our direct peers are significantly smaller in size and scale of operations. Consequently, expansion beyond the direct industry is necessary to maintain a sufficient sample size of suitable comparison companies.

The 2023 Comparator Peer Group was composed of the following peer companies within the energy industry, as well as selected companies representing general industry. The 2023 Comparator Peer Group is unchanged from 2022. This peer group was utilized to determine market levels of total compensation for the 2023 plan year:

3M Company	Hess Corporation
Apache Corporation	Honeywell International Inc.
Baker Hughes Company	Johnson Controls International plc
Caterpillar Inc.	NOV Inc.
ConocoPhillips	Occidental Petroleum Corporation
Deere and Company	SLB
Emerson Electric Co.	Transocean Ltd.
Fluor Corporation	Weatherford International plc

Because of variances in market capitalization and revenue size among the companies comprising our Comparator Peer Group, the market data is size adjusted by revenue as necessary so that it is comparable with our trailing 12 months revenue. These adjusted values are used to compare our executives' compensation to those of the Comparator Peer Group.

Total compensation for each NEO is structured to target market competitive pay levels in base salary and short- and long-term incentive opportunities. We also place an emphasis on variable pay at risk, which enables this compensation structure to position actual pay above or below the 50th percentile of our Comparator Peer Group depending on performance.

A consistent pre-tax, present value methodology is used in assessing stock-based and other long-term incentive awards.

The independent compensation consultant gathers and performs an analysis of market data for each NEO, comparing each of their individual components of compensation and total compensation to that of the Comparator Peer Group. This competitive analysis consists of comparing the market data of each of the pay elements and total compensation at the 25th, 50th, and 75th percentiles of the Comparator Peer Group to current compensation for each NEO.

2023 Performance Peer Group

For determining PUP award payouts, the Compensation Committee measures ROCE on a relative basis over three years to the results of a performance peer group it selects. The Performance Peer Group used for the PUP is reviewed annually by the Committee and is comprised of oilfield equipment and services companies and domestic and international exploration and production companies. This peer group is used for the PUP because these companies represent the timing, cyclicality, and volatility of the oil and natural gas industry and provide an appropriate industry group for measuring our relative performance.

For the 2023 PUP cycle, the Compensation Committee set the performance measures on a 100% relative ROCE basis with relative performance to be measured as of the three-year period ending December 31, 2025.

The Performance Peer Group used for the 2023 PUP consists of the following companies, and is unchanged from the Performance Peer Group from 2022:

Apache Corporation	Nabors Industries Ltd.
Baker Hughes Company	NOV Inc.
Chesapeake Energy Corporation	SLB
Devon Energy Corporation	TechnipFMC plc
Hess Corporation	Transocean Ltd.
Marathon Oil Corporation	Weatherford International plc
Murphy Oil Corporation	The Williams Companies, Inc.

OSX

In addition to relative ROCE, the PUP also uses a relative TSR modifier that compares three-year performance against the constituents of the OSX and can increase or decrease the incentive opportunity payout by 25%. The OSX is comprised of companies that are engaged in the same industry and impacted by the same external factors as we are. These are also the same companies with whom we compete for investors' dollars.

2023 Executive Compensation Outcomes in Detail

Base Salary

The Compensation Committee generally targets base salaries at the median of the Comparator Peer Group. The Compensation Committee also considers the following factors when setting base salary:

- Level of responsibility;
- Experience in current role and equitable compensation relationships among internal peers;
- Performance and leadership; and
- External factors involving competitive positioning, general economic conditions, and marketplace compensation trends.

No specific formula is applied to determine the weight of each factor.

Salary reviews are conducted annually to evaluate each executive. Individual salaries are not necessarily adjusted each year.

The Compensation Committee reviewed the base salary of each of our NEOs, and upon review of the market data and other relevant factors, the Compensation Committee made the following adjustments to our NEOs' base salary effective January 1, 2023.

Mr. Miller's base salary was increased from $1.5 million to $1.6 million in recognition of his performance and to align his total target direct compensation with the market median of our Comparator Peer Group.

NEO	January 1, 2022	January 1, 2023
Mr. Miller	$ 1,500,000	$ 1,600,000
Mr. Carre	$ 825,000	$ 875,000
Mr. Beckwith	$ 750,000	$ 800,000
Mr. Pope	$ 750,000	$ 800,000
Mr. Richard	$ 850,000	$ 900,000
Mr. Rainey	$ 910,000	$ 910,000

Short-Term (Annual) Incentive

The Annual Performance Pay Plan is designed to provide executives and other key members of management the opportunity to earn an annual cash bonus based on the annual performance of the Company. The Annual Performance Pay Plan places a significant percentage of each NEO's annual cash compensation at risk and aligns the interests of executives and shareholders. It is administered in accordance with the terms of the Stock and Incentive Plan.

2023 Target Award Opportunities

Individual incentive award opportunities are established as a percentage of base salary at the beginning of the plan year based on market competitive targets. The maximum award a NEO can receive is limited to two times the target opportunity level. The level of achievement of annual performance determines the dollar amount of incentive compensation payable to participants following completion of the plan year. The Compensation Committee set incentive award opportunities under the plan for 2023 that were unchanged from 2022 levels, as follows:

NEO	Threshold	Target	Maximum
Mr. Miller	48%	150%	300%
Mr. Carre	32%	100%	200%
Mr. Beckwith	32%	100%	200%
Mr. Pope	32%	100%	200%
Mr. Richard	35%	110%	220%
Mr. Rainey	35%	110%	220%

Threshold, Target, and Maximum opportunity dollar amounts can be found in the Grants of Plan-Based Awards in Fiscal 2023 table.

2023 Plan Structure At-A-Glance

During our extensive shareholder outreach efforts in 2021 and 2022, we heard the importance of directly tying compensation to demonstrated progress on our strategic priorities through objective and measurable goals. As a result, the Board redesigned the structure of the Annual Performance Pay Plan to add accountability for making progress towards and then achieving specific Non-Financial Strategic Metrics, while continuing to maintain a strong focus on key financial performance metrics. Effective January 1, 2023, the Annual Performance Pay Plan is structured as follows:

	Financial Metrics 80%		Non-Financial Strategic Metrics 20%	
Measures	Net Operating Profit After-Taxes (NOPAT)	Asset Turns	GHG Emissions Reduction Performance	Diversity and Inclusion Performance
Weights	60%	20%	10%	10%
Rationale/ Shareholder Alignment	Places emphasis on free cash flow and capital discipline		Links directly to our key sustainable energy and Diversity and Inclusion strategic priorities	

2023 Financial Metrics

For 2023, as discussed above, financial performance under the Annual Performance Pay Plan was based on the achievement of pre-established performance metrics: Net Operating Profit After-Taxes (NOPAT) and Asset Turns. The Compensation Committee selected these metrics because they are key financial measures upon which we set our performance expectations for the year and place an increased emphasis on free cash flow and capital discipline, as preferred by our shareholders.

NOPAT = Net Operating Profit After Taxes

	OPERATING INCOME
+	Interest Income
+	Foreign Currency Gains (Losses)
+	Other Nonoperating Income (Expense), Net
=	**NET OPERATING PROFIT**
−	Income Taxes
=	**NET OPERATING PROFIT AFTER TAXES**

ASSET TURNS = Revenue/Net Invested Capital

	Average Net Assets[1]
−	Average Net Liabilities[2]
=	**NET INVESTED CAPITAL**

(1) *Average Net Assets excludes cash and marketable investments, and current and non-current deferred income tax assets.*
(2) *Average Net Liabilities excludes current and long-term debt, which includes finance lease liabilities, and non-current deferred income tax liability.*

Adjustments in the calculation of NOPAT and Asset Turns may, at times, be approved by the Compensation Committee and can include the treatment of unusual items that may have impacted our actual results.

At the beginning of each plan year, the Compensation Committee approves an incentive award schedule that equates levels of performance with cash reward opportunities. The performance goals range from "Threshold" to "Target" to "Maximum". Threshold reflects the minimum performance level that must be achieved for an award to be earned and Maximum reflects the maximum awards that can be earned.

Traditionally, the performance goals are based on our annual operating plan, as reviewed and approved by our Board, and are set at levels to meet or exceed shareholder expectations of our performance, as well as expectations of our performance relative to our competitors. Given the cyclical nature of our business, our performance goals vary from year to year, which can similarly impact the difficulty of achieving the goals. The Compensation Committee may also consider other business performance factors that are important to our investors, including health, safety, environment, and service quality, in determining the final payout amounts under the Annual Performance Pay Plan.

2023 Non-Financial Strategic Metrics

In response to shareholder feedback, the 2023 metrics for the Annual Performance Pay Plan continued to include Non-Financial Strategic Metrics focused on two categories: sustainability (specifically GHG emissions reduction performance) and Diversity and Inclusion. The Compensation Committee selected these categories and their respective metrics and goals at the beginning of the year to intentionally reflect the Company's strategy and perspective: *the sustainability of our business, the reduction in environmental impacts, and the enhancement of the economic and social well-being of our employees and the communities in which we live and work are critical to our success.* As such, each goal is also aligned with and measured against key principles designed to guide the NEOs' decisions and actions throughout the year.

The Non-Financial Strategic Metrics are binary and limited to a Target award. Award opportunities for each category are 3.33%, 6.66%, or 10% depending on the number of goals met. The specific metrics and goals in each category that were approved by the Board for 2023, as well as the actual achievement results, are outlined below:

2023 Metrics	Key Principles	2023 Goal	Achievement
Convert North America hydraulic fracturing fleet to lower emission footprint	Because about 80% of our corporate Scope 1 and 2 GHG emissions are directly tied to hydraulic fracturing, our fleet mix will drive future emissions reduction by converting fleet to electric, and for emissions intensity, we will be transparent about the impact of our fleet transition.	Exit the year ≥ 60% increase in electric frac spreads	67%
Reduce North America hydraulic fracturing GHG emissions intensity		Exit the year at 2.7% improvement YoY	3.2%
Complete additional rounds of prospects for Halliburton Labs	Through Halliburton Labs we invest our scaling resources, experienced team members, and global business network connections to help innovative early stage energy and climate tech companies use their time and capital efficiently to commercialize new solutions and increase company valuation. It provides Halliburton insight into the unmet needs of the evolving value chains beyond our existing business. Pitch days facilitate the Advisory Board selection of program participants. Company Showcase events provide existing Halliburton Labs company participants an additional avenue to showcase their progress and meet with prospective equity capital providers.	Three (3) or more events (pitch days or demo days)	3
Advance gender diversity in professional hires	We measure ourselves against the National Association of Colleges and Employers (NACE) Graduation Rate for the disciplines in which we recruit, including engineering, geosciences, and business. For 2021, the NACE rate was 21.8%.	21.8% or more of worldwide professional hires are qualified women	27.7%
Advance ethnic diversity in the U.S.	As part of our commitment to this effort, we are engaged with several Historically Black Colleges and Universities (HBCUs) to support and develop the future workforce. We have created a multi-pronged approach which includes annual scholarship and development programs, Halliburton mentors, and internships.	Hire second cohort of qualified interns from HBCU	Complete
Ensure appropriate global diversity through workforce localization	A workforce that is representative of the communities we work in is important to us. We hire and develop local workforce talent, while providing opportunities for exposure to other parts of the world.	Greater than 90% of worldwide headcount localized	91%

2023 Performance Results

The performance goals and results are noted in the table below:

Category	Weight	Performance Measures	Threshold	Target	Maximum	Actual
Financial	60%	Net Operating Profit After Tax	$2.866B	$3.125B	$3.383B	$3.040B
	20%	Asset Turns	1.852	1.890	1.928	1.878
Non-Financial Strategic	10%	Sustainability				Achieved
	10%	Diversity and Inclusion				Achieved

Because actual 2023 Asset Turns and NOPAT results fell between the threshold and target performance goals and all goals were achieved with respect to our Non-Financial Strategic Metrics, our NEOs received an overall payout of 84% of target for the Annual Performance Pay Plan.

Long-Term Incentives

The Stock and Incentive Plan is designed to reward consistent achievement of value creation and operating performance goals, align management with shareholder interests, and encourage long-term perspective and commitment. Long-term incentives represent the largest component of total executive compensation opportunity.

Using a mix of incentive vehicles allows us to provide a diversified yet balanced long-term incentive program that effectively addresses volatility in our industry and in the stock market, in addition to maintaining an incentive to meet performance goals. For the 2023 plan year, the Compensation Committee used the following combination of equity vehicles for long-term incentive grants:

Vehicle	Weighting	Purpose
Performance Units[1]	70% of Award	Rewards achievement of specific financial goals measured over a three-year performance period
Restricted Stock[2]	30% of Award	Supports leadership retention/stability objectives; five-year vesting period

(1) *Performance units vest upon achievement of specific financial goals measured over a three-year performance period and are denominated 50% in cash and 50% in stock. Dividend equivalents are measured and vest based on the same performance conditions as the units denominated in stock. Accrued dividend equivalents that vest are paid out in cash.*

(2) *Restricted stock grants are generally subject to a graded vesting schedule of 20% per year over five years. However, different vesting schedules may be utilized at the discretion of the Compensation Committee. Shares of restricted stock receive dividend or dividend equivalent payments.*

Individual Incentive Opportunities

In determining the size of long-term incentive awards, the Compensation Committee first considers market data for comparable positions and then may adjust the awards upwards or downwards based on the Compensation Committee's review of internal equity. This can result in positions of similar scope receiving awards of varying size. Awards are targeted to the market median.

As part of its process, the Compensation Committee reviews and makes decisions about target long-term incentive award opportunities for the following year during its regular December meeting. Stock grants are then determined by dividing the grant value by the average of the closing price of our common stock on the NYSE on each business day during the month of December. The Compensation Committee reviews the final stock grant calculations again in January and determines final approval. For the 2023 plan year, the Compensation Committee approved restricted stock and performance shares grants in January 2023.

Individual incentive opportunities are established based on market references and the NEO's role within the organization. In the Grants of Plan-Based Awards in Fiscal 2023 table, the Threshold, Target, and Maximum columns under the heading Estimated Future Payouts Under Non-Equity Incentive Plan Awards indicate the potential cash payout for each NEO under the 2023 PUP cycle, and the Threshold, Target, and Maximum columns under the heading Estimated Future Payouts Under Equity Incentive Plan Awards indicate the potential shares that can be earned by each NEO for the 2023 PUP cycle. The potential payouts are performance driven and completely at risk. Actual payouts and shares vesting, if any, will not be determined until the three-year cycle closes on December 31, 2025.

A Closer Look at the Performance Unit Program

The PUP provides NEOs and other selected executives with incentive opportunities based on our consolidated ROCE during a three-year performance period. This program reinforces our objectives for sustained long-term performance and value creation. It also reinforces strategic planning processes and balances short- and long-term decision making.

The program measures ROCE on a relative basis to the results of a performance peer group over three years. The Performance Peer Group used for the PUP is comprised of oilfield equipment

and services companies and domestic and international exploration and production companies. This peer group is used for the PUP because these companies represent the timing, cyclicality, and volatility of the oil and natural gas industry and provide an appropriate industry group for measuring our relative performance. The 2023 Performance Peer Group is listed on page 50 of this CD&A.

The three-year performance period aligns this measurement with our and our Performance Peer Group's business cycles. ROCE indicates the efficiency and profitability of our capital investments and is determined based on the ratio of earnings divided by average capital employed. The calculation is as follows:

$$ROCE = \frac{\text{Net income} + \text{After-tax interest expense}}{\text{Shareholders' equity (average of beginning and end of period)} + \text{Debt (average of beginning and end of period)}}$$

Why ROCE?

✓ Highly correlated to stock price performance over the long-term, applying drivers that management can directly influence.	✓ Overwhelmingly supported by our shareholders.
✓ Aligned with our strategy of delivering industry-leading returns across the business cycle.	✓ Eliminates the subjectivity inherent in setting long-term absolute targets in a cyclical industry.
✓ Reinforces the Company's objective for sustained long-term performance and value creation.	✓ Provides our management team with clear line of sight to long-term financial results.

Consistent with our executive compensation objectives and strategy to deliver leading returns in our industry, over the past ten years we delivered superior ROCE performance relative to the Oilfield Services Index (OSX), our two largest competitors, and our Performance Peer Group. We believe that this long-term focus on generating superior returns within our industry also correlates with our industry TSR outperformance over the same period of time.

2021 PUP Cycle

Performance Matrix

At the end of the three-year award cycle, the average ROCE of Halliburton and the Performance Peer Group will be calculated, and performance percentiles will be determined. If Halliburton's relative performance ranking is between the 25th and 75th percentiles, the payout will be interpolated accordingly. If Halliburton's relative performance ranking is below the 25th percentile, there will not be a payout.

The PUP also uses a relative TSR modifier that compares three-year performance against the constituents of the OSX and can increase or decrease the incentive opportunity payout by 25%. For purposes of calculating TSR used in the modifier, a one month averaging period is used beginning with the month preceding the performance period and ending with the last month of the performance period. The modifier imposes an award penalty for bottom quartile performance and an incentive for top quartile performance.

The performance matrix for the 2021 PUP cycle is as follows:

			Relative TSR Modifier		
			Lower Quartile Performance ≤25th percentile	2nd/3rd Quartile Performance >25th percentile & <75th percentile	Upper Quartile Performance ≥75th percentile
		Unadjusted Incentive Opportunity	MULTIPLIER(2)		
			75%	100%	125%
HAL ROCE Ranking(1) vs. Performance Peer Group	Below Threshold <25th percentile	0%	0% (0% x 75%)	0% (0% x 100%)	0% (0% x 125%)
	Threshold 25th percentile	25%	18.75% (25% x 75%)	25% (25% x 100%)	31.25% (25% x 125%)
	Plan 50th percentile	100%	75% (100% x 75%)	100% (100% x 100%)	125% (100% x 125%)
	Challenge ≥75th percentile	200%	150% (200% x 75%)	200% (200% x 100%)	250% (200% x 125%)

(1) If Halliburton's relative ROCE performance ranking is between the 25th and 75th percentiles, the payout will be interpolated accordingly.

(2) If TSR is in the upper quartile but negative, the TSR Modifier will not apply.

Any awards earned at the end of the cycle will be issued 50% in stock and 50% in cash.

2021 PUP Cycle Results

The incentive opportunity set for our NEOs for the 2021 PUP cycle was based on Halliburton's ROCE performance relative to that of our Performance Peer Group for the three-year period ending December 31, 2023. For this cycle, we achieved ROCE of 14.6% which was above the 75th percentile of our Performance Peer Group's ROCE of 13.4%, yielding an award paid at 200% of the target opportunity level. For the three-year period ending December 31, 2023, we achieved TSR of 95.4%, which was between the 50th and 75th percentile relative to the OSX and yielded no modification to the payout. For purposes of calculating TSR, Halliburton Company is excluded from the peer group, dividends are reinvested on the ex-dividend date, and a

one-month averaging period is used beginning with the calendar month preceding the beginning of the performance period and ending with the last calendar month of the performance period. The 2021 PUP Cycle will be paid 50% in cash and 50% in stock. Dividend equivalents are measured and vest based on the same performance conditions as the units denominated in stock. Dividend equivalents are paid in cash.

The NEOs received cash payments as set forth in the Non-Equity Incentive Plan Compensation column in the Summary Compensation Table. The equity payment is reported in the 2023 Option Exercises and Stock Vested Table.

2023 PUP Cycle

Performance Matrix

In response to shareholder feedback, we made two changes to the performance matrix for the PUP. Beginning with the 2023 PUP cycle, the target performance for relative ROCE was increased from median performance to the 55th percentile. Additionally, a cap was added limiting the payout of the primary metrics (relative ROCE) to target level when average Halliburton ROCE for the applicable three-year performance period is negative.

The performance matrix for the 2023 PUP cycle is as follows:

			Relative TSR Modifier		
			Lower Quartile Performance ≤25th percentile	2nd/3rd Quartile Performance >25th percentile & <75th percentile	Upper Quartile Performance ≥75th percentile
		Unadjusted Incentive Opportunity[2]	MULTIPLIER[3]		
			75%	100%	125%
HAL ROCE Ranking[1] vs. Performance Peer Group	Below Threshold <25th percentile	0%	0% (0% x 75%)	0% (0% x 100%)	0% (0% x 125%)
	Threshold 25th percentile	25%	18.75% (25% x 75%)	25% (25% x 100%)	31.25% (25% x 125%)
	Plan 55th percentile	100%	75% (100% x 75%)	100% (100% x 100%)	125% (100% x 125%)
	Challenge ≥75th percentile	200%	150% (200% x 75%)	200% (200% x 100%)	250% (200% x 125%)

(1) If Halliburton's relative ROCE performance ranking is between the 25th and 75th percentiles, the payout will be interpolated accordingly.

(2) If Halliburton's relative ROCE three-year average is negative, the payout will be capped at the target level. The TSR modifier still applies.

(3) If TSR is in the upper quartile but negative, the TSR Modifier will not apply.

Other Executive Benefits and Policies

Stock Ownership Requirements

We have stock ownership requirements for our executive officers, which include all NEOs, to further align their interests with our shareholders.

Our CEO is required to own Halliburton common stock in an amount equal to or in excess of six times his annual base salary. Executive officers that report directly to the CEO are required to own an amount of Halliburton common stock equal to or in excess of three times their annual base salary, and all other executive officers are required to own an amount of Halliburton common stock equal to or in excess of two times their annual base salary. The Compensation Committee reviews their holdings, which include restricted shares and all other Halliburton common stock owned by the officer, at each December meeting. Each executive officer has five years to meet the requirements, measured from the date the officer becomes subject to the ownership level for the applicable office.

After the five-year stock ownership period described above, executive officers who have not met their minimum ownership requirement must retain 100% of the net shares acquired upon restricted stock vesting until they achieve their required ownership level. Also, any stock option exercise must be an exercise and hold.

As of December 31, 2023, all NEOs met the requirements.

Clawback Policy

We have a clawback policy, as required by the SEC and NYSE, under which we will seek to recoup incentive-based compensation received by any of our current or former executive officers, which includes all NEOs, if and to the extent that the Company is required to prepare an applicable accounting restatement. The recovery period includes the three completed fiscal years immediately preceding the restatement date and any transition period (resulting from a change in the Company's fiscal year) of less than nine months within or immediately following those completed fiscal years. Incentive-based compensation includes any compensation granted, earned, or vested based wholly or in part on the attainment of a financial reporting measure, and the amount recoverable will be the difference between what was received by the executive officer and what should have been received if it had been determined based on the restatement amounts, computed without regard to any taxes paid.

The Board shall determine any restatement date and the Chief Financial Officer shall, with the approval of the Compensation Committee, calculate the recoverable compensation for each affected executive officer. The Compensation Committee shall determine the method of recovering any recoverable compensation, so long as it complies with Section 303A.14 of the NYSE Listed Company Manual. The Compensation Committee shall interpret and construe the policy and make any determinations required to be made in recovering the recoverable compensation.

The Company shall not indemnify any current or former executive officer against the loss of recoverable compensation and shall not pay or reimburse any current or former executive officer for premiums for any insurance policy to fund such executive officer's potential recovery obligations.

No restatements have occurred during the last fiscal year. A copy of the policy has been filed as an exhibit to the Company's most recent Form 10-K.

Hedging and Pledging Policy

We have a policy under which our Directors and executive officers, which includes all NEOs, and certain senior officers are prohibited from:

- hedging activities related to Halliburton securities; and
- the pledging of Halliburton securities.

The policy defines hedging activities as the use of any financial instrument designed to hedge or offset a change in the market value of any Halliburton security and defines pledging as the use of a Halliburton security or any related derivative security as collateral for any form of indebtedness.

Additionally, the policy:

- discourages all employees and Directors from speculative activities in Halliburton securities and related derivative securities, such as puts or call options;
- applies to all Halliburton securities, including restricted stock, restricted stock units, options, and debt securities, which are issued by any Halliburton entity, and any other security directly or indirectly exercisable for or convertible or exchangeable into any Halliburton security; and
- applies regardless of whether or not the securities were acquired from our equity compensation plans.

Retirement and Savings Plan

All NEOs may participate in the Halliburton Retirement and Savings Plan, which is the defined contribution benefit plan available to all eligible U.S. employees. The matching contribution amounts we contributed on behalf of each NEO are included in the Supplemental Table: All Other Compensation.

Supplemental Executive Retirement Plan

The objective of the Supplemental Executive Retirement Plan, or SERP, is to provide a competitive level of pay replacement upon retirement. The current pay replacement target is 75% of base salary at age 65 with 25 years of service, using the highest annual salary during the last three years of employment.

The material factors and guidelines considered in making an allocation include: (i) retirement benefits provided, both qualified and nonqualified; (ii) current compensation; (iii) length of service; and (iv) years of service to normal retirement.

The calculation takes into account the following variables: (i) base salary; (ii) years of service; (iii) age; (iv) employer portion of qualified plan savings; (v) age 65 value of any defined benefit plan; and (vi) existing nonqualified plan balances and any other retirement plans.

Several assumptions are made annually and include a base salary increase percentage, qualified and nonqualified plan contributions and investment earnings, and an annuity rate. These factors are reviewed and approved annually by the Compensation Committee in advance of calculating any awards.

To determine the annual benefit, external actuaries calculate the total lump sum retirement benefit needed at age 65 from all company retirement sources to produce an annual retirement benefit of 75% of the highest annual salary during the last three years of employment. Company retirement sources include any Company contributions to qualified benefit plans and contributions to nonqualified benefit plans. If the combination of these two sources does not yield a total retirement balance that will meet the 75% objective, then contributions may be made annually through the SERP to bring the total benefit up to the targeted level.

To illustrate, assume $10 million is needed at age 65 to produce an annual retirement benefit equal to 75% of base salary. The participant is projected to have $3 million in qualified benefit plans resulting from Company contributions at retirement and $4 million in nonqualified retirement plans resulting from Company contributions at retirement. Since the total of these two sources is $7 million, a shortfall of $3 million results. This is the amount needed to achieve the 75% pay replacement objective. This shortfall may be offset through annual contributions to the SERP.

Participation in the SERP is limited to the direct reports of the CEO and other selected executives as recommended by the CEO and approved at the discretion of the Compensation Committee. However, participation one year does not guarantee future participation. In 2023, the Compensation Committee authorized retirement allocations under the SERP to all NEOs except Messrs. Pope and Rainey. Amounts allocated to Messrs. Miller, Carre, Beckwith, and Richard are listed in the Supplemental Table: All Other Compensation and the 2023 Nonqualified Deferred Compensation table.

All of the NEOs, except Mr. Beckwith, are fully vested in their respective account balances. Balances for active and terminated participants earn interest at an annual rate of 5% and 10%, respectively.

Elective Deferral Plan

All NEOs may participate in the Halliburton Elective Deferral Plan, which was established to provide highly compensated employees with an opportunity to defer earned base salary and incentive compensation to help meet retirement and other future income needs.

Participants may elect to defer up to 75% of their annual base salary and up to 75% of their incentive compensation into the plan. Deferral elections must be made on an annual basis, including the type and timing of distribution. Plan earnings are based on

the NEO's choice of up to 12 investment options with varying degrees of risk, including the risk of loss. Investment options may be changed by the NEO daily.

In 2023, none of our NEOs participated in this plan. Messrs. Rainey and Richard have account balances from participation in the plan in prior years. Messrs. Miller, Carre, Beckwith, and Pope are not participants in the plan. Further details can be found in the 2023 Nonqualified Deferred Compensation table.

Benefit Restoration Plan

The Halliburton Company Benefit Restoration Plan provides a vehicle to restore qualified plan benefits that are reduced as a result of limitations on contributions imposed under the Internal Revenue Code (IRC) or due to participation in other plans we sponsor and to defer compensation that would otherwise be treated as excessive remuneration within the meaning of IRC Section 162(m). Awards are made annually to those who meet these criteria and earn interest at an annual rate as defined by the plan document. Awards and corresponding interest balances are 100% vested and distributed upon separation.

In accordance with the plan document, participants earn monthly interest at the Internal Revenue Service Monthly Long-Term 120% AFR rate, provided the interest rate shall be no less than 6% per annum or greater than 10% per annum. Because the 120% Monthly AFR rate was below the 6% minimum interest threshold, plan participants earned interest at an annual rate of 6% in 2023.

In 2023, all NEOs received awards under this plan in the amounts included in the Supplemental Table: All Other Compensation and the 2023 Nonqualified Deferred Compensation table.

Perquisites

We do not pay for tax gross ups for personal use of corporate aircraft, executive physical examinations, financial planning, or country club dues. We do not provide cars to our NEOs. However, a car and part-time driver is available for Mr. Miller's limited use as needed for security purposes and so that he can work while in transit to meet customers or attend business-related functions.

We provided security at the personal residences of Mr. Miller during 2023.

As a result of the recommendations provided by an independent, third-party security consultant, the Board has determined that Mr. Miller must use company aircraft for all travel. The security study also recommends that his spouse and children use company-provided aircraft.

Prior to his retirement on December 31, 2023, Mr. Rainey was an expatriate under our long-term expatriate business practice. A

differential is commonly paid to expatriates in assignment locations where the cost of goods and services is greater than the cost for the same goods and services in the expatriate's home country. Differentials are determined by AIRINC, a third-party consultant. Mr. Rainey received certain assignment allowances, including a goods and services differential and host country transportation, housing, and utilities. He also participated in our tax equalization program, which neutralizes the tax effect of the international assignment and approximates the tax obligation the expatriate would pay in his home country. Mr. Rainey had an expatriate benefit package that was commensurate with benefits offered to all other Halliburton expatriates.

Specific amounts for the only available perquisites are detailed in the Supplemental Table: All Other Compensation.

Elements of Post-Termination Compensation and Benefits

Termination events that trigger payments and benefits include normal or early retirement, cause, death, disability, and voluntary termination. Post-termination or change-in-control payments with qualifying termination may include severance, accelerated vesting of restricted stock and stock options, payments under cash-based

short- and long-term incentive plans, share vesting under the long-term incentive plan, payout of nonqualified account balances, and health benefits, among others. The impact of various events on each element of compensation for the NEOs is detailed in the Post-Termination or Change-In-Control Payment table.

Impact of Regulatory Requirements on Compensation

IRC Section 162(m) generally disallows a tax deduction to public companies for compensation paid to the CEO, CFO, or any of the three other most highly compensated officers ("covered employees") to the extent the compensation exceeds $1 million in any year. Effective for tax years beginning after December 31, 2017, Section 162(m) has been revised to eliminate the performance-based compensation exception and expand the provision to include an individual who is a covered employee for 2017 or any later tax year will continue to be a covered employee for all subsequent taxable years, including years after the death of the individual.

Although the tax deductibility of compensation is a consideration evaluated by our Compensation Committee, the Committee believes that the elimination of the deduction on compensation payable in excess of the $1 million limitation for our NEOs is not material relative to the benefit of being able to attract and retain talented management. Accordingly, our Compensation Committee will continue to pay compensation that is not deductible.

Executive Compensation Tables

Summary Compensation Table

The following tables set forth information regarding our CEO, CFO, our three other most highly compensated executive officers, and our former President – Eastern Hemisphere for the fiscal year ended December 31, 2023.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change In Pension Value and NQDC Earnings ($)	All Other Compensation ($)	Total ($)
Jeffrey A. Miller Chairman, President and Chief Executive Officer	2023	1,600,000	–	7,017,625	–	10,634,648	–	659,119	19,911,392
	2022	1,500,000	–	7,239,220	–	14,009,829	6,251	647,017	23,402,317
	2021	1,500,000	–	6,300,070	–	14,131,664	242,327	1,417,921	23,591,982
Eric J. Carre Executive Vice President and Chief Financial Officer	2023	875,000	–	1,960,093	–	3,077,718	–	412,825	6,325,636
	2022	825,000	–	2,046,769	–	3,896,349	2,844	329,499	7,100,461
	2021	800,000	–	1,710,830	–	4,417,392	90,828	608,429	7,627,479
Van H. Beckwith Executive Vice President, Secretary and Chief Legal Officer	2023	800,000	–	1,960,093	–	3,034,884	–	352,988	6,147,965
Lawrence J. Pope Executive Vice President, Administration and Chief Human Resources Officer	2023	800,000	–	1,960,093	–	3,070,634	–	129,323	5,960,050
	2022	750,000	–	2,046,769	–	3,860,548	4,581	123,494	6,785,392
Mark J. Richard President – Western Hemisphere	2023	900,000	–	2,556,249	–	3,866,122	95,351	735,714	8,153,436
	2022	850,000	–	2,555,241	–	4,870,848	1,972	714,490	8,992,551
	2021	810,000	–	2,217,592	–	5,540,776	205,693	1,321,497	10,095,558
Joe D. Rainey[1] Former President – Eastern Hemisphere	2023	910,000	–	2,556,249	–	3,926,914	172,425	2,638,026	10,203,614
	2022	910,000	–	2,555,241	–	5,002,848	5,303	1,298,957	9,772,349
	2021	910,000	–	2,258,133	–	5,760,776	541,642	2,200,075	11,670,626

(1) Mr. Rainey served as an executive officer until March 13, 2023, and retired on December 31, 2023.

Salary. The amounts in the Salary column reflect the salary earned by each NEO.

Stock Awards. The amounts in the Stock Awards column reflect the aggregate grant date fair value of the restricted stock and performance shares awarded in 2023. Each amount reflects an accounting expense and does not correspond to actual value that may be realized by a NEO in the future. Except where there is a distinction to make between the two types of awards, this proxy statement refers to both restricted stock and restricted stock units as "restricted stock." We calculate the fair value of restricted stock awards by multiplying the number of restricted shares or restricted stock units granted by the closing stock price on the grant date. For the performance shares, a Monte Carlo simulation that uses a probabilistic approach was performed by an actuary to determine grant date fair value. The NEOs may never realize any value from these performance shares and, to the extent that

they do, the amounts realized may have no correlation to the amounts reported above.

Non-Equity Incentive Plan Compensation. The Non-Equity Incentive Plan Compensation column reflects amounts earned in 2023 for the 2023 Halliburton Annual Performance Pay Plan and the award amount payable in cash for the 2021 PUP cycle.

The 2023 Halliburton Annual Performance Pay Plan amounts paid to each NEO are: $2,025,088 for Mr. Miller; $738,308 for Mr. Carre; $675,024 for Mr. Beckwith; $675,024 for Mr. Pope; $835,362 for Mr. Richard; and $844,644 for Mr. Rainey.

The 2021 PUP cycle amounts paid to each NEO are: $8,609,560 for Mr. Miller; $2,339,410 for Mr. Carre; $2,359,860 for Mr. Beckwith; $2,395,610 for Mr. Pope; $3,030,760 for Mr. Richard; and $3,082,270 for Mr. Rainey. The amounts paid to the NEOs for the 2021 PUP cycle differ from what is shown in the Grants of Plan-Based Awards in Fiscal Year 2023 table under Estimated Future Payments Under Non-Equity Incentive Plan Awards. That table indicates the potential award amounts payable in cash under the 2023 PUP cycle, which will close on December 31, 2025.

Change in Pension Value and NQDC Earnings. The amounts in the Change in Pension Value and NQDC Earnings column are attributable to the above-market earnings for various nonqualified plans. The methodology for determining what constitutes above-market earnings is the difference between the interest rate as stated in the applicable nonqualified plan document and the Internal Revenue Service Annual Long-Term 120% AFR rate as of December 31, 2023. The 120% Annual AFR rate used for determining above-market earnings in 2023 was 6.05%.

Supplemental Executive Retirement Plan Above-Market Earnings. The current interest rate for active participant accounts in the Supplemental Executive Retirement Plan is 5% as defined by the plan document. Because the 120% Annual AFR rate of 6.05% is above the interest rate earned by participants, there were no above-market earnings for the Supplemental Executive Retirement Plan for 2023.

Benefit Restoration Plan Above-Market Earnings. In accordance with the plan document, participants earn monthly interest at the Internal Revenue Service Monthly Long-Term 120% AFR rate,

provided the interest rate shall be no less than 6% per annum or greater than 10% per annum. Because the 120% Annual AFR rate of 6.05% is above the 6% interest rate earned by participants, there were no above-market earnings for the Benefit Restoration Plan for 2023.

Elective Deferral Plan Above-Market Earnings. The average NEO earnings for the balances associated with the Elective Deferral Plan were 12.54% for 2023. The above-market earnings associated with this plan equalled 6.49% (12.54% minus 6.05%) for 2023.

NEOs earned above-market earnings for their balances associated with the plan as follows: $95,351 for Mr. Richard; and $172,425 for Mr. Rainey.

The amounts shown in this column differ from the amounts shown for the Supplemental Executive Retirement Plan, the Benefit Restoration Plan, and the Elective Deferral Plan in the 2023 Nonqualified Deferred Compensation table under the Aggregate Earnings in Last Fiscal Year column because that table includes all earnings and losses, and the Summary Compensation Table shows above-market earnings only.

All Other Compensation. Detailed information for amounts included in the All Other Compensation column can be found in the Supplemental Table: All Other Compensation.

Supplemental Table: All Other Compensation

The following table details the components of the All Other Compensation column of the Summary Compensation Table for 2023.

Name	Halliburton Foundation ($)	Halliburton Giving Choices ($)	HALPAC ($)	Restricted Stock Dividends ($)	HRSP Employer Match ($)	HRSP Basic ($)	Benefit Restoration Plan ($)	SERP ($)	Expatriate ($)	All Other ($)	Total ($)
Jeffrey A. Miller	112,500	600	5,000	264,464	16,296	6,600	88,900	82,000	–	82,759	659,119
Eric J. Carre	–	800	–	71,932	16,261	6,600	38,150	198,000	–	81,082	412,825
Van H. Beckwith	46,125	500	–	67,196	15,667	6,600	32,900	184,000	–	–	352,988
Lawrence J. Pope	–	720	–	73,103	16,000	6,600	32,900	–	–	–	129,323
Mark J. Richard	45,000	480	5,000	91,234	16,500	6,600	39,900	531,000	–	–	735,714
Joe D. Rainey	–	–	–	–	16,245	6,600	40,600	–	2,574,581	–	2,638,026

Halliburton Foundation. The Halliburton Foundation allows NEOs and other employees to donate to approved universities, medical hospitals, and primary schools of their choice. In 2023, the Halliburton Foundation matched donations up to $20,500 on a 2.25 for 1 basis. Mr. Miller participated in the Halliburton Foundation's matching program for Directors, which allowed his 2023 contributions up to $50,000 to qualified organizations to be matched on a 2.25 for 1 basis.

Halliburton Giving Choices. The Halliburton Giving Choices Program allows NEOs and other employees to donate to approved not-for-profit charities of their choice. We match donations by

contributing ten cents for every dollar contributed by employees. The amounts shown represent the match amounts the program donated to charities on behalf of the NEOs in 2023.

Halliburton Political Action Committee. The Halliburton Political Action Committee, or HALPAC, allows NEOs and other eligible employees to donate to political candidates and participate in the political process. We match the NEOs' and other employees' donations to HALPAC dollar-for-dollar to a 501(c)(3) status nonprofit organization of the contributor's choice. The amounts shown represent the match amounts donated to charities on behalf of the NEOs in 2023.

Restricted Stock Dividends. This is the amount of dividends paid on restricted stock held by NEOs in 2023. Restricted stock units granted to employees do not receive dividend payments.

Retirement and Savings Plan Employer Match. This is the contribution we made on behalf of each NEO to the Halliburton Retirement and Savings Plan, our defined contribution plan. We match employee contributions up to 5% of each employee's eligible base salary up to the 401(a)(17) compensation limit of $330,000 in 2023.

Retirement and Savings Plan Basic Contribution. This is the contribution we made on behalf of each NEO to the Retirement and Savings Plan. If actively employed on December 31, 2023, or if they meet retirement eligibility requirements of the plan as of their separation date, each employee receives a contribution equal to 2% of their eligible base pay up to the 401(a)(17) compensation limit of $330,000 in 2023.

Benefit Restoration Plan. This is the award earned under the Benefit Restoration Plan in 2023 as discussed in the Benefit Restoration Plan section of Compensation Discussion and Analysis. Associated interest, awards, and beginning and ending balances for the Benefit Restoration Plan are included in the 2023 Nonqualified Deferred Compensation table.

Supplemental Executive Retirement Plan. This is the award approved under the Supplemental Executive Retirement Plan in 2023 as discussed in the Supplemental Executive Retirement Plan section of Compensation Discussion and Analysis. Associated interest, awards, and beginning and ending balances for the Supplemental Executive Retirement Plan are included in the 2023 Nonqualified Deferred Compensation table.

Expatriate Assignment. In 2023, Mr. Rainey received compensation associated with his expatriate assignment similar in type to that received by other expatriates on comparable assignments. Mr. Rainey received $61,312 for cost of living adjustment; $91,000 for mobility premium; $2,270,491 for tax equalization; $72,300 for imputed housing allowance; $41,400 for tax preparation; $13,386 for auto imputed allowance; $22,928 for vacation imputed; and $1,764 for gifts imputed.

All Other.

- *Aircraft Usage.* As a result of the recommendations provided by an independent, third-party security consultant, the Board has determined that Mr. Miller must use company aircraft for all travel. The security study also recommends that his spouse and children use company-provided aircraft. For 2023, the incremental cost to us for this personal use of our aircraft was $59,286 for Mr. Miller and $81,082 for Mr. Carre. For total compensation purposes in 2023, we valued the incremental cost of the personal use of aircraft using a method that takes into account: landing, parking, hanger, flight planning services, and dead-head costs; crew travel expenses; supplies and catering; aircraft fuel and oil expenses per hour of flight; any customs, foreign permit, and similar fees; and passenger ground transportation. NEOs are not reimbursed for the tax impact of any imputed income resulting from aircraft usage.

- *Home Security.* We provide security for residences based on risk assessments. In 2023, home security costs were $13,198 for Mr. Miller.

- *Car/Driver.* A car and part-time driver is available for Mr. Miller's limited use as needed for security purposes and so that he can work while in transit to meet customers or attend business-related functions. In 2023, the cost to us for personal use was $10,275.

Grants of Plan-Based Awards in Fiscal 2023

The following table represents amounts associated with the 2023 Performance Unit Program cycle, the 2023 Annual Performance Pay Plan, and restricted stock awards granted in 2023 to our NEOs.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Options Awards ($)[4]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Jeffrey A. Miller		883,750	3,535,000	7,070,000[1]					
		768,000	2,400,000	4,800,000[2]					
	1/3/2023				23,872	95,489	190,978[3]		3,596,116
	1/3/2023							81,848	3,082,396
Eric J. Carre		246,838	987,350	1,974,700[1]					
		280,000	875,000	1,750,000[2]					
	1/3/2023				6,668	26,671	53,342[3]		1,004,430
	1/3/2023							22,861	860,945
Van H. Beckwith		246,838	987,350	1,974,700[1]					
		256,000	800,000	1,600,000[2]					
	1/3/2023				6,668	26,671	53,342[3]		1,004,430
	1/3/2023							22,861	860,945
Lawrence J. Pope		246,838	987,350	1,974,700[1]					
		256,000	800,000	1,600,000[2]					
	1/3/2023				6,668	26,671	53,342[3]		1,004,430
	1/3/2023							22,861	860,945
Mark J. Richard		321,913	1,287,650	2,575,300[1]					
		316,800	990,000	1,980,000[2]					
	1/3/2023				8,696	34,783	69,566[3]		1,309,928
	1/3/2023							29,814	1,122,795
Joe D. Rainey		321,913	1,287,650	2,575,300[1]					
		320,320	1,001,000	2,002,000[2]					
	1/3/2023				8,696	34,783	69,566[3]		1,309,928
	1/3/2023							29,814	1,122,795

(1) Cash opportunity levels for the 2023 PUP cycle that are subject to a relative TSR modifier that can increase or decrease the incentive opportunity payout by 25%.

(2) Cash opportunity levels under the 2023 Halliburton Annual Performance Pay Plan.

(3) Share opportunity levels for the 2023 PUP cycle that are subject to a relative TSR modifier that can increase or decrease the incentive opportunity payout by 25%.

(4) With respect to restricted stock awards, this column reflects the grant date fair value of the award. With respect to equity-based incentive awards under the PUP, this column reflects the grant date fair value at target.

As indicated by footnotes (1) and (3), the cash opportunities for each NEO for the 2023 PUP cycle if the Threshold, Target, or Maximum levels are achieved are reflected under Estimated Future Payouts Under Non-Equity Incentive Plan Awards, and the share opportunities are reflected under Estimated Future Payouts Under Equity Incentive Plan Awards. The potential payouts are performance driven and completely at risk. For more information on the 2023 PUP cycle, refer to Long-term Incentives in Compensation Discussion and Analysis.

As indicated by footnote (2), the opportunities for each NEO under the 2023 Halliburton Annual Performance Pay Plan are also reflected under Estimated Future Payouts Under Non-Equity Incentive Plan Awards. The potential payouts are performance driven and completely at risk. For more information on the 2023 Halliburton Annual Performance Pay Program, refer to Short-term (Annual) Incentive in Compensation Discussion and Analysis.

All restricted stock awards are granted under the Stock and Incentive Plan. The awards listed under All Other Stock Awards: Number of Shares of Stock or Units were awarded to each NEO on the date indicated by the Compensation Committee.

The restricted stock grants awarded to the NEOs during 2023 are subject to a graded vesting schedule of 20% per year over five years. All restricted shares are priced at fair market value on the date of grant. Quarterly dividends are paid on the restricted shares at the same time and rate payable on our common stock, which was $0.16 per share during each quarter of 2023. The

shares may not be sold or transferred until fully vested. The shares remain subject to forfeiture during the restricted period in the event of the NEO's termination of employment or an unapproved early retirement.

The performance shares grants awarded to the NEOs during 2023 are subject to a three-year performance period. All performance shares are priced at fair market value on the date of grant. Quarterly dividends will not be paid during the performance period but shall be accrued and paid in cash at the time, and to the extent, the underlying shares of Company common stock are delivered.

Outstanding Equity Awards at Fiscal Year End 2023

The following table represents outstanding stock option, restricted stock, and performance share awards for our NEOs as of December 31, 2023. The market value of shares or units of stock not vested was determined by multiplying the number of unvested restricted shares at year end by the closing price of our common stock on the NYSE of $36.15 on December 29, 2023.

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock Not Vested (#)	Market Value of Shares or Units of Stock Not Vested ($)	Equity Incentive Plan Awards: # Unearned Shares Units or Other Rights Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares Units or Other Rights Not Vested ($)
Jeffrey A. Miller	12/3/2014	115,100	–	40.75	12/3/2024	–	–	–	–
	12/2/2015	99,200	–	38.95	12/2/2025	–	–	–	–
	12/7/2016	69,500	–	53.54	12/7/2026	–	–	–	–
	12/6/2017	128,500	–	43.38	12/6/2027	–	–	–	–
	12/5/2018	171,200	–	31.44	12/5/2028	–	–	–	–
	12/4/2019	–	–			33,386	1,206,904	–	–
	12/2/2020	–	–			106,560	3,852,144	–	–
	1/3/2022	–	–			106,471	3,848,927	–	–
	1/3/2022	–	–			–	–	155,271	5,613,047
	1/3/2023	–	–			81,848	2,958,805	–	–
	1/3/2023	–	–			–	–	95,489	3,451,927
TOTAL		**583,500**	**–**			**328,265**	**11,866,780**	**250,760**	**9,064,974**

Name	Grant Date	Option Awards				Stock Awards			
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock Not Vested (#)	Market Value of Shares or Units of Stock Not Vested ($)	Equity Incentive Plan Awards: # Unearned Shares Units or Other Rights Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares Units or Other Rights Not Vested ($)
Eric J. Carre	1/2/2014	8,300	–	50.01	1/2/2024	–	–	–	–
	1/2/2015	24,750	–	39.49	1/2/2025	–	–	–	–
	1/4/2016	9,534	–	34.48	1/4/2026	–	–	–	–
	12/7/2016	30,100	–	53.54	12/7/2026	–	–	–	–
	12/6/2017	34,425	–	43.38	12/6/2027	–	–	–	–
	12/5/2018	50,100	–	31.44	12/5/2028	–	–	–	–
	12/4/2019	–	–			7,900	285,585	–	–
	12/2/2020	–	–			28,920	1,045,458	–	–
	1/3/2022	–	–			30,103	1,088,224	–	–
	1/3/2022	–	–			–	–	43,900	1,586,985
	1/3/2023	–	–			22,861	826,425	–	–
	1/3/2023	–	–			–	–	26,671	964,157
TOTAL		**157,209**	**–**			**89,784**	**3,245,692**	**70,571**	**2,551,142**
Van H. Beckwith	1/15/2020	54,348	–	23.57	1/15/2030	–	–	–	–
	1/15/2020	–	–			11,879	429,426	–	–
	12/2/2020	–	–			29,200	1,055,580	–	–
	1/3/2022	–	–			30,103	1,088,223	–	–
	1/3/2022	–	–			–	–	43,900	1,586,985
	1/3/2023	–	–			22,861	826,425	–	–
	1/3/2023	–	–			–	–	26,671	964,157
TOTAL		**54,348**	**–**			**94,043**	**3,399,654**	**70,571**	**2,551,142**
Lawrence J. Pope	12/3/2014	47,400	–	40.75	12/3/2024	–	–	–	–
	12/2/2015	44,500	–	38.95	12/2/2025	–	–	–	–
	12/7/2016	30,500	–	53.54	12/7/2026	–	–	–	–
	12/6/2017	34,300	–	43.38	12/6/2027	–	–	–	–
	12/5/2018	51,100	–	31.44	12/5/2028	–	–	–	–
	12/4/2019	–	–			8,280	299,322	–	–
	12/2/2020	–	–			29,680	1,072,932	–	–
	1/3/2022	–	–			30,103	1,088,224	–	–
	1/3/2022	–	–			–	–	43,900	1,586,985
	1/3/2023	–	–			22,861	826,425	–	–
	1/3/2023	–	–			–	–	26,671	964,157
TOTAL		**207,800**	**–**			**90,924**	**3,286,903**	**70,571**	**2,551,142**

Name	Grant Date	Option Awards				Stock Awards			
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock Not Vested (#)	Market Value of Shares or Units of Stock Not Vested ($)	Equity Incentive Plan Awards: # Unearned Shares Units or Other Rights Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares Units or Other Rights Not Vested ($)
Mark J. Richard	1/2/2014	7,900	–	50.01	1/2/2024	–	–	–	–
	1/2/2015	14,807	–	39.49	1/2/2025	–	–	–	–
	1/4/2016	28,604	–	34.48	1/4/2026	–	–	–	–
	1/3/2017	17,119	–	55.68	1/3/2027	–	–	–	–
	1/2/2018	24,019	–	49.61	1/2/2028	–	–	–	–
	12/20/2018	43,924	–	27.14	12/20/2028	–	–	–	–
	12/4/2019	–	–			10,520	380,298	–	–
	12/2/2020	–	–			37,520	1,356,348	–	–
	1/3/2022	–	–			37,581	1,358,553	–	–
	1/3/2022	–	–			–	–	54,806	1,981,237
	1/3/2023	–	–			29,814	1,077,776	–	–
	1/3/2023	–	–			–	–	34,783	1,257,405
TOTAL		**136,373**	**–**			**115,435**	**4,172,975**	**89,589**	**3,238,642**
Joe D. Rainey[1]	12/3/2014	59,500	–	40.75	12/3/2024	–	–	–	–
	12/2/2015	58,700	–	38.95	12/2/2025	–	–	–	–
	12/7/2016	40,100	–	53.54	12/7/2026	–	–	–	–
	12/6/2017	45,900	–	43.38	12/6/2027	–	–	–	–
	12/5/2018	66,800	–	31.44	12/5/2028	–	–	–	–
	1/3/2022	–	–			–	–	54,806	1,981,237
	1/3/2023	–	–			–	–	34,783	1,257,405
TOTAL		**271,000**	**–**			**–**	**–**	**89,589**	**3,238,642**

(1) As a result of his retirement, Mr. Rainey's restricted stock units were vested and his outstanding options maintained their original vesting schedules and expiration dates.

Stock options. The awards vest annually in equal amounts over three-year vesting schedules.

Restricted stock. The awards vest in equal amounts over each grant's five-year vesting schedule.

Performance shares. The awards are subject to a three-year performance period.

2023 Option Exercises and Stock Vested

The following table represents stock options exercised and restricted stock and performance shares that vested during fiscal year 2023 for our NEOs.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Jeffrey A. Miller	–	–	754,845	27,455,282
Eric J. Carre	–	–	204,526	7,438,226
Van H. Beckwith	–	–	325,746	12,677,120
Lawrence J. Pope	–	–	209,606	7,622,946
Mark J. Richard	–	–	265,456	9,663,152
Joe D. Rainey	–	–	385,711[1]	14,001,671

(1) Includes 116,115 shares that vested upon Mr. Rainey's retirement.

The value realized for vested restricted stock awards was determined by multiplying the fair market value of the shares (closing price of our common stock on the NYSE on the vesting date) by the number of shares that vested. Restricted shares vested on various dates throughout the year. The value listed represents the aggregate value of all shares that vested for each NEO in 2023.

The value realized for vested performance shares awards was determined by multiplying the fair market value of the shares (closing price of our common stock on the NYSE on December 29, 2023) by the number of shares that vested.

2023 Nonqualified Deferred Compensation

The 2023 Nonqualified Deferred Compensation table reflects balances in our nonqualified plans as of January 1, 2023, contributions made by the NEO and us during 2023, earnings (the net of the gains and losses on funds, as applicable), distributions, and the ending balance as of December 31, 2023. The plans are described in Compensation Discussion and Analysis.

Name	Plan	01/01/23 Balance ($)	Executive Contributions In Last Fiscal Year ($)	Registrant Contributions In Last Fiscal Year ($)	Aggregate Earnings In Last Fiscal Year ($)	Aggregate Distributions ($)	Aggregate Balance At Last Fiscal Year End ($)
Jeffrey A. Miller	SERP	10,017,343	–	82,000	512,431	–	10,611,774
	Benefit Restoration	935,329	–	88,900	56,324	–	1,080,553
	TOTAL	**10,952,672**	**–**	**170,900**	**568,755**	**–**	**11,692,327**
Eric J. Carre	SERP	3,989,815	–	198,000	204,049	–	4,391,864
	Benefit Restoration	423,829	–	38,150	25,481	–	487,460
	TOTAL	**4,413,644**	**–**	**236,150**	**229,530**	**–**	**4,879,324**
Van H. Beckwith	SERP	839,532	–	184,000	42,893	–	1,066,425
	Benefit Restoration	82,063	–	32,900	4,931	–	119,894
	TOTAL	**921,595**	**–**	**216,900**	**47,824**	**–**	**1,186,319**
Lawrence J. Pope	SERP	3,759,362	–	–	192,320	–	3,951,682
	Benefit Restoration	654,646	–	32,900	39,361	–	726,907
	TOTAL	**4,414,008**	**–**	**32,900**	**231,681**	**–**	**4,678,589**

Name	Plan	01/01/23 Balance ($)	Executive Contributions In Last Fiscal Year ($)	Registrant Contributions In Last Fiscal Year ($)	Aggregate Earnings In Last Fiscal Year ($)	Aggregate Distributions ($)	Aggregate Balance At Last Fiscal Year End ($)
Mark J. Richard	SERP	4,423,430	–	531,000	226,141	–	5,180,571
	Benefit Restoration	306,970	–	39,900	18,454	–	365,324
	Elective Deferral	1,010,124	–	–	156,463	242,257	924,330
	TOTAL	**5,740,524**	**–**	**570,900**	**401,058**	**242,257**	**6,470,225**
Joe D. Rainey	SERP	8,752,114	–	–	447,737	–	9,199,851
	Benefit Restoration	764,225	–	40,600	45,949	–	850,774
	Elective Deferral	4,877,965	–	–	467,541	–	5,345,506
	TOTAL	**14,394,304**	**–**	**40,600**	**961,227**	**–**	**15,396,131**

Employment Contracts and Change-in-Control Arrangements

Employment Contracts

All of our NEOs have employment agreements with us that contain substantial non-compete and non-solicitation provisions post separation.

The employment agreements provide that if the agreement is terminated by the employee for good reason or by death, disability, or retirement or his employment is terminated by the Company for any reason other than cause or a fiduciary violation, all restrictions on restricted stock and units will lapse. In addition,

in the case of a termination by the employee for good reason or termination by the Company for any reason other than cause or a fiduciary violation, the employee will receive a lump sum cash payment equal to two years of his base salary then in effect.

Mr. Rainey retired on December 31, 2023. In accordance with his employment agreement, his participation continues for the 2022 and 2023 PUP cycles and all restrictions on his restricted stock units lapsed.

Change-in-Control Arrangements

We do not maintain individual change-in-control agreements or provide for excise tax gross-ups on any payments associated with a change-in-control. Some of our compensation plans, however, contain change-in-control provisions, which could result in payment of specific benefits.

Under the Stock and Incentive Plan, in the event of a change-in-control, awards are subject to double-trigger vesting, such that, if a participant is terminated due to involuntary termination without cause, death, disability, good reason (as defined in an employment agreement, or a similar constructive termination event, in each case, only if a severance benefit is payable upon termination of employment due to such event pursuant to an employment agreement), or other event as specified in the participant's award document within the period beginning on the date of the public announcement of a transaction that, if consummated, would constitute a corporate change and ending on the date that is the earlier of the announcement of the termination of the proposed transaction or two years after the consummation of the transaction (a Qualifying Termination), the following will occur automatically:

- any outstanding options and stock appreciation rights shall become immediately vested and fully exercisable for the full term thereof;

- any restrictions on restricted stock awards shall immediately lapse;
- all performance measures upon which an outstanding performance award is contingent are deemed achieved and the holder shall receive a payment equal to the target amount of the award he or she would have been entitled to receive; and
- any outstanding cash awards, including stock value equivalent awards, immediately vest and are paid based on the vested value of the award.

Under the Annual Performance Pay Plan:

- in the event of a change-in-control during a plan year, a participant experiencing a Qualifying Termination will be entitled to payment equal to the target amount of the award he or she would have been entitled to receive, without proration; and
- in the event of a change-in-control after the end of a plan year but before the payment date, a participant will be entitled to an immediate cash payment equal to the incentive earned for the plan year.

Under the Performance Unit Program:

- in the event of a change-in-control during a performance cycle, a participant experiencing a Qualifying Termination will be entitled to both a payment equal to the target amount of the cash award he or she would have been entitled to receive and the vesting of the target amount of performance shares awarded, without proration; and

- in the event of a change-in-control after the end of a performance cycle but before the payment date, a participant will be entitled to an immediate payment equal to the cash award earned and the vesting of performance shares earned for that performance cycle.

Under the Employee Stock Purchase Plan, in the event of a change-in-control, unless the successor corporation assumes or substitutes new stock purchase rights:

- the purchase date for the outstanding stock purchase rights will be accelerated to a date fixed by the Compensation Committee prior to the effective date of the change-in-control; and

- upon such effective date, any unexercised stock purchase rights will expire and we will refund to each participant the amount of his or her payroll deductions made for purposes of the Employee Stock Purchase Plan that have not yet been used to purchase stock.

Post-Termination or Change-in-Control Payments

The following tables and narratives represent the impact of certain termination events or a change-in-control on each element of compensation for NEOs as of December 31, 2023. Mr. Rainey is not included in the table because he retired on December 31, 2023.

							Termination Event	
Name	Payments	Resignation ($)	Early Retirement w/o Approval ($)	Early Retirement w/Approval ($)	Normal Retirement ($)	Term for Cause ($)	Term w/o Cause ($)	Change-in-Control w/ Qualifying Termination ($)
Jeffrey A. Miller	Severance	–	–	–	–	–	3,200,000	3,200,000
	Annual Perf. Pay Plan	–	–	–	–	–	–	–
	Restricted Stock	–	–	11,866,780	11,866,780	–	11,866,780	11,866,780
	Stock Options	–	–	–	–	–	–	–
	Performance Cash	–	–	8,817,666	8,817,666	–	–	7,058,100
	Performance Shares	–	–	12,231,678	12,231,678	–	–	9,064,974
	Nonqualified Plans	11,692,327	11,692,327	11,692,327	11,692,327	11,692,327	11,692,327	11,692,327
	Health Benefits	–	12,000	12,000	–	–	–	–
	TOTAL	**11,692,237**	**11,704,327**	**44,620,451**	**44,608,451**	**11,692,327**	**26,759,107**	**42,882,181**
Eric J. Carre	Severance	–	–	–	–	–	1,750,000	1,750,000
	Annual Perf. Pay Plan	–	–	–	–	–	–	–
	Restricted Stock	–	–	3,245,692	3,245,692	–	3,245,692	3,245,692
	Stock Options	–	–	–	–	–	–	–
	Performance Cash	–	–	2,482,959	2,482,959	–	–	1,983,450
	Performance Shares	–	–	2,966,361	2,966,361	–	–	2,551,142
	Nonqualified Plans	4,879,325	4,879,325	4,879,325	4,879,325	4,879,325	4,879,325	4,879,325
	Health Benefits	–	–	–	–	–	–	–
	TOTAL	**4,879,325**	**4,879,325**	**13,574,337**	**13,574,337**	**4,879,325**	**9,875,017**	**14,409,609**
Van H. Beckwith	Severance	–	–	–	–	–	1,600,000	1,600,000
	Annual Perf. Pay Plan	–	–	–	–	–	–	–
	Restricted Stock	–	–	3,399,654	3,399,654	–	3,399,654	3,399,654
	Stock Options	–	–	–	–	–	–	–
	Performance Cash	–	–	2,482,959	2,482,959	–	–	1,983,450
	Performance Shares	–	–	2,966,361	2,966,361	–	–	2,551,142
	Nonqualified Plans	119,894	119,894	119,894	119,894	119,894	119,894	119,894
	Health Benefits	–	–	–	–	–	–	–
	TOTAL	**119,894**	**119,894**	**8,968,868**	**8,968,868**	**119,894**	**5,119,548**	**9,654,140**

					Termination Event			
Name	Payments	Resignation ($)	Early Retirement w/o Approval ($)	Early Retirement w/Approval ($)	Normal Retirement ($)	Term for Cause ($)	Term w/o Cause ($)	Change-in-Control w/ Qualifying Termination ($)
Lawrence J. Pope	Severance	–	–	–	–	–	1,600,000	1,600,000
	Annual Perf. Pay Plan	–	–	–	–	–	–	–
	Restricted Stock	–	–	3,286,903	3,286,903	–	3,286,903	3,286,903
	Stock Options	–	–	–	–	–	–	–
	Performance Cash	–	–	2,482,959	2,482,959	–	–	1,983,450
	Performance Shares	–	–	2,966,361	2,966,361	–	–	2,551,142
	Nonqualified Plans	4,678,589	4,678,589	4,678,589	4,678,589	4,678,589	4,678,589	4,678,589
	Health Benefits	–	–	–	–	–	–	–
	TOTAL	**4,678,589**	**4,678,589**	**13,414,812**	**13,414,812**	**4,678,589**	**9,565,492**	**14,100,084**
Mark J. Richard	Severance	–	–	–	–	–	1,800,000	1,800,000
	Annual Perf. Pay Plan	–	–	–	–	–	–	–
	Restricted Stock	–	–	4,172,975	4,172,975	–	4,172,975	4,172,975
	Stock Options	–	–	–	–	–	–	–
	Performance Cash	–	–	3,145,625	3,145,625	–	–	2,531,200
	Performance Shares	–	–	3,721,173	3,721,173	–	–	3,238,642
	Nonqualified Plans	6,470,223	6,470,223	6,470,223	6,470,223	6,470,223	6,470,223	6,470,223
	Health Benefits	–	12,000	12,000	–	–	–	–
	TOTAL	**6,470,223**	**6,482,223**	**17,521,996**	**17,509,996**	**6,470,223**	**12,443,198**	**18,213,040**

Resignation. Resignation is defined as leaving employment with us voluntarily, without having attained early or normal retirement status (see the applicable sections below for information on what constitutes these statuses). Upon resignation, the following actions will occur for the NEO's various elements of compensation:

● *Severance Pay.* No severance would be paid to the NEO.

● *Annual Performance Pay Plan.* No payment would be made to the NEO under the Performance Pay Plan.

● *Restricted Stock.* Any restricted stock holdings would be forfeited upon the date of resignation. Restricted stock holdings information can be found in the Outstanding Equity Awards at Fiscal Year End 2023 table.

● *Stock Options.* The NEO must exercise outstanding, vested options within 90 days after the NEO's resignation or the options will be forfeited as per the terms of the stock option agreements. Any unvested stock options would be forfeited. Stock option information can be found in the Outstanding Equity Awards at Fiscal Year End 2023 table.

● *Performance Cash.* The NEO would not be eligible to receive payments under the Performance Unit Program.

● *Performance Shares.* The NEO would not be eligible to receive performance shares under the Performance Unit Program.

● *Nonqualified Plans.* The NEO is entitled to any vested benefits under the applicable nonqualified plans as shown in the 2023 Nonqualified Deferred Compensation table. Payments from the Supplemental Executive Retirement Plan and Benefit Restoration Plan are paid out of an irrevocable grantor trust. The principal and income of the trust are treated as our assets and income for federal income tax purposes and are subject to the claims of our general creditors to the extent provided in the plan. The Elective Deferral Plan is unfunded and we make payments from our general assets. Payments from these plans may be paid in a lump sum or in annual installments for a maximum ten-year period.

● *Health Benefits.* The NEO is not eligible for the $12,000 credit to assist in paying for retiree medical costs.

Early Retirement. A NEO becomes eligible for early retirement when the NEO has attained age 55 with ten years of service or when the NEO's age and years of service equals 70 points. Eligibility for early retirement does not guarantee retention of stock awards (lapse of forfeiture restrictions on restricted stock and ability to exercise outstanding options for the remainder of the stated term) or the pro rata distribution of performance awards, if earned. Early retirement eligibility is a condition that must be met before the Compensation Committee will consider retention of stock awards and pro rata participation in performance awards upon separation from employment. For example, if a NEO is eligible for early retirement but is leaving us to go to work for a competitor, then the NEO's stock awards would not be considered for retention.

Early Retirement (Without Approval). The impact on the NEO's various elements of compensation is the same as described under Resignation except as follows:

● *Health Benefits.* A NEO who was age 40 or older as of December 31, 2004, and qualifies for early retirement under our health and welfare plans, which require that the NEO has attained age 55 with ten years of service or that the NEO's age and years of service equals 70 points with a minimum of ten years of service, is eligible for a $12,000 credit toward retiree medical costs incurred prior to age 65. The credit is only applicable if the NEO chooses Halliburton retiree medical coverage. This benefit is amortized as a monthly credit applied to the cost of retiree medical coverage based on the number of months from the time of early retirement to age 65. For example, if a NEO is 10 years or 120 months away from age 65 at the time of the NEO's early retirement, the NEO will receive a monthly credit in the amount of $100 ($12,000/120 months). Should the NEO choose not to elect coverage with Halliburton after the NEO's separation, the NEO would not receive any cash in lieu of the credit.

Early Retirement (With Approval). The following actions will occur for the NEO's various elements of compensation:

- *Severance Pay.* No severance would be paid to the NEO.
- *Annual Performance Pay Plan.* If the NEO retires prior to the end of the plan year for any reason other than death or disability, he would forfeit any payment due under the plan, unless the Compensation Committee determines that the payment should be prorated for the partial plan year.
- *Restricted Stock.* Any stock holdings restrictions would lapse upon the date of retirement. Restricted stock holdings information can be found in the Outstanding Equity Awards at Fiscal Year End 2023 table.
- *Stock Options.* The NEO will be granted retention of the NEO's option awards. The unvested awards will continue to vest per the vesting schedule outlined in the NEO stock option agreements and any vested options will not expire until 10 years from the grant award date. Stock option information can be found in the Outstanding Equity Awards at Fiscal Year End 2023 table.
- *Performance Cash.* The NEO will participate on a prorated basis for any PUP cycles that have not been completed at the time of the NEO's retirement. These payments, if earned, are paid out and the NEO would receive payments at the same time as other participants, which is usually no later than March of the year following the close of the cycle.
- *Performance Shares.* The NEO will participate on a prorated basis for any PUP cycles that have not been completed at the time of the NEO's retirement. The shares, if earned, are vested and the NEO would receive the performance shares at the same time as other participants, which is usually no later than March of the year following the close of the cycle.
- *Nonqualified Plans.* The NEO is entitled to any vested benefits under the applicable nonqualified plans as shown in the 2023 Nonqualified Deferred Compensation table. Refer above to Resignation for more information on Nonqualified Plans.
- *Health Benefits.* Same as described under Early Retirement (Without Approval).

Normal Retirement. A NEO would be eligible for normal retirement should the NEO cease employment at age 65 or later. The impact on the NEO's various elements of compensation is the same as described under Early Retirement (With Approval) except as follows:

- *Health Benefits.* The NEO is not eligible for the $12,000 credit to assist in paying for retiree medical costs.

Termination (For Cause). Should we terminate a NEO for cause, such as violating our Code of Business Conduct, the impact on the NEO's various elements of compensation is the same as described under Resignation.

Termination (Without Cause). Should we terminate a NEO without cause, such as termination at our convenience, then the provisions of the NEO's employment agreement related to severance payments and lapsing of stock restrictions would apply. Payments for these items are conditioned on a release agreement being executed by the NEO. The impact on the NEO's various elements of compensation is the same as described under Normal Retirement except as follows:

- *Severance Pay.* Severance is paid according to terms of the applicable employment agreement. Each NEO would receive severance in the amount of two times base salary at the time of termination.
- *Performance Cash.* No payment would be paid to the NEO under the Performance Unit Program.
- *Performance Shares.* No performance shares would be vested under the Performance Unit Program.

Change-in-Control with Qualifying Termination. Should we terminate a NEO in a Qualifying Termination as part of a change-in-control, then the provisions of the NEO's employment agreement related to severance payments and lapsing of stock restrictions would apply. Payments for these items are conditioned on a release agreement being executed by the NEO. The impact on the NEO's various elements of compensation is the same as described under Termination (Without Cause) except as follows:

- *Annual Performance Pay Plan.* A NEO experiencing a Qualifying Termination will be entitled to a payment equal to the target amount of the award the NEO would have been entitled to receive, without proration. Assuming the change-in-control occurred on the last business day of the year, no additional amounts under the plan would be paid. The actual amounts paid for 2023 are reflected in the Summary Compensation Table and described in the Non-Equity Incentive Plan Compensation narrative to that table. If a Qualifying Termination occurred on any other date, a NEO would receive the target amount of the award, as shown in the Grants of Plan-Based Awards in Fiscal 2023 table.
- *Restricted Stock.* Restricted shares granted under the Stock and Incentive Plan vest in the event of a Qualifying Termination. Restricted stock holdings information can be found in the Outstanding Equity Awards at Fiscal Year End 2023 table.

- *Performance Cash.* A NEO experiencing a Qualifying Termination will be entitled to a payment equal to the target amount of the award the NEO would have been entitled to receive, without proration. Assuming the change-in-control occurred on the last business day of the year, no additional amounts under the PUP plan would be paid for the 2021 PUP cycle. The actual amounts paid for that cycle are reflected in the Summary Compensation Table and described in the Non-Equity Incentive Plan Compensation narrative to that table. The Post-Termination or Change-in-Control Payments table reflects the target award amounts that would be paid for the 2022 and 2023 PUP cycles.

- *Performance Shares.* A NEO experiencing a Qualifying Termination will be entitled to share vesting equal to the target amount of the award the NEO would have been entitled to receive, without proration. Assuming the change-in-control occurred on the last business day of the year, no additonal shares would vest under the PUP plan for the 2021 PUP cycle. The actual shares that vested for that cycle are reflected in a Form 4 filed by each NEO. The table reflects the target award shares that would vest, valued at the closing price of our common stock on the NYSE on December 29, 2023, for the 2022 and 2023 PUP cycles.

A change-in-control without a Qualifying Termination has no effect on NEO compensation.

Equity Compensation Plan Information

The following table provides certain information, as of December 31, 2023, with respect to our equity compensation plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	14,282,601	$ 45.47	39,052,395
Equity compensation plans not approved by security holders	—	—	—
TOTAL	**14,282,601**	**$ 45.47**	**39,052,395**

Pay Versus Performance

In accordance with rules adopted by the SEC pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, we provide the following disclosure regarding executive compensation for our principal executive officer (PEO) and Non-PEO NEOs and Company performance for the fiscal years listed below. The Compensation Committee did not consider the pay versus performance disclosure below in making its pay decisions for any of the years shown.

Year	Summary Compensation Table Total for Jeffrey A. Miller[1] ($)	Compensation Actually Paid to Jeffrey A. Miller[1,2,3] ($)	Average Summary Compensation Table Total for Non-PEO NEOs[1] ($)	Average Compensation Actually Paid to Non-PEO NEOs[1,2,3] ($)	Value of Initial Fixed $100 Investment based on:[4] TSR ($)	Peer Group TSR ($)	Net Income ($ Millions)	ROCE[5]
2023	19,911,392	20,834,868	7,358,140	7,347,798	156.92	115.10	2,662	18.1%
2022	23,402,317	64,585,671	8,040,278	19,847,918	167.76	112.94	1,595	12.3%
2021	23,591,982	33,778,483	9,206,791	12,042,514	96.13	69.94	1,468	13.4%
2020	22,319,385	19,510,665	7,649,701	6,933,420	78.80	57.92	(2,942)	(13.7%)

(1) Jeffrey A. Miller was our PEO for each year presented. The individuals comprising the Non-PEO named executive officers for each year presented are listed below.

2020	2021	2022	2023
Eric J. Carre	Eric J. Carre	Eric J. Carre	Eric J. Carre
Lance Loeffler	Lance Loeffler	Lance Loeffler	Lawrence J. Pope
Joe D. Rainey	Joe D. Rainey	Lawrence J. Pope	Joe D. Rainey
Mark J. Richard	Mark J. Richard	Joe D. Rainey	Mark J. Richard
		Mark J. Richard	Van H. Beckwith

(2) The amounts shown for Compensation Actually Paid have been calculated in accordance with Item 402(v) of Regulation S-K and do not reflect compensation actually earned, realized, or received by the Company's NEOs. These amounts reflect the Summary Compensation Table Total with certain adjustments as described in footnote 3 below.

(3) Compensation Actually Paid reflects the exclusions and inclusions of certain amounts for the PEO and the Non-PEO NEOs as set forth below. Equity values are calculated using valuation methodology that is consistent with the equity awards that we accounted for under FASB ASC Topic 718. Amounts in the Exclusion of Stock Awards column are the amounts from the Stock Awards column set forth in the Summary Compensation Table.

Year	Summary Compensation Table Total for Jeffrey A. Miller ($)	Exclusion of Stock Awards for Jeffrey A. Miller ($)	Inclusion of Equity Values for Jeffrey A. Miller ($)	Compensation Actually Paid to Jeffrey A. Miller ($)
2023	19,911,392	(7,017,625)	7,941,101	20,834,868

Year	Average Summary Compensation Table Total for Non-PEO NEOs ($)	Average Exclusion of Stock Awards for Non-PEO NEOs ($)	Average Inclusion of Equity Values for Non-PEO NEOs ($)	Average Compensation Actually Paid to Non-PEO NEOs ($)
2023	7,358,140	(2,198,555)	2,188,213	7,347,798

The amounts in the Inclusion of Equity Values in the tables above are derived from the amounts set forth in the following tables:

Year	Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for Jeffrey A. Miller ($)	Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for Jeffrey A. Miller ($)	Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year for Jeffrey A. Miller ($)	Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for Jeffrey A. Miller ($)	Total - Inclusion of Equity Values for Jeffrey A. Miller ($)
2023	7,420,687	4,652,994	—	(4,132,580)	7,941,101

Year	Average Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for Non-PEO NEOs ($)	Average Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for Non-PEO NEOs ($)	Average Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year for Non-PEO NEOs ($)	Average Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for Non-PEO NEOs ($)	Total - Average Inclusion of Equity Values for Non-PEO NEOs ($)
2023	1,685,079	1,504,628	215,555	(1,217,049)	2,188,213

(4) The Peer Group TSR set forth in this table utilizes the Oil Service Index (OSX), which we also utilize in the stock performance graph required by Item 201(e) of Regulation S-K included in our Annual Report for the year ended December 31, 2023. The comparison assumes $100 was invested for the period starting December 31, 2019, through the end of the listed year in the Company and in the OSX, respectively. Historical stock performance is not necessarily indicative of future stock performance.

(5) We determined Return on Capital Employed (ROCE) to be the most important financial performance measure used to link Company performance to Compensation Actually Paid to our PEO and Non-PEO NEOs in 2023, as we did in 2022. More information on ROCE can be found in the Long-Term Incentives section of Compensation Discussion and Analysis. This performance measure may not have been the most important financial performance measure for years 2021 and 2020, and we may determine a different financial performance measure to be the most important financial performance measure in future years.

Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Company Total Shareholder Return (TSR)

The following chart sets forth the relationship between Compensation Actually Paid to our PEO, the average of Compensation Actually Paid to our Non-PEO NEOs, and the Company's cumulative TSR over the four most recently completed fiscal years.



PEO and Average Non-PEO NEO Compensation Actually Paid Versus TSR

Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Net Income

The following chart sets forth the relationship between Compensation Actually Paid to our PEO, the average of Compensation Actually Paid to our Non-PEO NEOs, and our Net Income during the four most recently completed fiscal years.



**PEO and Average Non-PEO NEO Compensation Actually Paid
Versus Net Income**

Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and ROCE

The following chart sets forth the relationship between Compensation Actually Paid to our PEO, the average of Compensation Actually Paid to our Non-PEO NEOs, and our ROCE during the four most recently completed fiscal years.



Relationship Between Company TSR and Peer Group TSR

The following chart compares our cumulative TSR over the four most recently completed fiscal years to that of the Oil Service Index (OSX) over the same period.



Comparison of Cumulative TSR of Halliburton Company and Oil Service Index (OSX)

Tabular List of Most Important Financial Performance Measures

The following table presents the financial performance measures that the Company considers to have been the most important in linking Compensation Actually Paid to our PEO and other NEOs for 2023 to Company performance. The measures in this table are not ranked.

Most Important Financial Performance Measures
Return on Capital Employed
Net Operating Profit After Taxes
Asset Turns
Relative Total Shareholder Return

CEO Pay Ratio

For 2023, the annual total compensation of our CEO was 228 times the median of the annual total compensation of all employees, based on annual total compensation of $19,928,185 for the CEO and $87,310 for the median employee.

This disclosure is based on an October 1, 2023, employee population of 47,429, of which 15,222 were U.S. employees and 32,207 were non-U.S. employees. We excluded from this employee population 2,289 non-U.S. employees from 43 countries as the total number of employees from these non-U.S. jurisdictions was less than 5% of our total employee population. After applying the exclusion, the total employee population was 45,140.

Non-U.S. Employee Country Exclusions

Country	Headcount	Country	Headcount	Country	Headcount	Country	Headcount
Albania	6	Ecuador	488	Kazakhstan	186	South Africa	1
Austria	8	Equatorial Guinea	6	Kenya	2	South Korea	2
Bangladesh	30	Georgia	1	Netherlands	82	Spain	23
Belgium	1	Germany	47	New Zealand	77	Suriname	29
Bolivia	123	Ghana	103	Panama	71	Switzerland	1
Bulgaria	1	Guyana	132	Papua New Guinea	57	Tanzania	1
Cameroon	73	Hungary	3	Peru	1	Trinidad and Tobago	89
Chile	33	Israel	4	Philippines	7	Uganda	1
Congo	91	Italy	150	Poland	32	Ukraine	9
Cyprus	1	Ivory Coast	13	Romania	134	Vietnam	57
Denmark	30	Japan	16	Senegal	67		

The median employee was identified using base pay, overtime pay, bonuses, allowances, and premiums. We used the total gross wages of all employees as of our determination date of October 1, 2023, as a reasonable estimate of the median total gross wages for the employee population and identified all employees within 1% of the median total gross wages. From this group we selected an employee as a reasonable representative of our median employee. Annual total compensation for both the CEO and the median employee was calculated in accordance with Item 402(c)(2)(x) of Regulation S-K.

The annual total compensation for our CEO includes both the amount reported in the "Total" column of our 2024 Summary Compensation Table, $19,911,392, and the estimated value of our CEO's health and welfare benefits, $16,793. Due to the flexibility afforded in calculating the CEO pay ratio, the ratio may not be comparable to CEO pay ratios presented by other companies.

Proposal No. 4   Approval to Amend and Restate the Halliburton Company Stock and Incentive Plan

Introduction

The Halliburton Company Stock and Incentive Plan was last approved by shareholders at the 2021 Annual Meeting and reserved 36,238,519 shares for issuance thereunder.

The proposed amendment and restatement of the Stock and Incentive Plan (Plan) replenishes the pool of shares of Halliburton common stock available for issuance under the Stock and Incentive Plan by adding 20,000,000 shares. The Stock and Incentive Plan is the only active plan used to grant awards of the types described in this proposal.

Our Board is requesting that shareholders approve the amendment and restatement of the Stock and Incentive Plan which amendment and restatement was adopted by the Board on February 13, 2024, subject to shareholder approval.

General

In order to give Halliburton the flexibility to responsibly address its future equity compensation needs, Halliburton is requesting that shareholders approve the amendment and restatement which adds 20,000,000 shares to the Plan.

The Plan contains the following important features:

- All awards under the Plan, with the exception of 5% of shares available for awards, are established with a one-year minimum vesting period;
- The Plan contains a prohibition against "liberal share counting" or "liberal share recycling" with respect to shares available for awards under the Plan;
- The Plan provides that all shares available for award are available for awards of incentive stock options;
- Repricing of stock options and stock appreciation rights is prohibited unless prior shareholder approval is obtained;
- Stock options and stock appreciation rights must be granted with an exercise price that is not less than 100% of the fair market value on the date of grant;
- The ability to automatically receive replacement stock options when a stock option is exercised with previously acquired shares of Halliburton common stock, or so-called "stock option reloading", is not permitted;

- In any single calendar year, the value of awards granted under the Plan when added to any cash or other compensation paid to a non-management Director outside of the Plan may not exceed $750,000;
- Awards are subject to clawback, recovery, or recoupment by Halliburton under any clawback or recoupment policy adopted by Halliburton, whether before or after the date of grant of the Award; and
- Awards are subject to "double-trigger" change of control vesting provisions.

The 20,000,000 shares to be added under the Plan pursuant to the amendment and restatement of the Plan, in combination with the remaining authorized shares and shares added back into the Plan from forfeitures, are expected to satisfy Halliburton's equity compensation needs through the 2026 Annual Meeting of Shareholders. This being the case, if the amendment and restatement is approved, Halliburton anticipates seeking the authorization of additional shares under the Plan in 2026.

Share Reserve (adjusted for 1997 and 2006 stock splits where applicable)

Shares authorized under the Plan	264,024,680
Shares granted (less available cancellations and shares expired) from 1993 through March 1, 2024 from the Plan[1]	256,765,335
Remaining shares available for grant as of March 1, 2024	**7,259,345**
Additional shares being requested under the amendment and restatement of the Plan	20,000,000
Total shares available for grant under the amended and restated Plan	**27,259,345**

(1) As of March 1, 2024 Halliburton had total outstanding awards of 13,900,232 options with a weighted average exercise price of $45.37 and a weighted average life of 2.63 years, and 20,383,366 full value awards.

If the amendment and restatement of the Plan is approved by shareholders, the aggregate number of shares of Halliburton common stock that will be available for issuance under the Plan would increase to 27,259,345 shares, based on the estimates set forth above, all of which shall be available for awards of incentive stock options. Each share issued as restricted stock (or pursuant to the vesting of a stock unit or a performance share award) will count as the issuance of 1.60 shares reserved under the Plan, while each share granted as a stock option or stock appreciation right will count as the issuance of 1.0 share reserved under the Plan. If awards granted under the Plan are forfeited or terminate before being exercised, then the shares underlying those awards will again become available for awards under the Plan.

The Plan does not provide for "liberal share counting" or "liberal share recycling". Liberal share counting or liberal share recycling refers to circumstances where shares granted and exercised may be added back to an incentive plan for future issuance, including the following situations:

- Shares tendered or withheld in payment of an exercise price;
- Shares tendered or withheld to satisfy tax withholding obligations;
- Shares reacquired by an issuer with the proceeds of an option exercise price; and
- Shares that are not issued due to a net settlement of an award.

In each of the situations above, such shares are no longer available for awards under the Plan. For example, shares withheld from an award to satisfy tax withholding obligations are no longer available for awards under the Plan, and a stock appreciation right or option will be counted in full against the number of shares available for issuance under the Plan, regardless of whether a net settlement occurs resulting in a fewer number of shares issued than are covered by the stock appreciation right or option.

The number of stock option shares or stock appreciation rights, singly or in combination, together with shares or share equivalents under performance awards granted to any individual who is an employee in any one calendar year, shall not in the aggregate exceed 1,000,000. The cash value determined as of the date of grant of any performance award not denominated in common stock granted to any individual who is an employee for any one calendar year shall not exceed $30,000,000. The amendment and restatement of the Plan provides that the value of awards (based on fair market value determined as of the date of grant) granted to a non-management Director in any single calendar year, when added to any cash or other compensation payable to such Director in the same calendar year, shall not exceed $750,000.

In the event of any recapitalization, reorganization, merger, consolidation, combination, exchange, stock dividend, stock split, extraordinary dividend or divestiture (including a spin-off), or any other change in the corporate structure or shares of common stock occurring after the date of the grant of an award, the Compensation Committee shall make appropriate adjustments to the number and price of shares of common stock or other consideration subject to such awards and the award limits set forth in the preceding paragraph.

The Stock and Incentive Plan

Types of Awards

The Plan provides for the grant of any or all of the following types of awards:

- stock options, including incentive stock options and nonqualified stock options;
- stock appreciation rights, either independent of, or in connection with, stock options;
- restricted stock;
- restricted stock units;
- performance awards; and
- stock value equivalent awards.

Term

The Plan has an indefinite term.

Any stock option granted in the form of an incentive stock option must satisfy the requirements of Section 422 of the Internal Revenue Code (IRC). Awards may be made to the same person on more than one occasion and may be granted singly, in combination, or in tandem as determined by the Compensation Committee. To date, only awards of nonqualified stock options, restricted stock, restricted stock units, and performance awards have been made under the Plan.

Administration

The Board has appointed the Compensation Committee to administer the Plan. Subject to the terms of the Plan, and to any approvals and other authority as the Board may reserve to itself from time to time, the Compensation Committee, consistent with the terms of the Plan, will have authority to:

- select the individuals to receive awards and determine the timing, form, amount or value, and term of grants and awards, including providing for terms regarding the accelerated vesting of an award otherwise subject to minimum vesting provisions, and the conditions and restrictions, if any, subject to which grants and awards will be made and become payable under the Plan;
- construe the Plan and prescribe rules and regulations for the administration of the Plan; and
- make any other determinations authorized under the Plan as the Compensation Committee deems necessary or appropriate.

Eligibility

A broad group of our employees and employees of our affiliates are eligible to participate in the Plan. The selection of participants from eligible employees is within the discretion of the Compensation Committee. Our non-management Directors are eligible to participate in the Plan. As of January 1, 2024, approximately 6,000 employees (including employees and executive officers) and twelve non-management Directors were eligible for awards under the Plan as determined by the Compensation Committee.

Stock Options

Under the Plan, the Compensation Committee may grant awards in the form of stock options to purchase shares of common stock. The Compensation Committee will determine the number of shares subject to an option, the manner and time of the option's exercise, and the exercise price per share of stock subject to the option. Options are established with the first date they may become exercisable set to be at least one year from the date of grant, provided that up to 5% of the shares available for grant under the Plan may be awarded without regard to the minimum one-year vesting period. The term of an option may not exceed ten years. We do not receive any consideration for granting stock options. The exercise price of a stock option will not be less than the fair market value of the common stock on the date the option is granted. Repricing of stock options and reloading of stock options are prohibited unless prior shareholder approval is obtained. The Compensation Committee will designate each option as a nonqualified or an incentive stock option.

The option exercise price may, at the discretion of the Compensation Committee, be paid by a participant in cash, shares of common stock, or a combination of cash and common stock.

Stock Appreciation Rights

The Plan also authorizes the Compensation Committee to grant stock appreciation rights either independent of, or in connection with, a stock option. The exercise price of a stock appreciation right will not be less than the fair market value of the common stock on the date the stock appreciation right is granted. If granted with a stock option, exercise of stock appreciation rights will result in the surrender of the right to purchase the shares under the option as to which the stock appreciation rights were exercised. Upon exercising a stock appreciation right, the holder receives for each share for which the stock appreciation right is exercised an amount equal to the difference between the exercise price and the fair market value of the common stock on the date of exercise.

Payment of that amount may be made in shares of common stock, cash, or a combination of cash and common stock, as determined by the Compensation Committee. Stock appreciation rights are established with the first date they may become exercisable set to be at least one year from the date of grant, provided that up to 5% of the shares available for grant under the Plan may be awarded without regard to the minimum one-year vesting period. The term of a stock appreciation right

grant may not exceed ten years. Repricing of stock appreciation rights and reloading of stock appreciation rights are prohibited unless prior shareholder approval is obtained. We do not receive any consideration for granting stock appreciation rights.

Restricted Stock

The Plan provides that shares of common stock subject to specific restrictions may be awarded to eligible individuals as determined by the Compensation Committee. The Compensation Committee will determine the nature and extent of the restrictions on the shares, the duration of the restrictions, and any circumstance under which restricted shares will be forfeited. The restriction period is established to be at least one year from the date of grant, provided that up to 5% of the shares available for grant under the Plan may be awarded without regard to the minimum one-year vesting period. During the period of restriction, recipients will have the right to receive dividends and the right to vote the shares.

Restricted Stock Units

The Plan authorizes the Compensation Committee to grant restricted stock units. A restricted stock unit is a unit evidencing the right to receive one share of common stock or an equivalent cash value equal to the fair market value of a share of common stock. The Compensation Committee will determine the nature and extent of the restrictions on the restricted stock units, the duration of the restrictions, and any circumstance under which restricted stock units will be forfeited. The restriction period is established to be at least one year from the date of grant, provided that up to 5% of the shares available for grant under the Plan may be awarded without regard to the minimum one-year vesting period. The Compensation Committee may provide for the payment of dividend equivalents during the period of restriction, but recipients will not have the right to receive actual dividends or to vote the shares underlying the restricted stock units.

Performance Awards

The Plan permits the Compensation Committee to grant performance awards to eligible individuals. Performance awards are awards that are contingent, in whole or in part, on the achievement of one or more performance measures. Performance awards may be settled in cash or stock, as determined by the Compensation Committee. The number of shares or share equivalents under performance awards, singly or in combination, together with the number of stock option shares or stock appreciation rights, granted to any individual in any one calendar year, shall not in the aggregate exceed 1,000,000. The cash value (determined as of the date of grant) of any performance award that is not denominated in stock granted to any one participant in a calendar year may not exceed $30,000,000. The vesting period of a performance award may not be less than one year from the date of grant, provided that up to 5% of the shares available for grant under the Plan may be awarded without regard to the minimum one-year vesting period.

The performance criteria that may be used by the Compensation Committee in granting performance awards consist of objective tests based on the following:

- earnings
- cash flow
- customer satisfaction
- revenues
- financial return ratios
- profit return and margins
- market share
- working capital
- net operating profit after-taxes
- asset turns
- cash value added performance
- return on capital
- shareholder return and/or value
- operating profits (including EBITDA)
- net profits
- earnings per share
- stock price
- cost reduction goals
- debt to capital ratio
- any other criteria as determined by the Compensation Committee

The Compensation Committee may select one criterion or multiple criteria for measuring performance. The measurement may be based on our overall corporate performance, subsidiary or business unit performance, or comparative performance with other companies or other external measures of selected performance criteria. The Compensation Committee will also determine the length of time over which performance will be measured and the effect of a recipient's death, disability, retirement, or other termination of service during the performance period.

Stock Value Equivalent Awards

The Plan permits the Compensation Committee to grant stock value equivalent awards to eligible individuals. Stock value equivalent awards are rights to receive the fair market value of a specified number of shares of common stock, or the appreciation in the fair market value of the shares, over a specified period of time, pursuant to a vesting schedule, all as determined by the Compensation Committee. Stock value equivalent awards are established with vesting dates at least one year from the date of grant, provided that up to 5% of the shares available for grant under the Plan may be awarded without regard to the minimum one-year vesting period. Payment of the vested portion of a stock value equivalent award shall be made in cash, based on the fair market value of the common stock on the payment date.

Amendment

The Plan provides that the Board may at any time terminate or amend the Plan. However, the Board may not, without approval

of the shareholders, amend the Plan to effect a "material revision" of the Plan, where a "material revision" includes, but is not limited to, a revision that:

- materially increases the benefits accruing to a Holder under the Plan;
- materially increases the aggregate number of securities that may be issued under the Plan;
- materially modifies the requirements as to eligibility for participation in the Plan; or
- changes the types of awards available under the Plan.

No amendment or termination of the Plan shall, without the consent of the optionee or participant, alter or impair rights under any options or other awards previously granted.

The summary of the Plan provided above is a summary of the principal features of the Plan. This summary, however, does not purport to be a complete description of all of the provisions of the Plan. It is qualified in its entirety by references to the full text of the Plan. A copy of the Plan can be found in Appendix A to this proxy statement.

Change-in-Control

Awards granted on or after February 13, 2019, are subject to double-trigger vesting, such that, if a participant is terminated due to involuntary termination without cause, death, disability, good reason (as defined in an employment agreement, or a similar constructive termination event, in each case, only if a severance benefit is payable upon termination of employment due to such event pursuant to an employment agreement), or other event as specified in the participant's award document within the period beginning on the date of the public announcement of a transaction that, if consummated, would constitute a corporate change and ending on the date that is the earlier of the announcement of the termination of the proposed transaction or two years after the consummation of the transaction, the following will occur automatically:

- any outstanding options and stock appreciation rights shall become immediately vested and fully exercisable for the full term thereof;
- any restrictions on restricted stock awards or restricted stock unit awards shall immediately lapse;
- all performance measures upon which an outstanding performance award is contingent shall be deemed achieved and the holder shall receive a payment equal to the target amount of the award he or she would have been entitled to receive; and
- any outstanding cash awards, including stock value equivalent awards, shall immediately vest and be paid based on the vested value of the award.

All awards granted prior to February 13, 2019, have vested and, as a result, all of our oustanding awards are subject to double-trigger vesting provisions.

Plan Benefits

All awards to Directors, executive officers, and employees are made at the discretion of the Compensation Committee. Therefore, the benefits and amounts that will be received or allocated under the Plan, as amended and restated, are not determinable at this time.

Federal Income Tax Treatment

The following summarizes the current U.S. federal income tax consequences generally arising for awards under the Plan.

A participant who is granted an incentive stock option does not realize any taxable income at the time of the grant or at the time of exercise, but in some circumstances may be subject to an alternative minimum tax as a result of the exercise. Similarly, we are not entitled to any deduction at the time of grant or at the time of exercise. If the participant makes no disposition of the shares acquired pursuant to an incentive stock option before the later of two years from the date of grant and one year from the date of exercise, any gain or loss realized on a subsequent disposition of the shares will be treated as a long-term capital gain or loss. Under these circumstances, we will not be entitled to any deduction for federal income tax purposes. If the participant fails to hold the shares for that period, the disposal is treated as a disqualifying disposition. The gain on the disqualifying disposition is ordinary income to the participant to the extent of the difference between the option price and the fair market value on the exercise date. Any excess is long-term or short-term capital gain, depending on the holding period. Under these circumstances, we will be entitled to a tax deduction equal to the ordinary income amount the participant recognizes in a disqualifying disposition.

A participant who is granted a nonqualified stock option does not have taxable income at the time of grant, but does have taxable income at the time of exercise. The income equals the difference between the exercise price of the shares and the market value of the shares on the date of exercise. We are entitled to a corresponding tax deduction for the same amount.

The grant of a stock appreciation right will produce no U.S. federal tax consequences for the participant or us. The exercise of a stock appreciation right results in taxable income to the participant, equal to the difference between the exercise price of the shares and the market price of the shares on the date of exercise, and a corresponding tax deduction to us.

A participant who has been granted an award of restricted shares of common stock or an award of restricted stock units will not realize taxable income at the time of the grant. When the restrictions lapse, the participant will recognize taxable income in an amount equal to the excess of the fair market value of the shares or cash received at that time over the amount, if any, paid for the shares. We will be entitled to a corresponding tax deduction. Dividends on restricted stock and dividend equivalents, if any, on restricted stock units paid to the participant during the restriction period will also be compensation income to the participant and will be deductible as compensation expense by us.

A participant who has been granted a performance award will not realize taxable income at the time of the grant, and we will not be entitled to a tax deduction at that time. A participant will realize ordinary income at the time the award is paid equal to the amount of cash paid or the value of shares delivered, and we will be entitled to a corresponding tax deduction.

The grant of a stock value equivalent award produces no U.S. federal income tax consequences for the participant or us. The payment of a stock value equivalent award results in taxable income to the participant equal to the amount of the payment received, valued with reference to the fair market value of the common stock on the payment date. We are entitled to a corresponding tax deduction for the same amount.

In order for Halliburton to deduct the amounts described above, such amounts must constitute reasonable compensation for services rendered or to be rendered and must be ordinary and necessary business expenses. The ability to obtain a deduction for awards under the Plan could also be limited by IRC Section 280G, which provides that certain excess parachute payments made in connection with a change in control of an employer are not deductible. The ability to obtain a deduction for amounts paid under the Plan could also be affected by IRC Section 162(m), which limits the deductibility, for U.S. federal income tax purposes, of compensation paid to certain employees to $1 million during any taxable year. As a result, we may from time to time in the future, make award payments under the Plan to executive officers that are not deductible.

We may withhold any taxes required by law to be withheld in connection with any award.

IRC Section 409A generally provides that any deferred compensation arrangement which does not meet specific requirements regarding (i) timing of payouts, (ii) advance election of deferrals, or (iii) restrictions on acceleration of payouts will result in immediate taxation of any amounts deferred to the extent not subject to a substantial risk of forfeiture. Failure to comply with Section 409A may result in the early taxation (plus interest) to the holder of deferred compensation and the imposition of a 20% penalty on the holder on such deferred amounts included in the holder's income. In general, to avoid a Section 409A violation, amounts deferred may only be paid out on separation from service, disability, death, a change-in-control, an unforeseen emergency (other than death), each as defined under Section 409A, or at a specified time. Furthermore, the election to defer generally must be made in the calendar year prior to performance of services, and any provision for accelerated payout, other than for the reasons specified above, may cause the amounts deferred to be subject to early taxation and to the imposition of the excise tax. Based on current guidance, we intend to structure future awards in a manner that is exempt from or complies with Section 409A.

General/Vote Required

The closing price of our common stock on March 18, 2024, as traded on the NYSE, was $37.71 per share.

The affirmative vote of the majority of votes cast by holders of shares of our common stock present in person or represented by proxy at the meeting and entitled to vote on the matter is needed to approve the proposal.

☑ THE BOARD OF DIRECTORS RECOMMENDS A **VOTE FOR** THE APPROVAL OF THE PROPOSED AMENDMENT AND RESTATEMENT OF THE HALLIBURTON COMPANY STOCK AND INCENTIVE PLAN.

General Information

We are providing these proxy materials to you in connection with the solicitation by the Board of Directors of Halliburton Company of proxies to be voted at our 2024 Annual Meeting of Shareholders and at any adjournment or postponement of the meeting. By executing and returning the enclosed proxy, by following the enclosed voting instructions, or by voting via the Internet or by telephone, you authorize the persons named in the proxy to represent you and vote your shares on the matters described in the Notice of Annual Meeting.

The Notice of Internet Availability of Proxy Materials is being sent to shareholders on or about April 2, 2024. Our Annual Report on Form 10-K, including financial statements, for the fiscal year ended December 31, 2023, accompanies this proxy statement. The Annual Report on Form 10-K shall not be considered as a part of the proxy solicitation materials or as having been incorporated by reference.

Subject to space availability, all shareholders as of the record date, or their duly appointed proxies, may attend the Annual Meeting and each may be accompanied by one guest. Admission to the Annual Meeting will be on a first-come, first-served basis. Registration will begin at 8:00 a.m. and the Annual Meeting will begin at 9:00 a.m. Please note that we will ask you to present valid picture identification, such as a driver's license or passport, when you check in at the registration desk.

If you hold your shares in "street name" (that is, through a broker or other nominee), you must bring a proxy issued in your name from the record holder to the meeting.

You may not bring cameras, recording equipment, electronic devices, bags, briefcases, or packages into the Annual Meeting.

If you attend the Annual Meeting, you may vote in person. If you are not present, you can only vote your shares if you have voted via the Internet, by telephone, or returned a properly executed proxy; in these cases, your shares will be voted as you specified. If you return a properly executed proxy and do not specify a vote, your shares will be voted in accordance with the recommendations of the Board. You may revoke the authorization given in your proxy at any time before the shares are voted at the Annual Meeting.

The record date for determination of the shareholders entitled to vote at the Annual Meeting is the close of business on March 18, 2024. Our common stock, par value $2.50 per share, is our only class of capital stock that is outstanding. As of March 18, 2024, there were 886,404,326 shares of our stock outstanding. Each outstanding share of common stock is entitled to one vote on each matter submitted to the shareholders for a vote at the Annual Meeting. We will maintain for a period of ten days ending on the day before the meeting date at our principal executive office a complete list of shareholders entitled to vote at the Annual Meeting, which list shall be open to the examination by any shareholder for any purpose germane to the meeting during ordinary business hours. Our principal executive office is located at 3000 N. Sam Houston Parkway East, Administration Building, Houston, Texas 77032.

Votes cast by proxy or in person at the Annual Meeting will be counted by the persons we appoint to act as election inspectors for the Annual Meeting. The holders of a majority in voting power of the shares of our common stock present in person or represented by proxy and entitled to vote at the meeting shall constitute a quorum for the purpose of such meeting.

For Proposal 1, each Director shall be elected by the vote of the majority of the votes cast by holders of shares of our common stock represented in person or by proxy and entitled to vote in the election of Directors, provided that if the number of nominees exceeds the number of Directors to be elected and all shareholder-proposed nominees have not been withdrawn before the tenth (10th) day preceding the day we mail the Notice of Internet Availability of Proxy Materials to shareholders for the Annual Meeting, the Directors shall be elected by the vote of a plurality of the shares of our common stock represented in person or by proxy at the Annual Meeting and entitled to vote on the election of Directors. A majority of the votes cast means that the number of votes "for" a Director must exceed the number of votes "against" that Director; we will not count abstentions and broker non-votes. As a condition of being nominated by the Board for continued service as a Director, each Director nominee has signed and delivered to the Board an irrevocable letter of resignation limited to and conditioned on that Director failing to achieve a majority of the votes cast at an election where Directors are elected by majority vote. For any Director nominee who fails to be elected by a majority of votes cast, where Directors are elected by majority vote, his or her irrevocable letter of resignation will be deemed tendered on the date the election results are certified. Such resignation shall only be effective upon acceptance by the Board.

For Proposals 2, 3, and 4, the affirmative vote of the majority of votes cast by holders of shares of our common stock present in person or represented by proxy at the meeting and entitled to vote on the subject matter will be the act of the shareholders. Neither abstentions nor broker non-votes will be considered votes cast in determining the vote outcome.

The election inspectors will treat broker non-votes, which are shares held in street name that cannot be voted by a broker on specific matters in the absence of instructions from the beneficial owner of the shares, as shares that are present and entitled to vote for purposes of determining the presence of a quorum. In determining the outcome of any matter for which the broker does not have discretionary authority to vote, however, those shares will not have any effect on that matter. A broker may be entitled to vote those shares on other matters.

In accordance with our confidential voting policy, no particular shareholder's vote will be disclosed to our Directors, officers, or employees, except:

- as necessary to meet legal requirements and to assert claims for and defend claims against us;
- when disclosure is voluntarily made or requested by the shareholder;
- when the shareholder writes comments on the proxy card; or
- in the event of a proxy solicitation not approved and recommended by the Board.

The proxy solicitor, the election inspectors, and the tabulators of all proxies, ballots, and voting tabulations are independent and are not our employees.

Additional Information

Involvement in Certain Legal Proceedings

There are no legal proceedings to which any of our Directors, executive officers, or any associate of any of our Directors or executive officers is a party adverse to us or has a material interest adverse to us.

Advance Notice Procedures and Shareholder Proposals

Under our By-laws, no business, including nominations of a person for election as a Director, may be brought before an Annual Meeting unless it is specified in the notice of the Annual Meeting or is otherwise brought before the Annual Meeting by or at the direction of the Board or by a shareholder who meets the requirements specified in our By-laws and has delivered notice to us (containing the information specified in the By-laws). To be timely, a shareholder's notice for matters to be brought before the 2025 Annual Meeting of Shareholders must be delivered to or mailed and received by our Corporate Secretary at 3000 N. Sam Houston Parkway East, Administration Building, Houston, Texas 77032, not less than 90 days nor more than 120 days prior to the anniversary date of the 2024 Annual Meeting of Shareholders, or no later than February 14, 2025, and no earlier than January 15, 2025. In addition, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of Director nominees other than Company nominees must provide in the notice the information required by Rule 14a-19 under the Securities Exchange Act of 1934.

This advance notice requirement does not preclude discussion by any shareholder of any business properly brought before the Annual Meeting in accordance with these procedures.

Shareholders interested in submitting a proposal pursuant to SEC Rule 14a-8 for inclusion in the proxy materials for the 2025 Annual Meeting of Shareholders may do so by following the procedures prescribed in that rule. To be eligible for inclusion, such shareholder proposals must be received by our Corporate Secretary at 3000 N. Sam Houston Parkway East, Administration Building, Houston, Texas 77032, no later than December 3, 2024. The 2025 Annual Meeting will be held on May 21, 2025.

Proxy Solicitation Costs

We are soliciting the proxies accompanying this proxy statement and we will bear the cost of soliciting those proxies. We have retained Innisfree M&A Incorporated to aid in the solicitation of proxies. For these services, we will pay Innisfree a fee of $17,500 and reimburse it for out-of-pocket disbursements and expenses. Our officers and employees may solicit proxies personally and by telephone or other electronic communications with some shareholders if proxies are not received promptly. We will, upon request, reimburse banks, brokers, and others for their reasonable expenses in forwarding proxies and proxy materials to beneficial owners of our stock.

Other Matters

As of the date of this proxy statement, we know of no business that will be presented for consideration at the Annual Meeting other than the matters described in this proxy statement. If any other matters should properly come before the Annual Meeting for action by shareholders, it is intended that proxies will be voted on those matters in accordance with the judgment of the person or persons voting the proxies.

By Authority of the Board of Directors

Van H. Beckwith

Van H. Beckwith
Executive Vice President, Secretary and Chief Legal Officer
April 2, 2024

Appendix A Halliburton Company Stock and Incentive Plan

As Amended and Restated February 13, 2024

I. Purpose

The purpose of the Halliburton Company Stock and Incentive Plan (the "Plan") is to provide a means whereby Halliburton Company, a Delaware corporation (the "Company"), and its Subsidiaries may attract, motivate and retain highly competent employees and to provide a means whereby selected employees can acquire and maintain stock ownership and receive cash awards, thereby strengthening their concern for the long-term welfare of the Company. The Plan is also intended to provide employees with additional incentive and reward opportunities designed to enhance the profitable growth of the Company over the long term. A further purpose of the Plan is to allow awards under the Plan to non-management Directors in order to enhance the Company's ability to attract and retain highly qualified Directors. Accordingly, the Plan provides for granting Incentive Stock Options, Options which do not constitute Incentive Stock Options, Stock Appreciation Rights, Restricted Stock Awards, Restricted Stock Unit Awards, Performance Awards, Stock Value Equivalent Awards, or any combination of the foregoing, as is best suited to the circumstances of the particular employee or non-management Director as provided herein. The Plan was established February 18, 1993 as the Halliburton Company 1993 Stock and Incentive Plan and has been amended from time to time thereafter. The Plan as amended and restated herein was adopted by the Board on February 13, 2024, subject to approval by the Company's stockholders, and will become effective as of the date of such approval.

II. Definitions

The following definitions shall be applicable throughout the Plan unless specifically modified by any paragraph:

(a)   "Award" means, individually or collectively, any Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award, Performance Award or Stock Value Equivalent Award.

(b)   "Award Document" means the relevant award agreement or other document containing the terms and conditions of an Award.

(c)   "Beneficial Owners" shall have the meaning set forth in Rule 13d-3 promulgated under the Exchange Act.

(d)   "Board" means the Board of Directors of Halliburton Company.

(e)   "Cause" shall have the meaning set forth in the Participant's Employment Agreement, or, if there is no Employment Agreement or the Employment Agreement does not define "Cause", "Cause" shall have the meaning set forth in an Award Document, or, if the Award Document does not define "Cause", "Cause" shall mean:

(i)   conduct involving fraud or misuse of the funds or other property of the Company; or

(ii)   gross negligence or willful misconduct in the performance of duties; or

(iii)   indictment of a felony, or a misdemeanor involving moral turpitude; or

(iv)   material violation of Company policy, including the Company's Code of Business Conduct.

(f)   "Code" means the Internal Revenue Code of 1986, as amended. Reference in the Plan to any section of the Code shall be deemed to include any amendments or successor provisions to such section and any regulations under such section.

(g)   "Committee" means the committee selected by the Board to administer the Plan in accordance with Paragraph (a) of Article IV of the Plan.

(h)   "Common Stock" means the Common Stock, par value $2.50 per share, of the Company.

(i)   "Company" means Halliburton Company, a Delaware corporation.

(j)   "Corporate Change" shall conclusively be deemed to have occurred on a Corporate Change Effective Date if an event set forth in any one of the following paragraphs shall have occurred:

(i)   any Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its affiliates) representing 20% or more of the combined voting power of the Company's then outstanding securities; or

(ii)   the following individuals cease for any reason to constitute a majority of the number of directors then serving: individuals who, on the date hereof, constitute the Board and any new Director (other than a Director whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of Directors of the Company) whose appointment or election by the Board or nomination for election by the Company's stockholders was approved or recommended by a vote of at least two-thirds (2/3) of the Directors then still in office who either were Directors on the date hereof or whose appointment, election, or nomination for election was previously so approved or recommended; or

(iii) there is consummated a merger or consolidation of the Company or any direct or indirect Subsidiary of the Company with any other corporation, other than (A) a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary of the Company, at least 50% of the combined voting power of the securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation, or (B) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities Beneficially Owned by such Person any securities acquired directly from the Company or any of its affiliates other than in connection with the acquisition by the Company or any of its affiliates of a business) representing 20% or more of the combined voting power of the Company's then outstanding securities; or

(iv) the stockholders of the Company approve a plan of complete liquidation or dissolution of the Company or there is consummated an agreement for the sale, disposition, lease or exchange by the Company of all or substantially all of the Company's assets, other than a sale, disposition, lease or exchange by the Company of all or substantially all of the Company's assets to an entity, at least 50% of the combined voting power of the voting securities of which are owned by stockholders of the Company in substantially the same proportions as their ownership of the Company immediately prior to such sale.

Notwithstanding the foregoing, a "Corporate Change" shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the record holders of the Common Stock of the Company immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of the Company immediately following such transaction or series of transactions.

(k) "Corporate Change Effective Date" shall mean:

(i) the first date that the direct or indirect ownership of 20% or more combined voting power of the Company's outstanding securities results in a Corporate Change as described in clause (i) of such definition above; or

(ii) the date of the election of Directors that results in a Corporate Change as described in clause (ii) of such definition; or

(iii) the date of the merger or consideration that results in a Corporate Change as described in clause (iii) of such definition; or

(iv) the date of stockholder approval that results in a Corporate Change as described in clause (iv) of such definition.

(l) "Employment Agreement" shall mean a written and active executive agreement between the Company, Halliburton Energy Services, Inc. or Halliburton Worldwide Resources, LLC and a Participant who is an officer, addressing the terms and conditions of the Participant's employment, and shall include such agreements pertaining to at-will employment.

(m) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(n) "Fair Market Value" means, as of any specified date, the closing price of the Common Stock on the New York Stock Exchange (or, if the Common Stock is not then listed on such exchange, such other national securities exchange on which the Common Stock is then listed) on that date, or if no prices are reported on that date, on the last preceding date on which such prices of the Common Stock are so reported or, in the sole discretion of the Committee for purposes of determining the Fair Market Value of the Common Stock at the time of exercise of an Option or a Stock Appreciation Right, such Fair Market Value shall be the prevailing price of the Common Stock as of the time of exercise. If the Common Stock is not then listed or quoted on any national securities exchange but is traded over the counter at the time a determination of its Fair Market Value is required to be made hereunder, its Fair Market Value shall be deemed to be equal to the average between the reported high and low sales prices of Common Stock on the most recent date on which Common Stock was publicly traded. If the Common Stock is not publicly traded at the time a determination of its value is required to be made hereunder, the determination of its Fair Market Value shall be made by the Committee in such manner as it deems appropriate.

(o) "Holder" means an employee or non-management Director of the Company who has been granted an Award.

(p) "Immediate Family" means, with respect to a particular Holder, the Holder's spouse, parent, brother, sister, children and grandchildren (including adopted and step children and grandchildren).

(q) "Incentive Stock Option" means an Option within the meaning of Section 422 of the Code.

(r) "Minimum Criteria" means a Restriction Period that is not less than one (1) year from the date of grant of an Option, a Stock Appreciation Right, a Restricted Stock Award, Restricted Stock Unit Award, a Performance Award or a Stock Equivalent Award, such that the first time-based vesting event will occur no sooner than the first anniversary of the date of grant.

(s) "Minimum Criteria Exception" means that 5% of the total number of shares available for Awards under the Plan may have a Restriction Period that is less than the Minimum Criteria.

(t) "non-management Director" means a member of the Board who is not an employee or former employee of the Company or its Subsidiaries.

(u) "Option" means an Award granted under Article VII of the Plan and includes both Incentive Stock Options to purchase Common Stock and Options which do not constitute Incentive Stock Options to purchase Common Stock.

(v) "Option Agreement" means a written agreement between the Company and a Holder with respect to an Option.

(w) "Optionee" means a Holder who has been granted an Option.

(x) "Parent Corporation" shall have the meaning set forth in Section 424(e) of the Code.

(y) "Performance Award" means an Award granted under Article XI of the Plan.

(z) "Person" shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, except that such term shall not include (i) the Company or any of its Subsidiaries, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its affiliates, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities, or (iv) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company.

(aa) "Plan" means the Halliburton Company Stock and Incentive Plan, as amended and restated.

(bb) "Protected Period" means the period beginning on the date of the public announcement of a transaction that, if consummated, would result in a Corporate Change and ending on the date that is the earlier of (i) the announcement of the termination of the proposed transaction or (ii) two years after the Corporate Change Effective Date.

(cc) "Qualifying Termination" means, with respect to an Award granted on or after February 13, 2019, a Holder's termination of service during a Protected Period due to involuntary termination without Cause, death, disability, Good Reason (as defined in an Employment Agreement, or a similar constructive termination event, in each case, only if a severance benefit is payable upon termination of employment due to such event pursuant to an Employment Agreement) or other event as specified in the Holder's Award Document.

(dd) "Restricted Stock Award" means an Award granted under Article IX of the Plan.

(ee) "Restricted Stock Award Agreement" means a written agreement between the Company and a Holder with respect to a Restricted Stock Award.

(ff) "Restricted Stock Unit" means a unit evidencing the right to receive one share of Common Stock or an equivalent value equal to the Fair Market Value of a share of Common Stock (as determined by the Committee) that is restricted or subject to forfeiture provisions.

(gg) "Restricted Stock Unit Award" means an Award granted under Article X of the Plan.

(hh) "Restricted Stock Unit Award Agreement" means a written agreement between the Company and a Holder with respect to a Restricted Stock Unit Award.

(ii) "Restriction Period" means a period of time beginning as of the date upon which an Option, a Stock Appreciation Right, a Restricted Stock Award, a Restricted Stock Unit Award, a Performance Award or a Stock Value Equivalent Award is made pursuant to the Plan and ending as of the date upon which all or a portion of the Option or Stock Appreciation Right becomes exercisable or the Common Stock or cash subject to a Restricted Stock Award, a Restricted Stock Unit Award, a Performance Award or a Stock Value Equivalent Award is issued (if not previously issued), no longer restricted or subject to forfeiture provisions, but shall not include restrictions associated with deferral of vested Awards.

(jj) "Spread" means, in the case of a Stock Appreciation Right, an amount equal to the excess, if any, of the Fair Market Value of a share of Common Stock on the date such right is exercised over the exercise price of such Stock Appreciation Right.

(kk) "Stock Appreciation Right" means an Award granted under Article VIII of the Plan.

(ll) "Stock Appreciation Rights Agreement" means a written agreement between the Company and a Holder with respect to an Award of Stock Appreciation Rights.

(mm) "Stock Value Equivalent Award" means an Award granted under Article XII of the Plan.

(nn) "Subsidiary" means a company (whether a corporation, partnership, joint venture or other form of entity) in which the Company or a corporation in which the Company owns a majority of the shares of capital stock, directly or indirectly, owns a greater than 20% equity interest, except that with respect to the issuance of Incentive Stock Options the term "Subsidiary" shall have the same meaning as the term "subsidiary corporation" as defined in Section 424(f) of the Code.

(oo) "Successor Holder" shall have the meaning given such term in Paragraph (f) of Article XV.

III. Effective Date and Duration of the Plan

The Plan as amended and restated herein was adopted by the Board on February 13, 2024, is subject to approval by the Company's stockholders and will become effective as of the date of such approval. Subject to the provisions of Article XIII, the Plan shall remain in effect until all Options and Stock Appreciation Rights granted under the Plan have been exercised or expired by reason of lapse of time, all restrictions imposed upon Restricted Stock Awards and Restricted Stock Unit Awards have lapsed and all Performance Awards and Stock Value Equivalent Awards have been satisfied.

IV. Administration

(a) Composition of Committee. The Plan shall be administered by a Committee of Directors of the Company which shall be appointed by the Board.

(b) Powers. The Committee shall have authority, in its discretion, to determine which eligible individuals shall receive an Award, the time or times when such Award shall be made, whether an Incentive Stock Option, nonqualified Option or Stock Appreciation Right shall be granted, the number of shares of Common Stock which may be issued under each Option, Stock Appreciation Right, Restricted Stock Award and Restricted Stock Unit Award, and the value of each Performance Award and Stock Value Equivalent Award. The Committee shall have the authority, in its discretion, to establish the terms and conditions applicable to any Award, subject to any specific limitations or provisions of the Plan. In making such determinations the Committee may take into account the nature of the services rendered by the respective individuals, their responsibility level, their present and potential contribution to the Company's success and such other factors as the Committee in its discretion shall deem relevant. Notwithstanding any provision of the Plan to the contrary, the Committee may provide for the acceleration of vesting or exercisability of an Award upon a Corporate Change, upon a termination of employment or service by reason of death, disability, retirement or otherwise or for any other reason.

(c) Additional Powers. The Committee shall have such additional powers as are delegated to it by the other provisions of the Plan. Subject to the express provisions of the Plan, the Committee is authorized to construe the Plan and the respective Award Documents executed thereunder, to prescribe such rules and regulations relating to the Plan as it may deem advisable to carry out the Plan, and to determine the terms, restrictions and provisions of each Award, including such terms, restrictions and provisions as shall be requisite in the judgment of the Committee to cause designated Options to qualify as Incentive Stock Options, and to make all other determinations necessary or advisable for administering the Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in any Award Document relating to an Award in the manner and to the extent the Committee shall deem expedient to carry the Award into effect. The determinations of the Committee on the matters referred to in this Article IV shall be conclusive.

(d) Delegation of Authority. The Committee may delegate some or all of its power to the Chief Executive Officer of the Company as the Committee deems appropriate; provided, however, that the Committee may not delegate its power with regard to the selection for participation in the Plan of an officer or other person subject to Section 16 of the Exchange Act or decisions concerning the timing, pricing or amount of an Award to such an officer or other person and any delegation of the power to grant Awards shall be permitted by applicable law.

(e) Engagement of an Agent. The Company may, in its discretion, engage an agent to (i) maintain records of Awards and Holders' holdings under the Plan, (ii) execute sales transactions in shares of Common Stock at the direction of Holders, (iii) deliver sales proceeds as directed by Holders, and (iv) hold shares of Common Stock owned without restriction by Holders, including shares of Common Stock previously obtained through the Plan that are transferred to the agent by Holders at their discretion. Except to the extent otherwise agreed by the Company and the agent, when an individual loses his or her status as an employee or non-management Director of the Company, the agent shall have no obligation to provide any further services to such person and the shares of Common Stock previously held by the agent under the Plan may be distributed to the person or his or her legal representative.

V. Grant of Options, Stock Appreciation Rights, Restricted Stock Awards, Restricted Stock Unit Awards, Performance Awards and Stock Value Equivalent Awards; Shares Subject to the Plan

(a) Award Limits. The Committee may from time to time grant Awards to one or more individuals determined by it to be eligible for participation in the Plan in accordance with the provisions of Article VI. The aggregate number of shares of Common Stock that may be issued under the Plan shall not exceed 27,259,345 shares, all of which shall be available for Awards of Incentive Stock Options. Shares issued as Restricted Stock Awards, Restricted Stock Unit Awards or pursuant to Performance Awards will count against the shares available for issuance under the Plan as 1.60 shares for every 1 share issued in connection with the Award. Notwithstanding anything contained herein to the contrary, the number of Option shares or Stock Appreciation Rights, singly or in combination, together with shares or share equivalents under Performance Awards granted to any Holder who is an employee in any one calendar year, shall not in the aggregate exceed 1,000,000. The cash value determined as of the date of grant of any Performance Award not denominated in Common Stock granted to any Holder who is an employee in any one calendar year shall not exceed $30,000,000. The fair market value, determined as of the date of grant, of Awards granted to a Holder who is a non-management Director in any one calendar year, when added to any cash or other compensation payable to such a Holder in such calendar year, shall not exceed $750,000. Any shares which remain unissued and which are not subject to outstanding Options or Awards at the termination of the Plan shall cease to be subject to the Plan, but, until termination of the Plan, the Company shall at all times reserve a sufficient number of shares to meet the requirements of the Plan. If Awards are forfeited or are terminated for any other reason before being exercised or settled, then the shares underlying such Awards shall again become available for Awards under the Plan. Notwithstanding the foregoing, the following shares shall not become available for Awards under the Plan: (i) shares tendered by an Optionee or withheld by the Company for payment of an option price, (ii) shares tendered by a Holder or withheld by the Company to satisfy the Company's tax withholding obligation in connection with an Award, (iii) shares reacquired in the open market or otherwise using cash proceeds from the exercise of Options, and (iv) shares that are not issued to a Holder due to a net settlement of an Award. For purposes of clarity, Stock Appreciation Rights and Options shall be counted in full against the number of shares available for issuance under the Plan, regardless of the number of shares issued upon settlement of the Stock Appreciation Rights and Options. The aggregate number of shares which may be issued under the Plan shall be subject to adjustment in the same manner as provided in Article XIII with respect to shares of Common Stock subject to Options then outstanding. The 1,000,000-share limit on Holders who are employees with respect to Stock Options and Stock Appreciation Rights Awards, singly or in combination, together with shares or share equivalents under Performance Awards granted to any Holder who is an employee in any calendar year shall be subject to adjustment in the same manner as provided in Article XIII. Separate stock certificates shall be issued by the Company for those shares acquired pursuant to the exercise of an Incentive Stock Option and for those shares acquired pursuant to the exercise of any Option which does not constitute an Incentive Stock Option.

(b) Stock Offered. The stock to be offered pursuant to the grant of an Award may be authorized but unissued Common Stock or Common Stock previously issued and reacquired by the Company.

VI. Eligibility

Only employees of the Company or any Parent Corporation or Subsidiary of the Company and non-management Directors shall be eligible for Awards under the Plan as determined by the Committee in its sole discretion. Each Award shall be evidenced in such manner and form as may be prescribed by the Committee.

VII. Stock Options

(a) Stock Option Agreement. Each Option shall be evidenced by an Option Agreement between the Company and the Optionee which shall contain such terms and conditions as may be approved by the Committee. The terms and conditions of the respective Option Agreements need not be identical. Specifically, an Option Agreement may provide for the payment of the option price, in whole or in part, by the delivery of a number of shares of Common Stock (plus cash if necessary) having a Fair Market Value equal to such option price.

(b) Restriction Period To Be Established by the Committee. The Committee shall establish the Restriction Period applicable to an Option; provided, however, that such Restriction Period shall not be less than the Minimum Criteria. Notwithstanding the foregoing, Awards of Options may utilize the Minimum Criteria Exception.

(c) Option Period. The term of each Option shall be as specified by the Committee at the date of grant; provided that, in no case, shall the term of an Option exceed ten (10) years.

(d) Limitations on Exercise of Option. An Option shall be exercisable in whole or in such installments and at such times as determined by the Committee.

(e) Option Price. The purchase price of Common Stock issued under each Option shall be determined by the Committee, but such purchase price shall not be less than the Fair Market Value of Common Stock subject to the Option on the date the Option is granted.

(f) Options and Rights in Substitution for Stock Options Granted by Other Corporations. Options and Stock Appreciation Rights may be granted under the Plan from time to time in substitution for stock options held by employees of corporations who become, or who became prior to the effective date of the Plan, employees of the Company or of any Subsidiary as a result of a merger or consolidation of the employing corporation with the Company or such Subsidiary, or the acquisition by the Company or a Subsidiary of all or a portion of the assets of the employing corporation, or the acquisition by the Company or a Subsidiary of stock of the employing corporation with the result that such employing corporation becomes a Subsidiary.

(g) Repricing Prohibited. Except for adjustments pursuant to Article XIII, the purchase price of Common Stock for any outstanding Option granted under the Plan may not be decreased after the date of grant nor may an outstanding Option granted under the Plan be surrendered to the Company as consideration for the grant of a new Option with a lower purchase price, cash or a new Award unless there is prior approval by the Company stockholders. Any other action that is deemed to be a repricing under any applicable rule of the New York Stock Exchange shall be prohibited unless there is prior approval by the Company stockholders.

VIII. Stock Appreciation Rights

(a) Stock Appreciation Rights. A Stock Appreciation Right is the right to receive an amount equal to the Spread with respect to a share of Common Stock upon the exercise of such Stock Appreciation Right. Stock Appreciation Rights may be granted in connection with the grant of an Option, in which case the Option Agreement will provide that exercise of Stock Appreciation Rights will result in the surrender of the right to purchase the shares under the Option as to which the Stock Appreciation Rights were exercised. Alternatively, Stock Appreciation Rights may be granted independently of Options in which case each Award of Stock Appreciation Rights shall be evidenced by a Stock Appreciation Rights Agreement between the Company and the Holder which shall contain such terms and conditions as may be approved by the Committee. The terms and conditions of the respective Stock Appreciation Rights Agreements need not be identical. The Spread with respect to a Stock Appreciation Right may be payable either in cash, shares of Common Stock with a Fair Market Value equal to the Spread or in a combination of cash and shares of Common Stock as determined by the Committee in its sole discretion.

(b) Restriction Period To Be Established by the Committee. The Committee shall establish the Restriction Period applicable to a Stock Appreciation Right; provided, however, that such Restriction Period shall not be less than the Minimum Criteria. Notwithstanding the foregoing, Awards of Stock Appreciation Rights may utilize the Minimum Criteria Exception.

(c) Exercise Price. The exercise price of each Stock Appreciation Right shall be determined by the Committee, but such exercise price shall not be less than the Fair Market Value of a share of Common Stock on the date the Stock Appreciation Right is granted.

(d) Exercise Period. The term of each Stock Appreciation Right shall be as specified by the Committee at the date of grant; provided that, in no case, shall the term of a Stock Appreciation Right exceed ten (10) years.

(e) Limitations on Exercise of Stock Appreciation Right. A Stock Appreciation Right shall be exercisable in whole or in such installments and at such times as determined by the Committee.

(f) Repricing Prohibited. Except for adjustments pursuant to Article XIII, the exercise price of a Stock Appreciation Right may not be decreased after the date of grant nor may an outstanding Stock Appreciation Right granted under the Plan be surrendered to the Company as consideration for the grant of a new Stock Appreciation Right with a lower exercise price, cash or a new Award unless there is prior approval by the Company stockholders. Any other action that is deemed to be a repricing under any applicable rule of the New York Stock Exchange shall be prohibited unless there is prior approval by the Company stockholders.

IX. Restricted Stock Awards

(a) Restriction Period To Be Established by the Committee. The Committee shall establish the Restriction Period applicable to Restricted Stock Awards; provided, however, that such Restriction Period shall not be less than the Minimum Criteria. Notwithstanding the foregoing, Restricted Stock Awards may utilize the Minimum Criteria Exception.

(b) Other Terms and Conditions. Common Stock awarded pursuant to a Restricted Stock Award shall be represented by a stock certificate or in a book entry account in each case, registered in the name of the Holder of such Restricted Stock Award or, at the option of the Company, in the name of a nominee of the Company. The Holder shall have the right to receive dividends during the Restriction Period, to vote the Common Stock subject thereto and to enjoy all other stockholder rights, except that (i) the Holder shall not be entitled to possession of the stock certificate until the Restriction Period shall have expired, (ii) the Company shall retain custody of the stock during the Restriction Period, (iii) the Holder may not sell, transfer, pledge, exchange, hypothecate or otherwise dispose of the stock during the Restriction Period, and (iv) a breach of the terms and conditions established by the Committee pursuant to the Restricted Stock Award shall cause a forfeiture of the Restricted Stock Award. The Committee may, in its sole discretion, prescribe additional terms, conditions or restrictions relating to Restricted Stock Awards as shall be set forth in a Restricted Stock Award Agreement.

(c) Payment for Restricted Stock. A Holder shall not be required to make any payment for Common Stock received pursuant to a Restricted Stock Award, except to the extent otherwise required by law and except that the Committee may, in its discretion, charge the Holder an amount in cash not in excess of the par value of the shares of Common Stock issued under the Plan to the Holder.

(d) Miscellaneous. Nothing in this Article shall prohibit the exchange of shares issued under the Plan (whether or not then subject to a Restricted Stock Award) pursuant to a plan of reorganization for stock or securities in the Company or another corporation a party to the reorganization, but the stock or securities so received for shares then subject to the restrictions of a Restricted Stock Award shall become subject to the restrictions of such Restricted Stock Award. Any shares of stock received as a result of a stock split or stock dividend with respect to shares then subject to a Restricted Stock Award shall also become subject to the restrictions of the Restricted Stock Award.

X. Restricted Stock Unit Awards

(a) Restriction Period To Be Established by the Committee. The Committee shall establish the Restriction Period applicable to Restricted Stock Unit Awards; provided, however, that such Restriction Period shall not be less than the Minimum Criteria. Notwithstanding the foregoing, Restricted Stock Unit Awards may utilize the Minimum Criteria Exception.

(b) Other Terms and Conditions. The Committee may, in its sole discretion, prescribe additional terms, conditions or restrictions relating to the Restricted Stock Unit Award as shall be set forth in a Restricted Stock Unit Award Agreement. Cash dividend equivalents may be converted into additional Restricted Stock Units or may be paid during, or may be accumulated and paid at the end of, the Restriction Period with respect to a Restricted Stock Unit Award, as determined by the Committee. The Committee, in its sole discretion, may provide for the deferral of a Restricted Stock Unit Award.

(c) Payment for Restricted Stock Unit. A Holder shall not be required to make any payment for Common Stock received pursuant to a Restricted Stock Unit Award, except to the extent otherwise required by law and except that the Committee may, in its discretion, charge the Holder an amount in cash not in excess of the par value of the shares of Common Stock issued under the Plan to the Holder.

(d) Restricted Stock Units in Substitution for Units Granted by Other Corporations. Restricted Stock Unit Awards may be granted under the Plan from time to time in substitution for restricted stock units held by employees of corporations who become, or who became prior to the effective date of the Plan, employees of the Company or of any Subsidiary as a result of a merger or consolidation of the employing corporation with the Company or such Subsidiary, or the acquisition by the Company or a Subsidiary of all or a portion of the assets of the employing corporation, or the acquisition by the Company or a Subsidiary of stock of the employing corporation with the result that such employing corporation becomes a Subsidiary.

XI. Performance Awards

(a) Performance Period. The Committee shall establish, with respect to and at the time of each Performance Award, a performance period over which the performance applicable to the Performance Award of the Holder shall be measured and a Restriction Period; provided, however, that such Restriction Period shall not be less than the Minimum Criteria. Notwithstanding the foregoing, Performance Awards may utilize the Minimum Criteria Exception.

(b) Performance Awards. Each Performance Award may have a maximum value established by the Committee at the time of such Award.

(c) Performance Measures. A Performance Award granted under the Plan shall be awarded contingent, in whole or in part, upon the achievement of one or more performance measures. The performance criteria for Performance Awards shall consist of objective tests based on the following: earnings, cash flow, return on capital, cash value added performance, stockholder return and/or value, revenues, operating profits (including EBITDA), net profits, earnings per share, stock price, cost reduction goals, debt to capital ratio, financial return ratios, profit return and margins, market share, working capital, net operating profit after taxes, asset turns, customer satisfaction and any other criteria as determined by the Committee. The Committee may select one criterion or multiple criteria for measuring performance. Performance criteria may be measured on corporate, subsidiary or business unit performance, or on a combination thereof. Further, the performance criteria may be based on comparative performance with other companies or other external measure of the selected performance criteria.

(d) Payment. Following the end of the performance period, the Holder of a Performance Award shall be entitled to receive payment of an amount, not exceeding the maximum value of the Performance Award, if any, based on the achievement of the performance measures for such performance period, as determined by the Committee in its sole discretion. Payment of a Performance Award (i) may be made in cash, Common Stock or a combination thereof, as determined by the Committee in its sole discretion, (ii) shall be made in a lump sum or in installments as prescribed by the Committee in its sole discretion, and (iii) to the extent applicable, shall be based on the Fair Market Value of the Common Stock on the payment date.

(e) Termination of Service. The Committee shall determine the effect of termination of service during the performance period on a Holder's Performance Award.

XII. Stock Value Equivalent Awards

(a) Stock Value Equivalent Awards. Stock Value Equivalent Awards are rights to receive an amount equal to the Fair Market Value of shares of Common Stock or rights to receive an amount equal to any appreciation or increase in the Fair Market Value of Common Stock over a specified period of time, which is subject to a Restriction Period as established by the Committee, without payment of any amounts by the Holder thereof (except to the extent otherwise required by law) or satisfaction of any performance criteria or objectives. Each Stock Value Equivalent Award may have a maximum value established by the Committee at the time of such Award.

(b) Award Period. The Committee shall establish the Restriction Period applicable to Stock Value Equivalent Awards; provided, however, that such Restriction Period shall not be less than the Minimum Criteria. Notwithstanding the foregoing, Stock Value Equivalent Awards may utilize the Minimum Criteria Exception.

(c) Payment. Following the end of the determined period for a Stock Value Equivalent Award, the Holder of a Stock Value Equivalent Award shall be entitled to receive payment of an amount, not exceeding the maximum value of the Stock Value Equivalent Award, if any, based on the then vested value of the Award. Payment of a Stock Value Equivalent Award (i) shall be made in cash, (ii) shall be made in a lump sum or in installments as prescribed by the Committee in its sole discretion, and (iii) shall be based on the Fair Market Value of the Common Stock on the payment date. Cash dividend equivalents may be paid during, or may be accumulated and paid at the end of, the determined vesting period with respect to a Stock Value Equivalent Award, as determined by the Committee.

(d) Termination of Service. The Committee shall determine the effect of termination of service during the applicable vesting period on a Holder's Stock Value Equivalent Award.

XIII. Recapitalization or Reorganization

(a) Except as hereinafter otherwise provided, in the event of any recapitalization, reorganization, merger, consolidation, combination, exchange, stock dividend, stock split, extraordinary dividend or divestiture (including a spin-off) or any other change in the corporate structure or shares of Common Stock occurring after the date of the grant of an Award, the Committee shall, in its discretion, make such adjustment as to the number and price of shares of Common Stock or other consideration subject to such Awards as the Committee shall deem appropriate in order to prevent dilution or enlargement of rights of the Holders.

(b) The existence of the Plan and the Awards granted hereunder shall not affect in any way the right or power of the Board or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, any merger or consolidation of the Company, any issue of debt or equity securities having any priority or preference with respect to or affecting Common Stock or the rights thereof, the dissolution or liquidation of the Company or any sale, lease, exchange or other disposition of all or any part of its assets or business or any other corporate act or proceeding.

(c) The shares with respect to which Options, Stock Appreciation Rights or Restricted Stock Units may be granted are shares of Common Stock as presently constituted, but if, and whenever, prior to the expiration of an Option, Stock Appreciation Rights or Restricted Stock Unit Award, the Company shall effect a subdivision or consolidation of shares of Common Stock or the payment of a stock dividend on Common Stock without receipt of consideration by the Company, the number of shares of Common Stock with respect to which such Award relates or may thereafter be exercised (i) in the event of an increase in the number of outstanding shares shall be proportionately increased, and, as applicable, the purchase price per share shall be proportionately reduced, and (ii) in the event of a reduction in the number of outstanding shares shall be proportionately reduced, and, as applicable, the purchase price per share shall be proportionately increased.

(d) If the Company recapitalizes or otherwise changes its capital structure, thereafter upon any exercise of an Option or Stock Appreciation Right or payment in settlement of a Restricted Stock Unit Award theretofore granted, the Holder shall be entitled to purchase or receive, as applicable, under such Award, in lieu of the number of shares of Common Stock as to which such Award relates or shall then be exercisable, the number and class of shares of stock and securities and the cash and other property to which the Holder would have been entitled pursuant to the terms of the recapitalization if, immediately prior to such recapitalization, the Holder had been the holder of record of the number of shares of Common Stock then covered by such Award.

(e) Notwithstanding any provisions of the Plan to the contrary, in the event of an employee Holder's Qualifying Termination, unless an Award Document otherwise provides, as of the date of such Holder's termination of service (i) any outstanding Options and Stock Appreciation Rights shall become immediately vested and fully exercisable for the full term thereof, (ii) any restrictions on Restricted Stock Awards or Restricted Stock Unit Awards shall immediately lapse, (iii) all performance measures upon which an outstanding Performance Award is contingent shall be deemed achieved and the Holder shall receive a payment equal to the target amount of the Award he or she would have been entitled to receive, without proration, and (iv) any outstanding cash Awards including Stock Value Equivalent Awards shall immediately vest and be paid based on the vested value of the Award.

(f) Except as hereinbefore expressly provided, the issuance by the Company of shares of stock of any class or securities convertible into shares of stock of any class, for cash, property, labor or services, upon direct sale, upon the exercise of rights or warrants to subscribe therefor, or upon conversion of shares or obligations of the Company convertible into such shares or other securities, and in any case whether or not for fair value, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number of shares of Common Stock subject to Awards theretofore granted, the purchase price per share of Common Stock subject to Options or the calculation of the Spread with respect to Stock Appreciation Rights.

(g) Notwithstanding the foregoing, the provisions of this Article XIII shall be administered in accordance with Section 409A of the Code, and settlement of Awards under Section 13(e) will be delayed until the scheduled payment or vesting date to the extent required to comply with Section 409A of the Code or to avoid the taxes imposed thereunder.

XIV. Amendment or Termination of the Plan

The Board in its discretion may terminate the Plan or alter or amend the Plan or any part thereof from time to time; provided that no change in any Award theretofore granted may be made which would impair the rights of the Holder without the consent of the Holder, and provided, further, that the Board may not, without approval of the stockholders, amend the Plan to effect a "material revision" of the Plan, where a "material revision" includes, but is not limited to, a revision that: (a) materially increases the benefits accruing to a Holder under the Plan, (b) materially increases the aggregate number of securities that may be issued under the Plan, (c) materially modifies the requirements as to eligibility for participation in the Plan, or (d) changes the types of awards available under the Plan.

XV. Other

(a) No Right To An Award. Neither the adoption of the Plan nor any action of the Board or of the Committee shall be deemed to give an employee or a non-management Director any right to be granted an Option, a Stock Appreciation Right, a right to a Restricted Stock Award, Restricted Stock Unit Award, Performance Award or Stock Value Equivalent Award or any other rights hereunder except as may be evidenced by an Award or by an Option or Stock Appreciation Agreement duly executed on behalf of the Company, and then only to the extent of and on the terms and conditions expressly set forth therein. The Plan shall be unfunded. The Company shall not be required to establish any special or separate fund or to make any other segregation of funds or assets to assure the payment of any Award.

(b) No Employment Rights Conferred. Nothing contained in the Plan or in any Award made hereunder shall:

(i) confer upon any employee any right to continuation of employment with the Company or any Subsidiary; or

(ii) interfere in any way with the right of the Company or any Subsidiary to terminate his or her employment at any time.

(c) No Rights to Serve as a Director Conferred. Nothing contained in the Plan or in any Award made hereunder shall confer upon any Director any right to continue their position as a Director of the Company.

(d) Other Laws; Withholding. The Company shall not be obligated to issue any shares of Common Stock pursuant to any Award at any time, when the offering of the shares of Common Stock covered by such Award has not been registered under the U.S. Securities Act of 1933, as amended (the "Act") or such other country, U.S. federal or state laws, rules or regulations as the Company deems applicable and, in the opinion of legal counsel for the Company, there is no exemption from the registration. The Company intends to use reasonable efforts to ensure that no such delay will occur. In the event exemption from registration under the Act is available upon vesting of an Award, the Participant, if requested by the Company to do so, will execute and deliver to the Company in writing an agreement containing such provisions as the Company may require to assure compliance with applicable securities laws. By accepting an Award, the Participant agrees that the shares of Common Stock which the Participant may acquire upon vesting of an Award will not be sold or otherwise disposed of in any manner which would constitute a violation of any applicable U.S. federal, state or non-U.S. securities laws. Furthermore, the Participant also agrees (i) that the Company may refuse to register the transfer of the shares of Common Stock acquired under an Award on the stock transfer records of the Company if such proposed transfer would in the opinion of counsel to the Company constitute a violation of any applicable securities law, and (ii) that the Company may give related instructions to its transfer agent, if any, to stop registration of the transfer of the shares of Common Stock acquired under the Plan. No fractional shares of Common Stock shall be delivered, nor shall any cash in lieu of fractional shares be paid. The Company shall have the right to deduct in connection with all Awards any taxes required by law to be withheld and to require any payments necessary to enable it to satisfy its withholding obligations. The Committee may permit the Holder of an Award to elect to surrender, or authorize the Company to withhold, shares of Common Stock (valued at their Fair Market Value on the date of surrender or withholding of such shares) in satisfaction of the Company's withholding obligation, subject to such restrictions as the Committee deems appropriate.

(e) No Restriction on Corporate Action. Nothing contained in the Plan shall be construed to prevent the Company or any Subsidiary from taking any corporate action which is deemed by the Company or such Subsidiary to be appropriate or in its best interest, whether or not such action would have an adverse effect on the Plan or any Award made under the Plan. No Holder, beneficiary or other person shall have any claim against the Company or any Subsidiary as a result of any such action.

(f) Restrictions on Transfer. No Award may be sold, assigned, pledged, exchanged, hypothecated, encumbered, disposed of, or otherwise transferred, except by will or the laws of descent and distribution or pursuant to a "qualified domestic relations order" as defined by the Code or Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended, or similar order. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of an Award or of such rights contrary to the provisions of an Award Document or in the Plan, the Award and such rights shall immediately become null and void. The Committee may prescribe and include in the respective Award Documents hereunder other restrictions on transfer. Upon a Holder's death, the Holder's personal representative or other person entitled to succeed to the rights of the Holder (the "Successor Holder") may exercise such rights as are provided under the applicable Award Document. A Successor Holder must furnish proof satisfactory to the Company of his or her rights to exercise the Award under the Holder's will or under the applicable laws of descent and distribution. Notwithstanding the foregoing, the Committee shall have the authority, in its

discretion, to grant (or to sanction by way of amendment to an existing grant) Awards (other than Incentive Stock Options) which may be transferred by the Holder for no consideration to or for the benefit of the Holder's Immediate Family, to a trust solely for the benefit of the Holder and his Immediate Family, or to a partnership or limited liability company in which the Holder and members of his Immediate Family have at least 99% of the equity, profit and loss interest, in which case the Award Document shall so state. A transfer of an Award pursuant to this Paragraph (f) shall be subject to such rules and procedures as the Committee may establish. In the event an Award is transferred as contemplated in this Paragraph (f), such Award may not be subsequently transferred by the transferee except by will or the laws of descent and distribution, and such Award shall continue to be governed by and subject to the terms and limitations of the Plan and the relevant written instrument for the Award and the transferee shall be entitled to the same rights as the Holder under Articles XIII and XIV hereof as if no transfer had taken place. No transfer shall be effective unless and until written notice of such transfer is provided to the Committee, in the form and manner prescribed by the Committee. The consequences of termination of employment shall continue to be applied with respect to the original Holder, following which the Awards shall be exercised by the transferee only to the extent and for the periods specified in the Plan and the related Award Document. The Option Agreement, Stock Appreciation Rights Agreement, Restricted Stock Award Agreement, Restricted Stock Unit Award Agreement or other Award Document shall specify the effect of the death of the Holder on the Award.

(g) Governing Law. This Plan shall be construed in accordance with the laws of the State of Texas, except to the extent that it implicates matters which are the subject of the General Corporation Law of the State of Delaware which matters shall be governed by the latter law.

(h) Foreign Awardees. Without amending the Plan, the Committee may grant Awards to eligible persons who are foreign nationals on such terms and conditions different from those specified in the Plan as may, in the judgment of the Committee, be necessary or desirable to foster and promote achievement of the purposes of the Plan and, in furtherance of such purposes, the Committee may make such modifications, amendments, procedures, subplans and the like as may be necessary or advisable to comply with the provisions of laws and regulations in other countries or jurisdictions in which the Company or its Subsidiaries operate.

(i) Clawback or Recoupment. Notwithstanding any other provisions in this Plan, any Award shall be subject to clawback, recovery or recoupment by the Company under any clawback or recoupment policy adopted by the Company, whether before or after the date of grant of the Award.

Directions to the Halliburton Annual Meeting of Shareholders

The Halliburton North Belt Facility is located on the North Sam Houston Parkway (Beltway 8 Tollway) south feeder between Aldine Westfield and JFK Boulevard.

3000 N. Sam Houston Parkway East
Houston, Texas 77032
281-871-4000

From I-45	From I-69 / US 59 and IAH
● Take the Sam Houston Parkway East	● Take the Sam Houston Parkway West
● Exit JFK Blvd	● Exit Aldine Westfield
	● "U-Turn" at Aldine Westfield and proceed east on the Sam Houston Parkway feeder

The main entrance to the North Belt facility will be on your right, about halfway between Aldine Westfield and JFK Blvd.

HALLIBURTON

281.871.2699
www.halliburton.com